

# NABORS

# 2023
## Annual Report

### *Energy Without Compromise*

Nabors Industries Ltd.

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
### FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from               to

**Commission File Number 001-32657**
## NABORS INDUSTRIES LTD.
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Bermuda** | **98-0363970** |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **Crown House Second Floor**<br>**4 Par-la-Ville Road**<br>**Hamilton, HM08**<br>**Bermuda** | **N/A** |
| (Address of principal executive offices) | (Zip Code) |

**(441) 292-1510**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common shares, $.05 par value per share | NBR | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934: **None.**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  YES ☒  NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  YES ☐  NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  YES ☒  NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to file such reports).  YES ☒  NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒          Accelerated Filer ☐          Non-accelerated Filer ☐          Smaller Reporting Company ☐          Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  YES ☐  NO ☒

The aggregate market value of the 9,008,614 common shares held by non-affiliates of the registrant outstanding as of the last business day of our most recently completed second fiscal quarter, June 30, 2023, based on the closing price of our common shares as of such date of $93.03 per share as reported on the New York Stock Exchange, was $838,071,360. Common shares held by each officer and director and by each person who owns 5% or more of the outstanding common shares have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of common shares outstanding as of February 6, 2024 was 9,472,048 excluding 1,161,283 common shares held by our subsidiaries, or 10,633,331 in the aggregate.

## DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the definitive Proxy Statement to be distributed in connection with our 2024 Annual General Meeting of Shareholders (Part III).

**NABORS INDUSTRIES LTD.**
**Form 10-K Annual Report**
**For the Year Ended December 31, 2023**

**Table of Contents**

# CORPORATE INFORMATION

Our internet address is *www.nabors.com*. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy and Information Statements and amendments to those reports filed or furnished pursuant to Section 13(a), 14(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). Reference in this document to our website address does not constitute incorporation by reference of the information contained on the website into this annual report on Form 10-K. The SEC maintains an internet site (*www.sec.gov*) that contains periodic and current reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition, documents relating to our corporate governance (such as committee charters, governance guidelines and other internal policies) can be found on our website.

# FORWARD-LOOKING STATEMENTS

We discuss expectations regarding our future markets, demand for our products and services, and our performance in our annual, quarterly and current reports, press releases, and other written and oral statements. Statements relating to matters that are not historical facts are "forward-looking statements" within the meaning of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. These "forward-looking statements" are based on an analysis of currently available competitive, financial and economic data and our operating plans. They are inherently uncertain and investors should recognize that events and actual results could turn out to be significantly different from our expectations. By way of illustration, when used in this document, words such as "anticipate," "believe," "expect," "plan," "intend," "estimate," "project," "will," "should," "could," "may," "predict" and similar expressions are intended to identify forward-looking statements.

Factors to consider when evaluating these forward-looking statements include, but are not limited to:

- geopolitical events, pandemics (including COVID-19) and other macro-events and their respective and collective impact on our operations as well as oil and gas markets and prices;

- fluctuations and volatility in worldwide prices of and demand for oil and natural gas;

- fluctuations in levels of oil and natural gas exploration and development activities;

- fluctuations in the demand for our services;

- competitive and technological changes and other developments in the oil and gas and oilfield services industries;

- our ability to renew customer contracts in order to maintain competitiveness;

- the existence of operating risks inherent in the oil and gas and oilfield services industries;

- the possibility of the loss of one or a number of our large customers;

- the amount and nature of our future capital expenditures and how we expect to fund our capital expenditures;

- the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems;

- the impact of our long-term indebtedness and other financial commitments on our financial and operating flexibility;

- our access to, and the cost of, capital, including the impact of a downgrade in our credit rating, covenant restrictions, availability under our secured revolving credit facility, future issuances of debt or equity securities and the global interest rate environment;

- our dependence on our operating subsidiaries and investments to meet our financial obligations;

- our ability to retain skilled employees;

- our ability to complete, and realize the expected benefits of, strategic transactions;

- changes in tax laws and the possibility of changes in other laws and regulations;

- the possibility of political or economic instability, civil disturbance, war or acts of terrorism in any of the countries in which we do business;

- global views on and the regulatory environment related to energy transition and our ability to implement our energy transition initiatives;

- potential long-lived asset impairments;

- the possibility of changes to U.S. trade policies and regulations, including the imposition of trade embargoes, sanctions or tariffs; and

- general economic conditions, including the capital and credit markets.

Our business depends, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of oil or natural gas, that has a material impact on exploration, development and production activities, could also materially affect our financial position, results of operations and cash flows.

The above description of risks and uncertainties is by no means all-inclusive but highlights certain factors that we believe are important for your consideration. For a more detailed description of risk factors, please refer to Part I, Item 1A.—*Risk Factors.*

**ITEM 1.** *BUSINESS*

Nabors Industries, Ltd. (NYSE: NBR) was formed as a Bermuda exempted company on December 11, 2001. Unless the context requires otherwise, references in this annual report to "we," "us," "our," "the Company," or "Nabors" mean Nabors Industries Ltd., together with our subsidiaries. References in this annual report to "Nabors Delaware" mean Nabors Industries, Inc., a wholly owned subsidiary of Nabors.

**Overview**

Nabors owns and operates one of the world's largest land-based drilling rig fleets and is a provider of offshore platform rigs in the United States and international markets. Nabors also provides performance tools, directional drilling services, tubular running services and innovative technologies for its own rig fleet and those operated by third parties. In addition, Nabors manufactures advanced drilling equipment and provides drilling rig instrumentation. In today's performance-driven environment, we believe we are well positioned to seamlessly integrate downhole hardware, surface equipment and software solutions into our AC rig designs. Leveraging our advanced drilling automation capabilities, Nabors' highly skilled workforce continues to set new standards for operational excellence and transform our industry.

With operations in over 15 countries, we are a global provider of drilling and drilling-related services for land-based and offshore oil and natural gas wells, with a fleet of rigs and drilling-related equipment which, as of December 31, 2023 included:

- 291 actively marketed rigs for land-based drilling operations in the United States and various countries throughout the world; and

- 28 actively marketed rigs for offshore platform drilling operations in the United States and multiple international markets.

The following table presents our average rigs working (a measure of activity and utilization over the year) for the years ended December 31, 2023, 2022 and 2021:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | 2023 | 2022 | 2021 |
| **Average Rigs Working:** | | | |
| U.S. Drilling | 86.3 | 97.2 | 67.9 |
| Canada Drilling | — | — | 9.0 |
| International Drilling | 77.6 | 74.2 | 75.7 |
|  | 163.9 | 171.4 | 152.6 |

Average rigs working represents a measure of the number of equivalent rigs operating during a given period. For example, one rig operating 182.5 days during a 365-day period represents 0.5 average rigs working.

Our business consists of five reportable segments: U.S. Drilling, Canada Drilling, International Drilling, Drilling Solutions and Rig Technologies.

Additional information regarding the geographic markets in which we operate and our business segments can be found in Note 18—Segment Information in Part II, Item 8.—Financial Statements and Supplementary Data.

*U.S. Drilling*

Nabors operates one of the largest land-based drilling rig fleets in the U.S. We continue to drive innovation and integration in the industry. Nabors offers a full suite of advanced solutions including performance software and automation technologies. We are active in the major hydrocarbon basins across the Lower 48 market and Alaska as well as offshore in the Gulf of Mexico. Our marketed U.S. fleet as of December 31, 2023 consists of 166 AC rigs, which use alternating electrical current in order to make ultra fine adjustments to optimize drilling, 9 SCR land rigs, legacy rigs using direct current silicon-controlled rectifiers to drive motors, and 12 offshore platform rigs.

Since we introduced our first AC land rig in 2002, we have continued to develop industry-leading breakthroughs. As the industry shifted to multi-well pad drilling, we anticipated the demand for greater efficiencies and adaptability for batch drilling on multi-well drilling pads. As a result, we developed our PACE® drilling rigs. In 2013, we introduced our PACE®-X800 rig equipped with an advanced walking system with multidirectional capabilities that enables the rig to move efficiently over multiple wellheads on a pad. Because the rig's ancillary equipment is integrated within the rig, it moves easily between adjacent rows of wells. In 2016, we introduced our PACE®-M800 and PACE®-M1000 rigs which complement our existing PACE®-X800 rigs. Both versions of the M-series are designed to move rapidly between pads.

In recent years we have developed and deployed a full suite of technology supporting Nabors and third-party rigs. Demonstrating Nabors technology leadership, we employ automation to improve safety, increase efficiencies and build agility for our customers. See "—Drilling Solutions" below for more information.

*Canada Drilling*

In July 2021, we closed on the sale of our Canada Drilling assets.

*International Drilling*

We operate in major international oil and gas markets, primarily in the Middle East and Latin America, most notably Saudi Arabia, Argentina, Colombia and Mexico. Many of our rigs are designed to address the challenges of working in specific operating environments, such as desert climates, mountainous regions, and tropical zones.

As of December 31, 2023, our international fleet consisted of 116 land-based drilling rigs and 16 actively marketed platforms rigs in the international offshore drilling markets.

*Drilling Solutions*

Nabors Drilling Solutions ("NDS") offers specialized drilling technologies, such as proprietary drilling-bit steering systems and rig instrumentation software that enhance drilling performance and wellbore placement.

Our tools are ideal for applications where high reliability, precise wellbore placement and drilling efficiency are required. Impactful NDS products and services include:

- ROCKit®, a directional steering control system that increases performance while slide drilling, through drill string oscillation and precise toolface control;

- SmartNAV™, a collaborative guidance and advisory platform that delivers automated directional drilling information and instructions to drive consistent decision making, transparency, and improved performance;

- SmartSLIDE™, an advanced directional steering control system that automates slide drilling to consistently deliver high performance; and

- RigCLOUD®, a digital infrastructure that integrate applications to deliver real-time insight into operations across the rig fleet.

Nabors offers a full range of tubular running services ("TRS"). TRS primarily includes casing running, tubing running and torque monitoring. Nabors also offers managed pressure drilling ("MPD") services that expands the capability of rigs to drill wells in otherwise challenging formations. Our proprietary software empowers the driller to deliver these services with consistency and repeatability. Both TRS and MPD integrate with the rig, eliminating the need for third party service providers and thereby improving efficiencies and reducing cost.

*Rig Technologies*

Our Rig Technologies segment is primarily comprised of Canrig, which manufactures and sells top drives, catwalks, wrenches, drawworks and other drilling related equipment such as robotic systems and downhole tools which are installed on both onshore and offshore drilling rigs. Rig Technologies also provides aftermarket sales and services for the installed base of its equipment.

NDS and Rig Technologies' portfolio of services and capabilities are available to third-party customers both in domestic and international markets.

**Our Business Strategy**

Our business strategy is to build shareholder value and enhance our competitive position by:

- leveraging our existing global infrastructure and leading operating performance to capitalize on growth opportunities;

- enhancing our technology position and advancing drilling technology both on the rig and downhole;

- expanding our portfolio of value-added services to our customers;

- investing in alternative energy and carbon reduction technologies;

- achieving superior operational and health, safety and environmental performance; and

- achieving financial returns in excess of our cost of capital.

We believe we deploy the most capable and modern rig fleet in the Lower 48 market. Our customer base recognizes the quality of our assets, the competency of our crews, our industry leading operational performance and the value added by our performance software and our services integration.

We believe our drilling technology portfolio positions us well to address the changing market dynamic both in the United States and internationally. In recent years, we have added complementary services to our traditional rig offering, in many cases replacing third-party providers of these same services.

**Drilling Contracts**

Our drilling contracts are typically daywork contracts. A daywork contract generally provides for a basic rate per day when drilling (the dayrate for providing a rig and crew) and for lower rates when the rig is moving between drilling locations, or when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond our control. In addition, daywork contracts may provide for a lump-sum fee for the mobilization and demobilization of the rig, which in most cases approximates our anticipated costs. While daywork contracts represent the bulk of our relationships, we also have footage contracts (in which the drilling contractor is paid on the basis of a rate per foot drilled) and turnkey contracts (in which the drilling contractor is paid for drilling a well to a specified depth for a fixed price). We also offer performance enhancing drilling services, performance software and equipment such as managed pressure services, directional drilling, rotary steering systems and measurement while drilling. These additional products and services are additive to our rig charges.

Our contracts for land-based and offshore drilling have durations that are single-well, multi-well or term. Term contracts generally have durations ranging from six months to five years. Under term contracts, our rigs are committed to one customer. Offshore workover projects are often contracted on a single-well basis. We generally receive drilling contracts through competitive bidding, although we occasionally enter into contracts by direct negotiation. Most of our single-well contracts are subject to termination by the customer on short notice, while multi-well contracts and term contracts may provide us with early termination compensation in certain circumstances. Such payments may not fully compensate us for the loss of a contract, and in certain circumstances the customer may not be obligated, able or willing to make an early termination payment to us. Contract terms and rates differ depending on a variety of factors, including competitive conditions, the geographical area, the geological formation to be drilled, the equipment and services to be supplied (including enhanced drilling services), the on-site drilling conditions, and the anticipated duration of the work to be performed.

**Our Customers**

Our customers include major international, national and independent oil and gas companies. One customer, Saudi Aramco, accounted for approximately 26%, 26% and 31% of our consolidated operating revenues during the years ended December 31, 2023, 2022 and 2021, respectively, which operating revenues are primarily included in the results of our International Drilling reportable segment. Our contracts with Saudi Aramco are on a per rig basis. These contracts are primarily operated through SANAD, our joint venture with Saudi Aramco. See Part I, Item 1A.—Risk Factors—*The loss of one or a number of our large customers could have a material adverse effect on our business, financial condition and results of operations.*

**Human Capital**

As of December 31, 2023, Nabors employed approximately 12,000 employees worldwide, approximately 7,900 of which are located outside the United States.

*Diversity*

As a global company focused on internal collaboration to achieve common goals and external partnerships to optimize customer value, Nabors believes a diverse workforce is key to our overall success. We continue to enhance our diverse work environment that welcomes all backgrounds, ethnicities, and experiences. Our employee base currently represents different 89 nationalities. Based on our most recent employee engagement survey, we learned that:

- 42% of our workforce is comprised of minority groups with minorities comprising 37% of management (7% increase from 2022).
- 8% of our workforce identifies as female (3% increase from 2022), with 19% of them holding management positions (8% increase from 2022).

*Talent Management*

Nabors is committed to gender and ethnicity balance in its hiring practices and workplaces. By implementing strategic recruiting efforts, employee development streams and retention, we have made progress that outpaces the industry. A few notable 2023 successes include:

- 58% of U.S. Selling, General and Administrative (SGA) and Field Support workforce hires were racially diverse;
- Over 20% reduction in female attrition among SGA and Field Support workforce since 2022; and
- A 2023 employee engagement survey indicated employees viewed their current teams as diverse.

Our talent management team focused their efforts on career development across the entire organization, with the following notable successes:

- Completed and reviewed succession planning for 100% of executives, directors and managers;
- Started succession planning for the supervisor level and achieved over 51%;
- Over 67% of critical role vacancies were filled with internal successors;
- Strongest in-person and online participation over 3 years in the Evolving Your Career series which included 2 sessions with senior leadership;
- In the second year of our ACE (Actively Changing Energy) program, Cohort 2 comprised of recently graduated STEM professionals, with a noteworthy 100% representation from diverse communities; and
- Created professional development plans for 83 high-potential technical and functional experts, over 54% representing diverse communities.

*Employee Resource Groups*

Our Employee Resource Groups (ERGs), comprised of employees with shared interests, characteristics, or life experiences, strongly influence and cultivate change. In 2022, ERGs spearheaded involvement in 13 corporate community relations opportunities.

By recognizing disparate voices, we foster a more cohesive, high-performing, and productive workforce aligned to achieve excellence together.

*Learning and Development*

Nabors is dedicated to the development and training of our worldwide workforce. Training begins at onboarding, where employees receive job-specific instruction with integrated safety expectations, corporate ethics, and behaviors that create an inclusive workplace.

Successes experienced in 2023 include:

- Diversity and inclusion training was provided to U.S. field operations-based workforce achieving 93% compliance;
- Achieved 97% compliance with all safety-related training;
- Achieved 97% compliance with four new Journey to Excellence training modules;
- Achieved 98% compliance with a new Code of Business Conduct training published in four languages: Arabic, English, Russian, and Spanish; and
- Increased drilling crew field-based competency levels by 35% and verified crew competence by completing over 2,314 formal assessments.

*Educational Assistance*

In 2009, our former Chairman and CEO, Eugene M. Isenberg, established the Isenberg Education Fund Scholarship Program to provide educational assistance to talented, high-achieving individuals who demonstrate strong academic performance, dedicated community service, and financial need. This aid is available to qualified employees and their family members. This year, 69% of the applicants met all requirements and received monetary awards for their fall semester education.

*Health, Welfare and Retirement*

We provide employees health and welfare benefits standard for the industry and their location of employment. U.S. employees and their families receive medical, dental and vision insurance, life insurance and short-term and long-term disability coverage, and health and dependent care flexible spending accounts. All U.S. full-time employees also are eligible for a 401(k) plan with a Company match. This year we have enhanced our paid parental leave to foster baby bonding and implemented two paid days per year for employees to pursue volunteer opportunities in the communities where we live and operate.

*Workplace Health and Safety*

Safety is one of our core values. Through our Journey to Excellence, we take a risk-based approach by ensuring our employees have access to preventative policies, procedures, programs, and training as they strive towards Mission Zero.

*Board Oversight of Human Capital Management*

Our human capital management efforts receive oversight from our board of directors. Our Compensation Committee oversees our human capital-related policies, programs, and initiatives that focus on diversity, succession planning, executive compensation, and benefits. Our Technology and Safety Committee provides oversight of employee safety, health, and wellness matters.

**Seasonality**

Our operations are subject to seasonal factors. Specifically, our drilling operations in Alaska generally experience reduced levels of activity and financial results during the second quarter of each year, due to the annual spring thaw. In addition, our U.S. offshore market can be impacted during summer months by tropical weather systems in the Gulf of Mexico. Global climate change could lengthen these periods of reduced activity, but currently we cannot estimate the degree to which these activities may be affected. Our overall financial results reflect the seasonal variations experienced in these operations, but seasonality does not materially impact the remaining portions of our business.

**Research and Development**

We make investments in R&D to develop new products, services, solutions and software in support of our business and the businesses of our customers.

**Patents**

We own a significant number of patents important to our business and we expect to continue to file patent applications to protect our investments in new products and services. While the patents may collectively be material to our company, we do not believe any single patent is material to our business.

**Industry/Competitive Conditions**

To a large degree, our businesses depend on the level of capital spending by oil and gas companies for exploration, development and production activities. The level of exploration, development and production activities is to a large extent tied to the prices of oil and natural gas, which can fluctuate significantly and are highly volatile. Relatedly, customers may have difficulty accessing capital markets due to poor historical returns for their investments and due to certain institutional investors choosing not to invest in fossil fuel industries. A decrease or prolonged decline in the price of oil or natural gas or in the exploration, development and production activities of our customers could result in a corresponding decline in the demand for our services and/or a reduction in dayrates and utilization, which could have a material adverse effect on our financial position, results of operations and cash flows. See Part I, Item 1A.—Risk Factors— *Fluctuations in oil and natural gas prices could adversely affect drilling activity and our revenues, cash flows and profitability, —Our customers and thereby our business and profitability could be adversely affected by low oil prices and/or turmoil in the global economy,* and—*Our drilling contracts may in certain instances be renegotiated, suspended or terminated without an early termination payment* and Item 7.— Management's Discussion and Analysis of Financial Condition and Results of Operations.

The markets in which we provide our services are highly competitive. We believe that competitive pricing is a significant factor in determining which service provider is awarded a job in these markets and customers are increasingly sensitive to pricing during periods of market instability. Historically, the number of available rigs and drilling-related equipment has exceeded demand in many of the markets in which we operate, resulting in strong price competition. This is due in part to the fact that most rigs and drilling-related equipment can be moved from one region to another in response to changes in the levels of exploration, development and production activities and market conditions, which may result in an oversupply of rigs and drilling-related equipment in certain areas.

Competition has increased based on the supply of existing and new rigs across all our markets. Most available contracts for our services are currently awarded on a bid basis, which further increases competition based on price.

In addition to price, other competitive factors in the markets we serve are the overall quality of service and safety record, the technical specification and condition of equipment, the availability of skilled personnel, the ability to offer ancillary services and the environmental and technological friendliness of our products and services. Our drilling business is subject to certain additional competitive factors. For example, we believe our ability to deliver rigs with new technology and features and, in certain international markets, our experience operating in certain environments and strong customer relationships have been significant factors in the selection of Nabors for the provision of drilling services. We expect that the market for our drilling services will continue to be highly competitive. See Part I, Item 1A.—Risk Factors—*We operate in a highly competitive industry with excess drilling capacity, which may adversely affect our results of operations.*

The global market for drilling and related products and services is competitive. Certain competitors are present in more than one of the markets in which we operate, although no one competitor operates in all such markets. Our strategy combines advanced drilling rig designs – complete with integrated downhole tools, surface equipment, and software – with operational performance, industry-leading safety, and an innovative technology roadmap.

Significant competitors in our U.S. Drilling segment include Helmerich & Payne Inc., Patterson-UTI Energy Inc., Precision Drilling Corp., and Ensign Energy Services Inc. In the U.S. Lower 48 land drilling market, we also compete with numerous smaller or regional drilling contractors. In our International segment, significant competitors with operations in multiple countries include KCA Deutag Drilling Limited, as well as many contractors with regional or local rig operations.

Our Rig Technologies segment competes primarily with NOV, KCA Deutag, and several smaller rig equipment suppliers. Our Drilling Solutions segment competes with services provided by NOV, Pason, Baker Hughes Co., Halliburton Co., SLB, Expro Group Holdings NV, Weatherford International plc., as well as several of our drilling competitors and smaller, specialized service providers.

**Acquisitions and Divestitures**

We have grown from a land drilling business centered in the U.S. Lower 48, Canada and Alaska to an international business with land and offshore operations in major oil and gas markets around the world. This growth was fueled in part by strategic acquisitions. While we continuously consider and review strategic opportunities, including acquisitions, divestitures, joint ventures, alliances and other strategic transactions, there can be no assurance that such opportunities will continue to be available, that the pricing will be economical or that we will be successful in completing and realizing the expected benefits of such transactions in the future.

We may sell a subsidiary or group of assets outside of our core markets or business if it is strategically or economically advantageous for us to do so.

In July 2021, we sold our Canada Drilling segment assets for approximately $94.0 million. These assets included our fleet of 35 land-based drilling rigs and related equipment and property. This transaction did not represent a strategic shift in our operations and did not have a major effect on our operations and financial results.

**Sustainability**

Sustainability is an essential part of the corporate culture at Nabors and an integral part of our strategic plans. We know that our success is directly linked to implementing and executing a broad range of sustainable practices. Through technological innovation, environmental impact planning, corporate safety initiatives and community relations activities, Nabors understands that how we conduct business is as important as our results. Corporate responsibility guides every aspect of our daily activities and is the key to our continued success.

**Environmental Compliance**

We do not anticipate that compliance with currently applicable environmental laws and regulations and controls will significantly change our competitive position, capital spending or earnings during 2024. We believe we are in material compliance with applicable environmental laws and regulations and that the cost of such compliance is not material to our business or financial condition. For a more detailed description of the environmental laws and regulations applicable to our operations, see Part I, Item 1A.—Risk Factors—*Changes to or noncompliance with laws and regulations or exposure to environmental liabilities could adversely affect our results of operations.*

**Energy Transition**

Nabors has a fast-growing portfolio of technologies designed to drive energy efficiency and emissions reductions for the Company and its customers. Our portfolio of energy transition related technologies includes real-time emissions monitoring quantification and reporting and analytics software, engine management controls, energy storage systems, and hydrogen technologies, as well as solutions that enable use of high-line power and dual-fuels.

In addition, Nabors has invested in venture opportunities in several high potential markets addressing carbon reduction. Our initial investments focus on alternative energy sources such as geothermal, hydrogen, energy storage and carbon capture, including utilization and sequestration technologies and emissions monitoring. For example, in February 2023, Nabors Energy Transition Corp. ("NETC") entered into a definitive agreement for a business combination, with one such investment target, Vast Solar Pty. Ltd. ("Vast"), a development-stage company specializing in the design and manufacturing of concentrated solar thermal power (CSP) systems. The business combination was completed on December 18, 2023 with NETC merging with and into a wholly owned subsidiary of Vast. Following the merger, Nabors now has a significant non-controlling equity investment in Vast.

## ITEM 1A. *RISK FACTORS*

In addition to the other information set forth elsewhere in this annual report, the following factors should be carefully considered when evaluating Nabors. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risk Factors Summary

The following is a summary of the principal risks included in this annual report that we believe could adversely affect our business, operations, and financial results.

**Business and Operational Risks**

- Fluctuations in oil and natural gas prices could adversely affect drilling activity and our revenues, cash flows and profitability.
- Our customers and thereby our business and profitability could be adversely affected by low oil prices and/or turmoil in the global economy.
- We operate in a highly competitive industry with excess drilling capacity, which may adversely affect our results of operations.
- We must renew customer contracts to remain competitive.
- The nature of our operations presents inherent risks of loss, including weather-related risks, that could adversely affect our results of operations.
- Our drilling contracts may in certain instances be renegotiated, suspended or terminated on short notice and/or without an early termination payment.
- The loss of one or a number of our large customers could have a material adverse effect on our business, financial condition and results of operations.
- The profitability of our operations could be adversely affected by war, civil disturbance, terrorist activity or other political or economic instability, fluctuation in currency exchange rates and local import and export controls.
- We rely on third-party suppliers, manufacturers and service providers to secure equipment, components and parts used in rig operations, conversions, upgrades and construction.
- Our contracts with state-owned energy companies may expose us to greater risks than we normally assume in contracts with non-governmental customers.
- Control of oil and natural gas reserves by state-owned oil companies may affect the demand for our services and products and create additional risks in our operations.
- Our operating expense includes fixed costs that may not decline in proportion to decreases in rig utilization and dayrates.
- Actions of and disputes with our joint venture partners could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.
- Failure to realize the anticipated benefits of acquisitions, divestitures, investments, joint ventures and other strategic transactions may adversely affect our business, results of operations and financial position.
- Decisions by internet service, cloud hosting service and related providers to restrict or ban our ability to use their platforms could adversely affect our ability to promote and conduct our business and inform investors.
- Failure to effectively and timely address the energy transition could adversely affect our business, financial condition, results of operations, cash flows and share price.

- Our aspirations, goals and initiatives related to sustainability and emissions reduction, and our public statements and disclosures regarding them, expose us to risks.
- We are subject to a number of uncertainties during the timeframe when Nabors Energy Transition Corporation II (NETC II) pursues a business combination, which could adversely affect our business, financial condition, results of operations, cash flows and share price.

**Financial Risks**

- We may record additional losses or impairment charges related to sold or idle drilling rigs and other assets.
- Our financial and operating flexibility could be affected by our long-term debt and other financial commitments.
- Volatility in prices of goods and services and interest rates could expose us to risks in managing our operating and capital costs.
- Our ability to access capital markets could be limited.
- A downgrade in our credit rating could negatively affect our cost of capital and our ability to access capital markets or other financing sources.

**Technology Risks**

- New technologies may cause our drilling methods and equipment to become less competitive and it may become necessary to incur higher levels of operating and capital expenditures in order to keep pace with the disruptive trends in the drilling industry. Growth through building of new drilling rigs and improvement of existing rigs is not assured.
- Limitations on our ability to obtain, maintain, protect or enforce our intellectual property rights, including our trade secrets, could cause a loss in revenues and any competitive advantage we hold.
- Technology disputes could negatively affect our operations or increase our costs.
- Improvements in or new discoveries of alternative energy technologies could have a material adverse effect on our financial condition and results of operations.

**Legal and Regulatory Risks**

- Our international business exposes us to additional risks, including risks related to geopolitical and economic factors, international laws and regulations, and compliance obligations and risks under the Foreign Corrupt Practices Act and other applicable anti-corruption laws. Violations of these laws could have a negative effect on our business.
- Changes to or noncompliance with laws and regulations regarding environmental matters or exposure to environmental liabilities could adversely affect our results of operations.
- The physical effects of climate change and the regulation of greenhouse gas emissions could have a negative effect on our business.
- We are subject to complex and evolving laws and regulations regarding data privacy and security.
- Legal proceedings and governmental investigations could affect our financial condition and results of operations.
- Our business may be affected by changes in applicable sanctions or export controls laws and regulations, including those targeting Russia.
- We may be subject to changes in tax laws and have additional tax liabilities.
- The Company's ability to use its net operating loss carryforwards, and possibly other tax attributes, to offset future taxable income for U.S. federal income tax purposes may be significantly limited due to various circumstances, including future transactions involving the sale or issuance of Company equity securities, or if taxable income does not reach sufficient levels.

**Share Capital and Corporate Structure Risks**

- Significant issuances of common shares could adversely affect the market price of our common shares.
- Our common share price has been and may continue to be volatile.
- Provisions in our organizational documents may be insufficient to thwart a coercive hostile takeover attempt; conversely, provisions in our organizational documents and in our outstanding debt and Saudi

joint venture documents may deter a change of control transaction and decrease the likelihood of a shareholder receiving a change of control premium.

- As a holding company, we depend on our operating subsidiaries and investments to meet our financial obligations.

**General Risks**

- Investor sentiment and public perception related to the fossil fuels industry and to ESG initiatives could affect the demand for our services, increase our costs of capital, our reporting requirements and our operations, which could negatively affect our stock price.
- Our business, results of operations and financial condition have been and may continue to be adversely affected by global public health epidemics, including the strain of coronavirus known as COVID-19, and future adverse effects could be material and difficult to predict.
- Our business is subject to cybersecurity risks.
- The loss of key executives or inability to attract and retain experienced technical professionals and talented personnel could reduce our competitiveness and harm prospects for future success.

For a more complete discussion of the risks facing our business, see below.

Business and Operational Risks

***Fluctuations in oil and natural gas prices could adversely affect drilling activity and our revenues, cash flows and profitability.***

Our operations, demand for our services, and the rates we are able to charge for such services depend on the level of spending by oil and gas companies for exploration, development and production activities. Both short-term and long-term trends in oil and natural gas prices affect these activity levels. Oil and natural gas prices, as well as the level of drilling, exploration and production activity, have been highly volatile for several years and are expected to continue to be volatile for the foreseeable future. Declines in oil prices are primarily caused by, among other things, an excess of supply of crude oil in relation to demand, in addition to significant shocks to regional and global economies such as the COVID-19 pandemic and regional and global conflicts, especially in significant oil-producing regions around the world. Worldwide military, political, public health, and economic events, including initiatives by the Organization of Petroleum Exporting Countries ("OPEC") and OPEC+, uncertainty in capital and commodities markets, and the ability of oil and natural gas producers to access capital, and the extent to which they are willing or able to deploy capital, affect both the supply of and demand for oil and natural gas. In addition, weather conditions, governmental regulation (both in the United States and elsewhere) related to the development/production and use of oil and natural gas, levels of consumer demand for oil and natural gas, general and global economic conditions, oil and gas production levels by non-OPEC countries, decisions by oil and gas producers to continue producing oil and gas despite excess supply, the availability and demand for drilling equipment and pipeline capacity, availability and pricing of alternative energy sources, as well as governmental programs that incentivize the use of alternative energy, public perception of fossil fuel use and other factors beyond our control may also affect the supply of and demand for oil and natural gas, and thereby affect the price of oil and natural gas.

Lower oil and natural gas prices also could adversely affect our cash forecast models used to determine whether the carrying values of our long-lived assets exceed our future cash flows, which could result in future impairment to our long-lived assets. Lower oil and natural gas prices also could affect our ability to retain skilled rig personnel and affect our ability to access capital to finance and grow our business. There can be no assurances as to the future level of demand for our services or future conditions in the oil and natural gas and oilfield services industries.

***Our customers and thereby our business and profitability could be adversely affected by low oil prices and/or turmoil in the global economy.***

Changes in general economic and political conditions may negatively affect our business, financial condition, results of operations and cash flows. As a result of the volatility of oil and natural gas prices, we are unable to fully predict the level of exploration, drilling and production activities of our customers and whether our customers and/or suppliers will be able to sustain their operations and fulfill their commitments and obligations. If oil prices decrease and/or global economic conditions deteriorate, there could be a material adverse effect on the liquidity and operations of our customers, vendors and other worldwide business partners, which in turn could have a material effect on our utilization, dayrates, results of operations and liquidity. Furthermore, these conditions may result in certain of our customers being unable to pay vendors, including us. In addition, we may experience difficulties forecasting future capital expenditures by our customers, which in turn could lead to either over capacity in deployable assets or, in the event of further recovery in oil prices and the worldwide economy, under capacity, either of which could adversely affect our operations. There can be no assurance that the global economic environment will not deteriorate in the future due to one or more factors.

***We operate in a highly competitive industry with excess drilling capacity, which may adversely affect our results of operations.***

The oilfield services industry is very competitive with a significant amount of excess capacity. The competitive nature of the business is exacerbated in low oil price environments such as the one we have generally experienced over the last decade. Contract drilling companies compete primarily on a regional basis, and competition may vary significantly from region to region at any particular time. Rigs and drilling-related equipment can be moved from one region to another in response to changes in levels of activity and market conditions, which may result in an oversupply of such rigs and drilling-related equipment in certain areas, and accordingly, increased price competition. In addition, an important factor in determining job awards is our ability to maintain a strong safety record. If we are unable to remain competitive based on these and/or other competitive factors, we may be unable to increase or even maintain our market share, utilization rates and/or dayrates for our services, which could adversely affect our business, financial condition, results of operations and cash flows.

***We must renew customer contracts to remain competitive.***

In addition to our performance, our ability to renew existing customer contracts, or obtain new contracts, and the terms of any such contracts depends on market conditions and our customers' future drilling plans, which are subject to change. Due to the highly competitive nature of the industry, which can be exacerbated during periods of depressed market conditions, we may not be able to renew or replace expiring contracts or, if we are able to, we may not be able to secure or improve existing dayrates or other material terms, which could have an adverse effect on our business, financial condition and results of operations.

***The nature of our operations presents inherent risks of loss, including weather-related risks, that could adversely affect our results of operations.***

Our operations are subject to many hazards inherent in the drilling industry, including environmental pollution, blowouts, cratering, explosions, fires, loss of well control, loss of or damage to the wellbore or underground reservoir, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental and natural resources damage, reputational harm and damage to the property of others. Our offshore operations involve the additional hazards of marine operations including pollution of coastal waters, damage to wildlife and natural habitats, capsizing, grounding, collision, damage from hurricanes and heavy weather or sea conditions, such as sea level rise, coastal storm surge, inland flooding, and unsound ocean bottom conditions.

Accidents may occur, we may be unable to obtain desired contractual indemnities, and our insurance may prove inadequate in certain cases. The occurrence of an event for which we are not sufficiently insured or indemnified, or the failure or inability of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses that could adversely affect our business, financial condition and liquidity. In addition, insurance may not be available to cover certain risks, including war and political risks. Even if available, insurance may be inadequate or insurance premiums or other costs may increase significantly in the future, making insurance prohibitively expensive. We expect to continue facing upward pressure in our insurance renewals, our premiums and deductibles may be higher, and some insurance coverage may either be unavailable or more expensive than it has been in the past. Moreover, our insurance coverage generally provides that we assume a portion of the risk in the form of a deductible or self-insured retention. We may choose to increase the levels of deductibles (and thus assume a greater degree of risk) from time to time in order to minimize our overall costs, which could exacerbate the effect of our losses on our financial condition and liquidity. In addition, our safety record is a competitive advantage for us and if one or more incidents were to occur it could significantly affect this advantage.

***Our drilling contracts may in certain instances be renegotiated, suspended or terminated without an early termination payment.***

Most of our multi-well and term drilling contracts require that an early termination payment be made to us if a contract is terminated by the customer prior to its expiration. However, such payments may not fully compensate us for the loss of a contract. In certain circumstances, including but not limited to, non-performance caused by significant operational or equipment issues (such as destruction of a drilling rig that is not replaced within a specified period of time), sustained periods of downtime due to a force majeure event, or other events beyond our control or some other breach of our contractual obligations, our customers may not be obligated to make an early termination payment to us at all. In addition, some contracts may be suspended, rather than terminated early, for an extended period of time, in some cases without adequate, or any, compensation. Many of these contracts could be terminated or suspended on short notice further exacerbating the effects on our results. The early termination or suspension of a contract may result in a rig being idle for an extended period of time, which could have a material adverse effect on our business, financial condition and results of operations.

During periods of depressed market conditions, we may be subject to an increased risk of our customers, including government-controlled entities, seeking to renegotiate, repudiate or terminate their contracts and/or to otherwise exert commercial influence to our disadvantage. Downturns in the oil price environment may result in downward pricing pressure and decreased demand for our drilling services with existing customers, renegotiations of pricing and other terms in our drilling contracts with certain customers and early termination of contracts by others. Our customers' ability to perform their obligations under the contracts, including their ability to pay us or fulfill their indemnity obligations, may also be affected by an economic or industry downturn or other adverse conditions in the oil and gas industry. If we were to sustain a loss and our customers were unable to honor their indemnification and/or payment obligations, it could adversely affect our liquidity. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and/or on substantially similar terms, or if contracts are suspended for an extended period of time with or without adequate compensation or renegotiated with pricing or other terms less favorable to us, it could adversely affect our financial condition and results of operations.

***The loss of one or a number of our large customers could have a material adverse effect on our business, financial condition and results of operations.***

In 2023, 2022 and 2021, we received approximately 37%, 36% and 44%, respectively, of our consolidated operating revenues from our three largest contract drilling customers (including their affiliates), with our largest customer and partner in our SANAD joint venture, Saudi Aramco, representing 26%, 26% and 31% of our consolidated operating revenues, respectively, for these periods. Replacing significant customers is difficult, and it is unlikely we would be able to replace such a loss in revenue from a single or a few larger customers, especially Saudi Aramco. The loss of one or more of our larger customers would have a material adverse effect on our business, financial condition, results of operations and ability to meet our obligations. In addition, if a significant customer experiences liquidity constraints or other financial difficulties it may be unable to make required payments to us or seek to renegotiate contracts, which could adversely affect our liquidity and profitability. Financial difficulties experienced by customers could also adversely affect our utilization rates in the affected market and may cause our counterparties to seek modifications to our contracts with them. Furthermore, potential consolidation among oil and natural gas exploration and production companies may reduce the number of available customers.

***The profitability of our operations could be adversely affected by war, civil disturbance, terrorist activity or other political or economic instability, fluctuation in currency exchange rates and local import and export controls.***

We derive a significant portion of our business from global markets, including operations in the Middle East, South America, the Far East, North Africa, central and southern Asia and Russia. These operations are subject to various risks, including war, civil disturbances, labor strikes, nationalization, terrorist activity and governmental actions that may limit or disrupt markets, restrict the movement of funds or result in limits or restrictions in our ability to operate or compete, the deprivation of contractual rights or the taking of property without fair compensation, particularly in respect of contracts with state-owned oil companies. In some countries, our operations may be subject to the additional risk of fluctuating currency values and exchange controls. We also are subject to various laws and regulations that govern the operation and taxation of our business and the import and export of our equipment from country to country, the imposition, application and interpretation of which can prove to be uncertain.

The initiation of conflicts in certain regions or by certain agitators, including, but not limited to, the invasion of Ukraine by Russia or the conflicts in the Middle East and around the Red Sea, can have an adverse effect on us should they become more intense and/or widespread. In addition, conflicts have led to and could lead to the imposition of sanctions that could limit our ability to operate in certain regions. See, for example, "—Our business may be affected by changes in applicable sanctions or export controls laws and regulations, including those targeting Russia."

The future occurrence of one or more international events arising from the types of risks described above could have a material adverse effect on our business, financial condition and results of operations.

***We rely on third-party suppliers, manufacturers and service providers to secure equipment, components and parts used in rig operations, conversions, upgrades and construction.***

Our reliance on third-party suppliers, manufacturers and service providers to provide equipment and services exposes us to volatility in the quality, price and availability of such items. Certain components, parts and equipment that we use in our operations may be available only from a small number of suppliers, manufacturers or service providers. The failure of one or more third-party suppliers, manufacturers or service providers to provide equipment, components, parts or services, whether due to capacity constraints, labor shortages or other labor-related difficulties, production or delivery disruptions, price increases, quality control issues, recalls or other decreased availability of parts and equipment, is beyond our control and could materially disrupt our operations or result in the delay, renegotiation or cancellation of drilling contracts, thereby causing a loss of contract drilling backlog and/or revenues to us, as well as an increase in operating costs.

Additionally, our suppliers, manufacturers, and service providers could be negatively affected by changes in industry conditions or global economic conditions. If certain of our suppliers, manufacturers or service providers were to curtail or discontinue their business as a result of such conditions, it could result in a reduction or interruption in supplies or equipment available to us and/or a significant increase in the price of such supplies and equipment, which could adversely affect our business, financial condition and results of operations. In addition, issues with the global supply chain whether caused by the COVID-19 pandemic, the Ukraine/Russia conflict or other reasons could make it more difficult for our suppliers to meet our requirements in a timely manner, if at all, which could ultimately result in an adverse effect on our operations.

***Our contracts with state-owned energy companies may expose us to greater risks than we normally assume in contracts with non-governmental customers.***

We currently own and operate rigs and rig-related equipment under contracts with state-owned energy companies ("NOCs"). In the future, we may expand our international solutions operations and enter into additional, significant contracts with NOCs. The terms of these contracts may contain non-negotiable provisions and may expose us to greater commercial, political, operational and other risks than we assume in other contracts. These contracts may expose us to materially greater environmental liability and other claims for damages (including consequential damages) and personal injury related to our operations, or the risk that the contract may be terminated by our customer without cause on short-term notice, contractually or by governmental action, or under certain conditions that may not provide us with an early termination payment. We can provide no assurance that increased risk exposure will not have an adverse effect on our future operations or that we will not increase the number of rigs contracted, or the amount of technology deployed, to NOCs with commensurate additional contractual risks. Risks that accompany contracts with NOCs could ultimately have a material adverse effect on our business, financial condition and results of operations.

***Control of oil and natural gas reserves by NOCs may affect the demand for our services and products and create additional risks in our operations.***

Much of the world's oil and natural gas reserves are controlled by NOCs, which may require their contractors to meet local content requirements or other local standards, such as conducting our operations through joint ventures with local partners that could be difficult or undesirable for us to meet. The failure to meet the local content requirements and other local standards may adversely affect our operations in those countries. In addition, while we do not control the actions of our joint venture partners, their actions could have an effect on our investment in the joint ventures and more generally our overall reputation. In addition, our ability to work with NOCs is subject to our ability to negotiate and agree upon acceptable contract terms.

***Our operating expense includes fixed costs that may not decline in proportion to decreases in rig utilization and dayrates.***

Our operating expense includes all direct and indirect costs associated with the operation, maintenance and support of our drilling and related equipment, many of which are not affected by changes in dayrates and some of which are not affected by utilization. During periods of reduced revenues and/or activity, certain of our fixed costs (such as depreciation) may not decline and often we may incur additional costs. During times of reduced utilization, reductions in costs may not be immediate as we may not be able to fully reduce the cost of our support operations in a particular geographic region due to the need to support the remaining drilling rigs in that region. Accordingly, a decline in revenues due to lower dayrates and/or utilization may not be offset by a corresponding decrease in drilling services and solutions expense, which could have a material adverse effect on our business, financial condition and results of operations.

***Actions of and disputes with our joint venture partners could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.***

We conduct some operations through joint ventures, from which we derived 24% of our operating revenue during 2023. As with any joint venture arrangement, differences in views among the joint venture participants may result in delayed decisions, the joint venture operating in a manner that is contrary to our preference or in failures to agree on major issues. We also cannot control the actions of our joint venture partners, including any non-performance, default, or bankruptcy of our joint venture partners. Certain of these actions could have adverse consequences for us, legal or regulators issues in the region and/or reputational harm, including our attractiveness as a partner in other regions. These factors could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and consolidated results of operations.

***Failure to realize the anticipated benefits of acquisitions, divestitures, investments, joint ventures and other strategic transactions may adversely affect our business, results of operations and financial position.***

We undertake from time to time acquisitions, divestitures, investments, joint ventures, alliances and other strategic transactions that we expect to further our business objectives. The anticipated benefits of acquisitions, divestitures, investments, joint ventures and other strategic transactions may not be fully realized, or may be realized more slowly than expected, and may result in operational and financial consequences, including, but not limited to, the loss of key customers, suppliers or employees, or the disposition of certain assets or operations, which may have an adverse effect on our business, financial condition and results of operations.

***Decisions by internet service, cloud host service and related providers to restrict or ban our ability to use their platforms could adversely affect our ability to promote and conduct our business and inform investors.***

We utilize the internet to provide services and to promote our business and services to current and potential customers and to provide information and updates to our investors. Internet service providers, cloud hosting services, social media companies and website providers that currently allow us to utilize their platforms to communicate with customers and the public may decide that our business or the industry in which we operate negatively affects their business or may make business decisions or changes to their policies that negatively affect us. Such actions could include placing restrictions on our use of their platforms or banning us from utilizing their services altogether. Our inability to use these platforms may have a negative effect on the way we are perceived in the industry or in the media and may adversely affect our business, financial condition, results of operations and cash flows.

***Failure to effectively and timely address the energy transition could adversely affect our business, financial condition, results of operations, cash flows and share price.***

Our long-term success depends on our ability to effectively address the energy transition, which will require adapting our business to potentially changing government requirements and customer and investor preferences, as well as engaging with our customers to develop solutions to decarbonize oil and gas operations. If the energy transition occurs faster than anticipated or in a manner that we do not anticipate, demand for our products and services could be adversely affected. Furthermore, if we fail or are perceived to not effectively implement an energy transition strategy, or if investors or financial institutions shift funding away from companies in fossil fuel-related industries, our access to capital or the market for our securities could be negatively impacted.

***Our aspirations, goals and initiatives related to sustainability and emissions reduction, and our public statements and disclosures regarding them, expose us to risks.***

We have developed, and will continue to develop and set, goals, targets, or other objectives related to sustainability matters. Statements related to these goals, targets and objectives reflect our current plans and do not constitute a guarantee that they will be achieved. Our efforts to research, establish, accomplish, and accurately report on these goals, targets, and objectives expose us to numerous operational, reputational, financial, legal, and other risks. Our ability to achieve any stated goal, target, or objective, including with respect to emissions reduction, is subject to numerous factors and conditions, some of which are outside of our control. Some factors include, but are not limited to, (i) the extent to which our customers' decisions directly impact, relate to, or influence the use of our equipment that creates the emissions we report, (ii) the availability and cost of low- or non-carbon-based energy sources and technologies, (iii) evolving regulatory requirements affecting sustainability standards or disclosures, and (iv) the availability of suppliers that can meet our sustainability and other standards. In addition, standards for tracking and reporting on sustainability matters, including climate-related matters, have not been harmonized and continue to evolve. Our processes and controls for reporting sustainability matters may not always comply with evolving and disparate standards for identifying, measuring, and reporting such metrics and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. Our business may also face increased scrutiny from investors and other stakeholders related to our sustainability activities, including the goals, targets, and objectives that we announce, and our methodologies and timelines for pursuing them. If our sustainability practices do not meet investor or other stakeholder expectations and standards, which continue to evolve, our reputation, our ability to attract or retain employees, and our attractiveness as an investment or business partner could be negatively affected. Similarly, our failure or perceived failure to pursue or fulfill our sustainability-focused goals, targets, and objectives, to comply with ethical, environmental, or other standards, regulations, or expectations, or to satisfy various reporting standards with respect to these matters, within the timelines we announce, or at all, could adversely affect our business or reputation, as well as expose us to government enforcement actions and private litigation.

***We will be subject to a number of uncertainties during the timeframe when Nabors Energy Transition Corporation II ("NETC II") pursues a business combination, which could adversely affect our business, financial condition, results of operations, cash flows and share price.***

If NETC II is unable to consummate a suitable business transaction during the prescribed time period set forth in the terms of the initial public offering, we may experience negative reactions from the financial markets and from our shareholders. In addition, in the event that NETC II is able to find a suitable business combination, or if the business combination is unsuccessful, there is no assurance that we will realize the anticipated value from such transaction.

Financial Risks

***We may record additional losses or impairment charges related to sold or idle drilling rigs and other assets.***

In 2021, we recognized impairment charges of $60.5 million related to tangible assets and equipment. Prolonged periods of low utilization or low dayrates, the cold stacking of idle assets, the sale of assets below their then-carrying value or the decline in market value of our assets may cause us to experience further losses. If future cash flow estimates, based upon information available to management at the time, including oil and gas prices and expected utilization levels, indicate that the carrying value of any of our rigs may not be recoverable or if we sell assets for less than their then carrying value, we may recognize additional impairment charges on our fleet, which could adversely affect our business, financial condition, results of operations and cash flows.

***Our financial and operating flexibility could be affected by our long-term debt and other financial commitments.***

The 2022 Credit Agreement (as defined) is secured with a first lien security interest on all land drilling rigs and related equipment, spare parts and inventory in the contiguous United States. As of December 31, 2023, we had no borrowings under this facility. Under the facility, we are required to maintain an "interest coverage ratio" of no less than 2.50:1.00 as of the last day of the fiscal quarter ending December 31, 2023, with such ratio periodically increasing in increments of 0.125:1.00 to a minimum interest coverage ratio of 2.75:1.00 as of the fiscal quarter ending June 30, 2024. We are also required to maintain a "minimum guarantor value" of no less than 90% at all times. The interest coverage ratio is defined to mean the ratio of (i) EBITDA for the latest four fiscal quarters for which financial statements are required to have been delivered to (ii) the interest expense for the latest four fiscal quarters for which financial statements are required to have been delivered. The minimum guarantor value is defined to mean the percentage of book value of, *minus* depreciation and amortization on, property, plant and equipment owned by Nabors and its subsidiaries, that is directly or indirectly owned by the guarantors of the 2022 Credit Agreement (other than Nabors) and their wholly owned subsidiaries. The interest coverage ratio and the minimum guarantor value requirement are not measures of operating performance or liquidity defined by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies.

As of December 31, 2023, our consolidated total outstanding indebtedness was $3.1 billion. We also have various financial commitments, such as leases, contracts and purchase commitments. Our ability to service our debt and other financial obligations depends in large part upon the level of cash flows generated by our operating subsidiaries' operations, our ability to monetize and/or divest non-core assets, availability under the 2022 Credit Agreement and our ability to access the capital markets and/or other sources of financing. Our amount of indebtedness may make it more difficult to borrow funds in the future.  In addition, if we cannot repay or refinance our debt as it becomes due, we may be forced to sell assets or reduce funding in the future for working capital, capital expenditures and general corporate purposes, any of which could negatively affect our stock price or financial condition.

***Volatility in prices of goods and services and interest rates could expose us to risks in managing our operating and capital costs.***

In 2023, inflationary pressures, supply chain constraints and generally improved economic conditions increased our costs for commodities, labor, energy and other components necessary to operate our business. Throughout 2022 and 2023, in an effort to combat inflation, central banks throughout the world have raised, and may further raise, interest rates in response to concerns about inflation.  We expect these inflationary pressures to continue to impact our margins and more generally, our business in 2024.

As a result, the interest rates on our borrowings we are charged may be significantly higher than our interest rates in prior years, which increases our cost to operate our business.  In addition, the 2022 Credit Agreement bears interest at a floating rate and, to the extent we have borrowing outstanding under the facility, the borrowing will bear interest at increased rates compared to our historical rates.

Furthermore, the increased interest rates could affect our clients' businesses and borrowing costs, which in turn could impact their ability to make payments to us, with the global nature of our operations heightening our exposure to such risks.  For example, we currently have operations in Argentina.  Argentina's economy is currently considered highly inflationary under U.S. GAAP, which is defined as cumulative inflation rates exceeding 100% in the most recent three-year period.  Our dayrate in Argentina is denominated in U.S. Dollars, but we are paid in Argentine Pesos. Argentina has a history of implementing currency controls, which may limit our ability to access U.S. Dollars in Argentina and repatriate cash from our operations there.

Our attempts to offset these increasing costs, such as increases in our dayrates and operational improvements, may not be successful. To the extent that our offsetting measures are not sufficient to offset these higher costs, our results of operations may be adversely affected.

***Our ability to access capital markets could be limited.***

From time to time, we may need to access capital markets to obtain long-term and short-term financing. However, our ability to access capital markets could be limited or adversely affected by, among other things, oil and gas prices, our existing capital structure, our credit ratings, interest rates and the health or market perceptions of the drilling and overall oil and gas industry and the global economy. In addition, many of the factors that affect our ability to access capital markets, including the liquidity of the overall capital markets and the state of the economy and/or the oil and gas industry, among others, are outside of our control. There have also been efforts in recent years aimed at the investment community, including investment advisors, sovereign wealth funds, public pension funds, universities and other groups, promoting the divestment of fossil fuel equities as well as pressuring lenders and other financial services companies to limit or curtail activities with companies engaged in the extraction of fossil fuel reserves, which, if successful, could limit our ability to access capital markets. No assurance can be given that we will be able to access capital markets on terms acceptable to us when required to do so, which could adversely affect our business, financial condition and results of operations.

***A downgrade in our credit rating could negatively affect our cost of and ability to access capital markets or other financing sources.***

Our ability to access capital markets or to otherwise obtain sufficient financing may be affected by our senior unsecured debt ratings as provided by major U.S. credit rating agencies. Credit rating agencies continually revise their ratings for companies they follow. Any adverse developments in our business and operations could lead to a ratings downgrade to our senior unsecured debt that currently has a non-investment grade rating. Factors that may affect our credit ratings include debt levels, asset purchases or sales, as well as near-term and long-term growth opportunities and industry conditions. Liquidity, asset quality, cost structure, market diversity, and commodity pricing levels and other factors, are also considered by the rating agencies. Any fluctuation in our credit rating, could affect our cost of capital and ability to access capital markets or other financing sources in the future, any of which could adversely affect our financial condition, results of operations and cash flows.

Technology Risks

***New technologies may cause our drilling methods and equipment to become less competitive and it may become necessary to incur higher levels of operating and capital expenditures in order to keep pace with the disruptive trends in the drilling industry. Growth through the building of new drilling rigs and improvement of existing rigs is not assured.***

The market for our services is characterized by continual technological developments that have resulted in, and will likely continue to result in, substantial improvements in the functionality and performance of rigs and equipment. Our customers increasingly demand the services of newer, higher specification drilling rigs and related equipment. Accordingly, we may have to allocate a higher proportion of our capital expenditures to improve the technological aspects of our existing rigs and other equipment, purchase and construct newer, higher specification drilling rigs and other equipment to meet the increasingly sophisticated needs of our customers and develop new and improved technology and data analytics.

Although a component of our strategy is to develop and use advanced oil and natural gas drilling technology, changes in technology or improvements on existing technology by competitors could make our equipment less competitive. There can be no assurance that we will:

- have sufficient capital resources to improve existing rigs or build new, technologically advanced drilling rigs;

- avoid cost overruns inherent in large fabrication projects resulting from numerous factors such as shortages or unscheduled delays in delivery of equipment or materials, inadequate levels of skilled labor, unanticipated increases in costs of equipment, materials and labor, design and engineering problems, and financial or other difficulties;

- successfully deploy idle, stacked, new or upgraded drilling rigs;

- effectively manage the size or growth of our organization and drilling fleet;

- develop competitive technologies or choose the right technologies to develop;

- maintain crews necessary to operate existing or additional drilling rigs; or

- successfully improve our financial condition, results of operations, business or prospects as a result of improving existing drilling rigs or building new drilling rigs with updated technology.

In the event that we are successful in developing new technologies for use in our business, there is no guarantee of future demand for those technologies. Customers may be financially incapable or otherwise reluctant or unwilling to adopt our new technologies or may choose competing technologies. We may also have difficulty negotiating satisfactory terms for our technology services or may be unable to secure prices sufficient to obtain expected returns on our investment in the research and development of new technologies.

Furthermore, we expect our competitors to continue to improve their own technology systems. Such improvements could potentially allow our competitors to improve their drilling efficiency and service quality. Our ability to continue to innovate our own technology infrastructure and appropriately anticipate and address our customers' needs will affect our ability to compete.

Development of new technology is critical to maintaining our competitiveness. There can be no assurance that we will be able to successfully develop technology that our customers demand. If we are not successful keeping pace with technological advances and trends (including trends in favor of emissions-reducing technologies) or if we fail to deliver such technologies to our customers in a timely and cost-effective manner suitable to their needs, demand for our services could decline and we could lose market share. Furthermore, if our equipment or proprietary technologies become obsolete, the value of our intellectual property may be reduced, or one or more technologies that we may implement in the future may not work as we expect and our business, financial condition, results of operations and reputation could be adversely affected as a result. If competing technologies are viewed as superior to ours it could affect our competitiveness. Additionally, new technologies, services or standards could render some of our services, drilling rigs or equipment obsolete, which could reduce our competitiveness and have a material adverse effect on our business, financial condition and results of operations.

***Limitations on our ability to obtain, maintain, protect or enforce our intellectual property rights, including our trade secrets, could cause a loss in revenues and any competitive advantage we hold.***

There can be no assurance that the steps we take to obtain, maintain, protect and enforce our intellectual property rights will be adequate. Some of our products or services, and the processes we use to produce or provide them, have been granted patent protection, have patent applications pending, or are trade secrets. Our business may be adversely affected when our patents are unenforceable, the claims allowed under our patents are not sufficient to protect our technology, our patent applications are denied, or our trade secrets are not adequately protected. Patent protection on some types of technology, such as software or machine learning processes, may not be available in certain countries in which we operate. Our competitors may also be able to develop technology independently that is similar to ours without infringing on our patents or gaining access to our trade secrets, which could adversely affect our financial condition, results of operations and cash flows.

***Technology disputes could negatively affect our operations or increase our costs.***

Our services and products use proprietary technology and equipment, which can involve potential infringement of a third party's rights, or a third party's infringement of our rights, including patent rights. The majority of the intellectual property rights relating to our drilling rigs and related services are owned by us or certain of our supplying vendors. However, in the event that we or one of our customers or supplying vendors becomes involved in a dispute over infringement of intellectual property rights relating to equipment or technology owned or used by us, services performed by us or products provided by us, we may lose access to important equipment or technology or our ability to provide services or products, or we could be required to cease use of some equipment or technology or be forced to invest or develop replacement technologies to enhance our equipment, technology, services or products. We could also be required to pay license fees or royalties for the use of equipment or technology or provision of services or products. In addition, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties. Regardless of the merits, any such claims generally result in significant legal and other costs, including reputational harm, and may distract management from running our business. Technology disputes involving us or our customers or supplying vendors could have a material adverse effect on our business, financial condition, cash flows and results of operations.

***Improvements in or new discoveries of alternative energy technologies could have a material adverse effect on our financial condition and results of operations.***

Since our business depends on the level of activity in the oil and natural gas industry, any improvement in or new discoveries of alternative energy technologies that increase the effectiveness (economic or otherwise), use or availability of alternative forms of energy and reduce the demand for oil and natural gas could have a material adverse effect on our business, financial condition and results of operations.

Legal and Regulatory Risks

***Our international business exposes us to additional risks, including risks related to international laws and regulations, and compliance obligations under the Foreign Corrupt Practices Act and other applicable anti-corruption laws.***

Our international business (including our participation in joint ventures, requirements for local content, and our global supply chain) is subject to numerous political and economic factors, legal requirements, cross-cultural considerations and other risks associated with doing business globally. Our international business is generally subject to both U.S. and foreign laws and regulations, including, without limitation, laws and regulations relating to export/import controls, sanctions, technology transfers, government contracts and procurement, data privacy and protection, investment, exchange rates and controls, the U.S. Foreign Corrupt Practices Act (the "FCPA"), the Bermuda Bribery Act (2016) and other anti-corruption laws, anti-boycott provisions, securities laws, labor and employment, works councils and other labor groups, anti-human trafficking, taxes, environment, immunity, security restrictions and intellectual property. The SEC and U.S. Department of Justice have continued to focus on enforcement activities with respect to the FCPA. While our employees and agents are required to comply with applicable anti-corruption laws, and we have adopted policies and procedures and related training programs designed to promote and achieve compliance, we cannot ensure that our internal policies, procedures and programs will always protect us from risks associated with unlawful acts carried out by our employees or agents.

Failure by us, our employees, affiliates, partners or others with whom we work to comply with applicable laws and regulations could result in administrative, civil, commercial or criminal liabilities, including suspension or debarment from government contracts or suspension of export/import privileges. Any such penalty could have a material adverse effect on our reputation, our ability to compete for other contracts and our financial position, results of operations and/or cash flows.

Our international operations also subject us to other risks, including potential asset seizure, terrorist acts, piracy, kidnapping, nationalization of assets, currency restrictions, import or export quotas, tariffs and other forms of public and government regulation, all of which are beyond our control. Economic sanctions or an oil embargo, for example, could have significant impact on activity in the oil and natural gas industry and, correspondingly, us should we operate in an area subject to any sanctions or embargo, or in the surrounding region to the extent any sanctions or embargo disrupts its operations.

***Changes to, or noncompliance with laws and regulations regarding environmental matters or exposure to environmental liabilities, could adversely affect our results of operations.***

Drilling of oil and natural gas wells is subject to various laws and regulations in the jurisdictions where we operate, including comprehensive and frequently changing laws and regulations relating to the protection of the environment and human health, such as those regulating the spill, release, transport, storage, use, treatment, disposal and remediation of, and exposure to, hazardous and solid wastes and materials. Our costs to comply with these laws and regulations may be substantial. Violation of environmental laws or regulations could lead to the imposition of administrative, civil or criminal penalties, capital expenditures, delays in the permitting or performance of projects, and in some cases injunctive relief. Violations may also result in liabilities for personal injuries, property and natural resource damage and other costs and claims. We are not able to allocate all risks of environmental liabilities to customers, and it is possible that customers who assume the risks will be financially unable to bear any resulting costs.

In addition, U.S. federal laws and the laws of other jurisdictions regulate the prevention of oil spills and the release of hazardous substances and may impose liability for removal costs and natural resource, real or personal property and certain economic damages arising from any spills. Some of these laws may impose strict and/or joint and several liability for clean-up costs and damages without regard to the conduct of the parties. As an owner and operator of onshore and offshore rigs and other equipment, we may be deemed to be a responsible party under federal law. In addition, we are subject to various laws governing the containment and disposal of hazardous substances, oilfield waste and other waste materials and the use of underground storage tanks.

Changes in environmental laws and regulations may also negatively affect the operations of oil and natural gas exploration and production companies, which in turn could have an adverse effect on us. Future or more stringent federal or state regulation could dramatically increase operating costs for oil and natural gas companies, curtail production and demand for oil and natural gas in areas of the world where our customers operate, and reduce the market for our services by making wells and/or oilfields uneconomical to operate, which may in turn adversely affect results of operations.

***The physical effects of climate change and the regulation of greenhouse gas emissions and climate change could have a negative effect on our business.***

There has been an increasing focus of international, national, state, regional and local regulatory bodies on greenhouse gas ("GHG"), including carbon dioxide and methane, emissions and climate change issues. Future regulation could require industries to meet stringent standards to substantially reduce GHG emissions. Legislation to regulate GHG emissions has periodically been introduced in the U.S. Congress. In addition, the current administration has taken steps to further regulate GHG emissions. Those reductions could be costly and difficult to implement.

The U.S. Environmental Protection Agency (the "EPA") has published findings that GHG emissions present an endangerment to public health and the environment. The EPA has also issued rules requiring monitoring and reporting of GHG emissions from the oil and natural gas sector, including onshore and offshore production activities. In November 2021, the EPA proposed new rules aimed at sharply reducing methane and other emissions from new and existing sources in the oil and gas industry. The Bureau of Land Management also issued a rule in November 2016 requiring reductions in methane emissions from venting, flaring, and leaking activities on public lands.

The United States is a member of the Paris Agreement, a climate accord reached at the Conference of the Parties ("COP 21") in Paris, that set many new goals, and many related policies are still emerging. The Paris Agreement requires set GHG emission reduction goals every five years beginning in 2020. Stronger GHG emission targets were set at the Conference of Parties in Glasgow ("COP 26") in November 2021 and were reaffirmed at the Conference of Parties in Dubai ("COP 28") in December 2023.

It is not possible to predict the timing and effect of climate change or whether additional GHG regulations will be adopted. However, more aggressive efforts by governments and non-governmental organizations to reduce GHG emissions appear likely, and any such future regulations could result in increased compliance costs, additional operating restrictions or affect the demand for our customers' products and, accordingly, our services.

In addition, there have been efforts in recent years aimed at the investment community promoting the divestment of fossil fuel equities as well as to pressure lenders and other financial services companies to limit or curtail activities with companies engaged in the extraction of fossil fuel reserves. Further, members of the investment community have increased their focus on sustainability practices with regard to the oil and gas industry, including practices related to GHGs and climate change, and an increasing number of our customers consider sustainability factors in awarding work. These developments, and public perception relating to climate change, may curtail production and demand for oil and natural gas by shifting demand towards lower carbon energy sources such as wind, solar and other renewables. If these efforts are successful, our ability and the ability of our customers to access capital markets may be limited and our stock price may be negatively affected.

Further, the federal government and certain state governments have enacted, and are expected to continue to enact, laws and regulations that mandate or provide economic incentives for the development of technologies and sources of energy other than oil and gas, such as wind and solar. Such legislation incentivizes the development, use and investment in these technologies and alternative energy sources and could accelerate the shift away from traditional oil and gas. For example, the Inflation Reduction Act ("IRA") of 2022 contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies. Also, in 2022, California mandated that all new passenger cars and light trucks sold in the state be electric vehicles or other emissions-free models by 2035. If these future laws and regulations result in customers reducing their production of oil and gas, they could ultimately have an adverse effect on our business and prospects.

Beyond financial and regulatory effects, the projected severe effects of climate change have the potential to directly affect our facilities and operations and those of our customers.

***We are subject to complex and evolving laws and regulations regarding data privacy and security.***

Governments around the world have implemented, and continue to implement, laws and regulations regarding data privacy and security, including with respect to the protection and processing of personal data. These laws and regulations vary from jurisdiction to jurisdiction, and we are obligated to comply in all jurisdictions in which we conduct business. Failure to comply with these laws and regulations could subject us to significant liability, including fines, penalties, and potential criminal sanctions. Including, for example, the European Union's General Data Protection Regulation ("EU GDPR"). Entities in violation of the EU GDPR can face litigation regarding the processing of personal data brought by data subjects or consumer protection organizations, which can lead to corrective actions including fines and prohibitions on data processing. Similar statutes have been passed in a variety of states in the United States.

***Legal proceedings and governmental investigations could affect our financial condition and results of operations.***

We are subject to legal proceedings and governmental investigations from time to time that include employment, tort, intellectual property and other claims, and purported class action and shareholder derivative actions. We are also subject to complaints and allegations from former, current or prospective employees from time to time, alleging violations of employment-related laws or other whistle blower-related matters. Lawsuits or claims could result in decisions against us that could have an adverse effect on our financial condition or results of operations. See "Item 3— Legal Proceedings" for a discussion of certain existing legal proceedings.

***Our business may be affected by changes in applicable sanctions or export controls laws and regulations, including those targeting Russia.***

Our international operations expose us to compliance obligations and risks under applicable economic sanctions, export controls and trade embargoes, such as those imposed, administered and enforced by the United States and the United Kingdom and other relevant sanctions authorities (collectively, "Sanctions"). In response to ongoing military hostilities between Russia and Ukraine, the United States, the United Kingdom, the European Union, and other jurisdictions imposed new and additional economic sanctions, export controls and other trade restrictions (collectively, "Sanctions Measures") targeting Russia, Belarus and certain regions of Ukraine, including Sanctions Measures that impose: (i) restrictions on engaging in specified activities or transactions, or any and all activities and transactions, with, involving or for the benefit of certain designated Russian and Belarusian entities or individuals (collectively, "Sanctions Targets"); (ii) a specific prohibition on new investment in the Russian energy sector, broadly defined to include the procurement, exploration, extraction, drilling, mining, harvesting, production, refinement, liquefaction, gasification, regasification, conversion, enrichment, fabrication or transport of petroleum, natural gas, liquified natural gas, natural gas liquids, or petroleum products or other products capable of producing energy; and (iii) a broad prohibition on new investment in Russia.

Pursuant to applicable Sanctions, we may be obliged to limit our business activities, may incur costs in order to implement and maintain compliance programs, and may be subject to investigations, enforcement actions or penalties relating to actual or alleged instances of noncompliance with the Sanctions Measures. It may also be necessary for us to take certain actions, including suspending or winding down our operations in Russia, in order to maintain compliance with, or satisfy obligations under, applicable Sanctions.

We are committed to compliance with all applicable Sanctions and have implemented and maintain dedicated policies and procedures that we believe to be customary and appropriate to promote and maintain our compliance with applicable Sanctions. However, we can provide no assurances that these policies and procedures will always be effective in identifying Sanctions Targets and their property interests or in preventing violations of applicable Sanctions by us or employees, agents or other persons acting on our behalf.

The full scale of the impact of the Sanctions Measures and Russia's responses to the Sanctions Measures (such as counter-sanctions and the potential nationalization of assets in Russia) is currently unclear but such developments could adversely affect our operations and the oil and gas sector generally, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. In addition, U.S. and other governments have increased their oversight and enforcement activities with respect to Sanctions laws and regulations and it is expected that the relevant agencies will continue to increase these investigative and enforcement activities. A violation of Sanctions could result in severe criminal or civil penalties and reputational harm, which could separately adversely affect our business and results of operations.

***We may be subject to changes in tax laws and have additional tax liabilities.***

We operate through various subsidiaries in numerous countries throughout the world. Consequently, we are subject to changes in tax laws, treaties or regulations and the interpretation or enforcement thereof in the United States and in jurisdictions in which we or any of our subsidiaries operate or are organized, and any such changes could have a material effect on our results of operations in the periods in which such laws and regulations become effective as well as in future periods.  Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense is incurred. If these tax laws, treaties or regulations change or any tax authority successfully challenges our assessment of the effects of such laws, treaties and regulations in any country, including our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries, this could have a material adverse effect on us, resulting in a higher effective tax rate on our consolidated earnings or a reclassification of the tax effects of our significant corporate restructuring transactions.

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law in the United States. Among other provisions, the IRA includes a 15% corporate minimum tax rate applied to certain large corporations and a 1% excise tax on corporate stock repurchases made after December 31, 2022.  We do not expect the IRA to have a material impact to the Company.

The Organization Economic Co-operation and Development ("OECD") introduced Base Erosion and Profit Shifting ("BEPS") Pillar 2 rules that impose a global minimum tax rate of 15%. Numerous countries, including European Union member states, have enacted or are expected to enact legislation to be effective as early as January 1, 2024, with general implementation of a global minimum tax by January 1, 2025. There are no impacts to our consolidated financial statements for the year ended December 31, 2023.

On December 18, 2023, Bermuda enacted a 15% corporate income tax regime (the "Bermuda CIT") that applies to Bermuda businesses that are part of multinational enterprise groups with annual revenue of €750 million or more and is effective for tax years beginning on or after January 1, 2025. As a result of the Bermuda CIT, the Company's exemption from Bermuda corporate income taxes will cease in 2025. With the enactment of the Bermuda CIT in 2023, the Company underwent an analysis to determine the tax impacts to its consolidated financial statements for the year ended December 31, 2023. Bermuda CIT allows for a beginning net operating loss balance related to the five years preceding the effective date of Bermuda CIT.  We have recorded a deferred tax asset of $171.9 million for the Bermuda net operating losses generated from 2020 through 2023 with an offsetting valuation allowance of $171.9 million.

***The Company's ability to use its net operating loss carryforwards, and possibly other tax attributes, to offset future taxable income for U.S. federal income tax purposes may be significantly limited due to various circumstances, including future transactions involving the sale or issuance of Company equity securities, or if taxable income does not reach sufficient levels.***

As of December 31, 2023, the Company reported consolidated federal net operating loss ("NOL") carryforwards of approximately $588.9 million and certain other favorable federal income tax attributes. The Company's ability to use its NOL carryforwards and certain other attributes may be limited if it experiences an "ownership change" as defined in Section 382 ("Section 382") of the Internal Revenue Code of 1986, as amended (the "Code"). An ownership change generally occurs if there is a more than 50 percentage point increase in the aggregate equity ownership of the Company by one or more "5 percent shareholders" (as that term is defined for purposes of Sections 382 and 383 of the Code) in any testing period, which is generally the three-year period preceding any potential ownership change, measured against their lowest percentage ownership at any time during such period.

There is no assurance that the Company will not experience an ownership change under Section 382 as a result of future actions that may significantly limit or possibly eliminate its ability to use its NOL carryforwards and certain other tax attributes. Potential future transactions involving the sale, issuance, redemption or other disposition of common or preferred shares or other equity-based securities, the exercise of conversion or exchange options under the terms of any convertible or exchangeable debt, the repurchase of any such debt with Company shares, in each case, by a person owning, or treated as owning, 5% or more of the Company's shares, or a combination of such transactions, may cause or increase the possibility that the Company will experience an ownership change under Section 382. Under Section 382, an ownership change would subject the Company to an annual limitation that applies to the amount of pre-ownership change NOLs (and certain other tax attributes) that may be used to offset post-ownership change taxable income. If a Section 382 limitation applies, the limitation could cause the Company's U.S. federal income taxes to be greater, or to be paid earlier, than they otherwise would be, and could cause a portion of the Company's tax attributes to expire unused. Similar rules and limitations may apply for state income tax purposes. The Company's ability to use its NOL carryforwards and other tax attributes will also depend on the amount of taxable income it generates in future periods.

Share Capital and Corporate Structure Risks

***Significant issuances of common shares could adversely affect the market price of our common shares.***

As of February 6, 2024, we had 32,000,000 authorized common shares, of which 10,633,331 shares were outstanding and entitled to vote, including 1,161,283 million held by our subsidiaries. In addition, 406,235 common shares were reserved for issuance pursuant to stock option and employee benefit plans, 3,937,641 shares are reserved for issuance upon exercise of outstanding warrants and 1,441,075 shares were reserved for issuance under the 1.75% senior exchangeable notes due 2029. The sale, or availability for sale, of substantial amounts of our common shares in the public market, whether directly by us or resulting from the exercise of options or warrants (and, where applicable, sales pursuant to Rule 144 under the Securities Act) or the exchange of our 1.75% Exchangeable Notes due 2029, would be dilutive to existing shareholders, could adversely affect the prevailing market price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

***Our common share price has been and may continue to be volatile.***

The trading price of our common shares has fluctuated in the past and is subject to significant fluctuations in response to the following factors, some of which are beyond our control:

- variations in quarterly operating results;

- deviations in our earnings from publicly disclosed forward-looking guidance;

- variability in our revenues;

- our announcements of significant contracts, acquisitions, strategic partnerships or joint ventures;

- general conditions in and market perceptions of the oil and gas industry;

- uncertainty about current global economic conditions;

- investor sentiment about our company and industry;

- fluctuations in stock market price and volume; and

- other general economic conditions.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.

During 2023, our stock price on the NYSE ranged from a high of $190.90 per common share to a low of $75.64 per common share. In recent years, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar to ours. Some of these fluctuations have been unrelated to the operating performance of the affected companies. These market fluctuations may decrease the market price of our common shares in the future.

***Provisions in our organizational documents may be insufficient to thwart a coercive hostile takeover attempt; conversely, these provisions and those in our outstanding debt and Saudi joint venture documents may deter a change of control transaction and decrease the likelihood of a shareholder receiving a change of control premium.***

Companies generally seek to prevent coercive takeovers by parties unwilling to pay fair value for the enterprise they acquire. Provisions in our organizational documents that are meant to help us avoid a coercive takeover include:

- Authorizing our board of directors (the "Board") to issue a significant number of common shares and up to 25,000,000 preferred shares, as well as to determine the price, rights (including voting rights), conversion ratios, preferences and privileges of the preferred shares, in each case without any vote or action by the holders of our common shares;

- Limiting the ability of our shareholders to call or bring business before special meetings;

- Prohibiting our shareholders from taking action by written consent in lieu of a meeting unless the consent is signed by all the shareholders then entitled to vote;

- Requiring advance notice of shareholder proposals for business to be conducted at general meetings and for nomination of candidates for election to our Board; and

- Reserving to our Board the ability to determine the number of directors comprising the full Board and to fill vacancies or newly created seats on the Board.

Certain actions taken by us could make it easier for another party to acquire control of the Company. For instance, in June 2012 we adopted an amendment to our bye-laws to declassify the Board and in 2017, as recommended by our shareholders, we amended our policy regarding nomination and proxy access for director candidates. Conversely, the provisions designed to prevent hostile takeovers, or protect holders of our debt instruments and our joint venture partner, may deter transactions in which shareholders would receive a change of control premium. For example, certain change of control transactions could accelerate the principal amounts outstanding, and require premiums payments, under our debt instruments, or trigger a call option to purchase our interest in SANAD, our joint venture with Saudi Aramco.

***As a holding company, we depend on our operating subsidiaries and investments to meet our financial obligations.***

We are a holding company with no significant assets other than the stock of our subsidiaries. In order to meet our financial needs and obligations, we rely exclusively on repayments of interest and principal on intercompany loans that we have made to operating subsidiaries, and income from dividends and other cash flow from such subsidiaries. There can be no assurance that such operating subsidiaries will generate sufficient net income to pay dividends or sufficient cash flow to make payments of interest and principal to us in respect of intercompany loans. In addition, from time to time, such operating subsidiaries may enter into financing arrangements that contractually restrict or prohibit these types of upstream payments. Our debt instruments do not contain covenants prohibiting any such contractual restrictions. There may also be adverse tax consequences associated with such operating subsidiaries paying dividends. Finally, the ability of our subsidiaries to make distributions to us may be restricted by the laws of the applicable subsidiaries' jurisdictions of organization and other laws and regulations. If subsidiaries are unable to distribute or otherwise make payments to us, we may not be able to pay interest or principal on obligations when due, and we cannot assure you that we will be able to obtain the necessary funds from other sources.

<u>General Risks</u>

***Investor sentiment and public perception related to the fossil fuels industry and to ESG initiatives could affect the demand for our services, increase our costs of capital, our reporting requirement, and our operations, which could negatively affect our stock price.***

Regulators, investor advocacy groups, investment funds, and other stakeholders are increasingly focused on environmental, social, and governance ("ESG") matters and have placed increasing importance on the non-financial impacts of their investments. Investor sentiment and the public perception of fossil fuels have led to calls to limit investment and lending to businesses in our industry. As a service provider to energy companies in the fossil fuel industry, if any of these efforts continue or increase, our ability to raise capital could be negatively affected, which could lead to a reduction in our stock price.

Similarly, there are calls by certain investors for companies to increase their ESG initiatives, and for more robust reporting on such initiatives. The European Union has implemented ESG reporting requirements on EU market participants, and similar regulations are pending in various states in the United States. Standards for tracking and reporting ESG matters continue to evolve, and our business may be impacted by new laws and regulations or investor criteria in the U.S., the European Union, and around the world, related to ESG. Members of the investment community and lenders have also begun establishing standards required of companies in which they invest or to which they provide credit. Certain of our institutional investors use third-party benchmarks or scores to measure a company's ESG practices in an increasingly broad set of matters including but not limited to, environmental sustainability (including climate change), human capital, labor, product certification and risk oversight. Such scoring and examination may expand the nature, scope and complexity of matters that we are required to control, assess and report. In addition to potential impacts on our operations, the cost of complying with such scrutiny by institutional investors, as well as any new laws and regulations, including building appropriate compliance and reporting functions within our company, could be significant and may increase our costs of operations and thereby negatively affect our financial condition. In addition, if we are unable to meet the requirements of our investors or our lenders, our cost of capital may increase and our stock price may be negatively affected.

We intend to set certain ESG-related initiatives, goals, and/or commitments regarding environmental matters, diversity, and other matters. Our intention to set certain ESG-related initiatives and goals reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. These initiatives, goals, or commitments could result in unexpected expenses, changes in our relationships with strategic partners, distributors and third-party service providers, loss of revenue or business disruption. We could fail to achieve, or may be perceived to fail to achieve, ESG-related initiatives, goals, or commitments and we may be criticized for the timing, scope or nature of these initiatives, goals, or commitments, or for any revisions to them. Our actual or perceived failure to achieve our ESG-related initiatives, goals, or commitments could negatively impact our reputation or otherwise materially harm our business.

***Our business, results of operations and financial condition have been and may continue to be adversely affected by global public health epidemics, including COVID-19 and its' various variants, and future adverse effects could be material and difficult to predict.***

The global spread of the strain of coronavirus known as COVID-19 and its variants, which was declared a global pandemic by the World Health Organization on March 11, 2020, impacted our operations and the operations of our customers and suppliers. The outbreak triggered a sharp sell-off in energy commodities markets during the first quarter of 2020, as economic activity tumbled as a result of government impositions of mandatory closures, quarantines and other restrictions on, or advisories with respect to, travel, business operations and public gatherings or interactions. Other effects of the pandemic included significant volatility and disruption of the global financial markets; adverse revenue and net income effects; disruptions to our operations, including suspension or deferral of drilling activities; customer shutdowns of oil and gas exploration and production; downward revisions to customer budgets; supply chain disruptions; inflation and other decreases in purchasing power, limitations on access to raw materials; employee impacts from illness, school closures and other community response measures; and temporary closures of our facilities or the facilities of our customers and suppliers. The extent to which our operating and financial results will continue to be affected will depend on various factors beyond our control.

***Our business is subject to cybersecurity risks.***

Our operations are increasingly dependent on information technologies and services, whether such systems are our own or those of our vendors, service providers or customers. Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow, and include, among other things, storms and natural disasters, terrorist attacks, utility outages, theft, viruses, phishing, malware, design defects, human error, and complications encountered as existing systems are maintained, repaired, replaced, or upgraded. The techniques and sophistication used to conduct cyberattacks and compromise information technology infrastructure, as well as the sources and targets of these attacks, change and are often not recognized until such attacks are launched or have been in place for some time. In addition, there has been an increase in state-sponsored cyberattacks, which are often conducted by capable, well-funded groups. The rapid evolution and increased adoption of artificial intelligence technologies amplifies these concerns.

Risks associated with these threats include, among other things:

- theft or misappropriation of funds;

- loss, corruption, or misappropriation of intellectual property, or other proprietary, confidential or personally identifiable information (including customer, supplier, or employee data);

- disruption or impairment of our and our customers' business operations and safety procedures;

- damage to our reputation with our customers and the market;

- the perception of our products or services as having security vulnerabilities;

- exposure to litigation and legal and regulatory costs;

- loss or damage to our worksite data delivery systems; and

- increased costs to prevent, respond to or mitigate cybersecurity events.

Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, including penetration of our systems security, whether by us or by a third party, could disrupt our business, damage our reputation and our relationships with our customers or employees, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers' and employees' confidence in us, and adversely affect our business, results of operations and financial condition. Although we utilize various procedures and controls to mitigate our exposure to such risk, cybersecurity attacks and other cyber events are evolving and unpredictable. Moreover, we have no control over the information technology systems of our customers, suppliers, and others with which our systems may connect and communicate. As a result, the occurrence of a cyber incident could go unnoticed for a period time.

We do not presently maintain insurance coverage to protect against cybersecurity risks. If we procure such coverage in the future, we cannot ensure that it will be sufficient to cover any particular losses we may experience as a result of such cyberattacks. Any breach in the security of our information systems or those of our service providers could lead to an interruption in the operation of our systems or loss, disclosure or misappropriation of our business information or other unintended consequences. Such cyber incidents could have a material adverse effect on our business, financial condition and results of operations.

***The loss of key executives or inability to attract and retain experienced technical professionals and talented personnel could reduce our competitiveness and harm prospects for future success.***

The successful execution of our business strategies depends, in part, on the continued service of certain key executive officers and employees. We have employment agreements with some of our key personnel within the company, but no assurance can be given that any employee will remain with us, whether or not they have entered into an employment agreement. We do not carry key man insurance. In addition, our operations depend, in part, on our ability to attract and retain experienced technical professionals and talented personnel. Competition for such professionals is intense, and as the business environment improves, competition for personnel generally intensifies. The loss of key executive officers and/or our inability to retain or attract experienced technical professionals and talented personnel, could reduce our competitiveness and harm prospects for future success, which may adversely affect our business, financial condition and results of operations.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

# ITEM 1C. *CYBERSECURITY*

Cybersecurity is an integral part of risk management at Nabors. We rely on our technology infrastructure and information systems to interact with clients, vendors, operate our drilling rigs, and bill, collect, and make payments. Our technology infrastructure and information systems also support and form the foundation for our accounting and finance systems and form an integral part of our disclosure and accounting control environment. Our internally developed systems and processes, as well as those systems and processes provided by third-party vendors, may be susceptible to damage or interruption from cybersecurity threats, which include any unauthorized access to our information systems that may result in adverse effects on the confidentiality, integrity, or availability of such systems or the related information. Potential cybersecurity threats include terrorist or hacker attacks, the introduction of malicious computer viruses, ransomware, falsification of banking and other information, insider risk, theft of intellectual property or other security breaches. Such attacks have become more and more sophisticated over time, especially as threat actors have become increasingly well-funded by, or themselves include, governmental actors, organized crime and hackers with significant means. We expect that sophistication of cyber-threats will continue to evolve as threat actors increase their use of artificial intelligence and machine-learning technologies.

The Board of Directors appreciates the rapidly evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, mitigation, and preparedness for recovery of any such incidents whether perpetrated on the Company or our stakeholders. The Risk Oversight Committee of our Board has direct oversight of our management of cybersecurity risks.

The Board's active engagement in the oversight of our cybersecurity program includes:

1.  Our Enterprise Risk Management Committee receives reports on the Company's cybersecurity program and developments from our Vice President of Information Technology and reports to the Company's Board of Directors at each of the regularly scheduled quarterly meetings. These reports include analyses of recent cybersecurity threats and incidents across the industry, as well as a review of our own security controls, assessments and program maturity, and risk mitigation status;

2.  We have a cross-functional approach to addressing cybersecurity risk, with digital technology, legal, and the corporate audit functions presenting to the Enterprise Risk Management Committee on key cybersecurity topics; and

3.  On at least an annual basis, the full Board of Directors receives a comprehensive cybersecurity review, including director education from third-party cybersecurity experts.

Our Vice President of Information Technology, reporting to our Chief Administrative Officer, has principal responsibility for assessing and managing cybersecurity risks and threats, implementing the systems necessary to address such risks and threats and preparing updates for the Risk Oversight Committee and the Board of Directors. Our Vice President of Information Technology has over 20 years of experience in the cybersecurity field, including with implementing advanced cybersecurity and risk management strategies, audits, compliance with regulatory requirements and applying various security frameworks such as ISO 27001 and NIST. Our Senior Director of Cybersecurity reports to our Vice President of Information Technology and is responsible for the operation of our cybersecurity program and management of our cybersecurity team. Our Senior Director of Cybersecurity has over 10 years of experience in the cybersecurity field including experience with risk assessments, implementing of industry-leading security tools, conducting security reviews of system implementations and cyber risk management strategies.

The Technology and Safety Committee of the Board of Directors reviews the integrity of information technology systems, including the potential for cybersecurity threats. In addition, the Risk Oversight Committee monitors management's identification and evaluation of major strategic, operational, regulatory, information technology, cyber security and other external risks inherent in the Company's business. Activities include mandatory training for all employees, technical security controls, enhanced data protection, the maintenance of backup and protective systems, policy review and implementation, the evaluation of cybersecurity insurance, periodic assessments of third-party service providers to assess cyber preparedness of key vendors, and running simulated cybersecurity drills, including vulnerability scanning, penetration testing and disaster recovery exercises, throughout the organization. These cybersecurity drills are performed both in-house and by third-party service providers. We use automated tools that monitor, detect, and prevent cybersecurity risks and have a security operations center that operates 24 hours a day to alert us to any potential cybersecurity threats. The Enterprise Incident Response Team also has effected comprehensive incident response plans that outline the appropriate communication flow and response for certain categories of potential cybersecurity incidents. The Enterprise Incident Response Team escalates events, including to the Chief Executive Officer and Board of Directors, as relevant, according to pre-defined criteria.

We leverage the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF) to drive strategic direction and maturity improvement and engage third-party security experts to conduct risk assessments and program enhancements. Additionally, we evaluate our controls environment annually using other relevant standards like Oil and Natural Gas Subsector Cybersecurity Capability Maturity Model.

We engage subject matter experts such as consultants to assist us in establishing processes to assess, identify, and manage potential and actual cybersecurity threats, to actively monitor our systems internally using widely accepted digital applications, processes, and controls, and to provide forensic assistance to facilitate system recovery in the case of an incident. The Enterprise Incident Response Team oversees and establishes the parameters of our engagement with these experts to ensure we obtain the supplement assistance needed in this area, if any. See Part I, Item 1A.—Risk Factors—*Our business is subject to cybersecurity risks.*

## ITEM 2. *PROPERTIES*

Nabors' principal executive offices are located in Hamilton, Bermuda. We own or lease executive and administrative office space in Houston, Texas; Anchorage, Alaska; Dubai in the United Arab Emirates; Bogota, Colombia; Dhahran, Saudi Arabia; and Sandnes, Norway. Our principal physical properties are drilling rigs, which are more fully described in Part I, Item 1.—Business.

Many of the international drilling rigs and some of the Alaska rigs in our fleet are supported by mobile camps which house the drilling crews and a significant inventory of spare parts and supplies. In addition, we own various trucks, forklifts, cranes, earth-moving and other construction and transportation equipment, which are used to support our operations. We also own or lease a number of facilities and storage yards used in support of operations in each of our geographic markets.

## ITEM 3. *LEGAL PROCEEDINGS*

Nabors and its subsidiaries are defendants or otherwise involved in a number of lawsuits in the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. For matters where an unfavorable outcome is reasonably possible and significant, we disclose the nature of the matter and a range of potential exposure, unless an estimate cannot be made at the time of disclosure.

In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period. See Note 15—Commitments and Contingencies in Part II, Item 8.—Financial Statements and Supplementary Data for a description of such proceedings.

## ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

**ITEM 5.** *MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

*Market Information.*

Our common shares, par value $0.05 per share, are publicly traded on the New York Stock Exchange (the "NYSE") under the symbol "NBR". Our warrants are publicly traded on OTC Markets ("OTC") under the symbol "NBRWF".

On February 6, 2024, the closing price of our common shares as reported on the NYSE was $81.28.

*Holders.*

On February 6, 2024, there were approximately 1,641 shareholders of record of our common shares.

*Dividends.*

The declaration and payment of future dividends will be at the discretion of the Board and will depend, among other things, on future earnings, general financial condition and liquidity, success in business activities, capital requirements and general business conditions in addition to legal requirements.

See Part I, Item 1A.—Risk Factors—*As a holding company, we depend on our operating subsidiaries and investments to meet our financial obligations.*

*Issuer Purchases of Equity Securities.*

The following table provides information relating to our repurchase of common shares during the three months ended December 31, 2023:

| Period<br>(In thousands, except per share amounts) | Total<br>Number of<br>Shares<br>Repurchased | Average<br>Price<br>Paid per<br>Share (1) | Total Number<br>of Shares<br>Purchased as<br>Part of Publicly<br>Announced<br>Program | Approximated<br>Dollar Value of<br>Shares that May<br>Yet Be<br>Purchased<br>Under the<br>Program (2) |
|---|---|---|---|---|
| October 1 - October 31 . . . . . . . . . . . . . . . . . . . | — | $ 122.11 | — | 278,914 |
| November 1 - November 30 . . . . . . . . . . . . . . . | — | $ 92.65 | — | 278,914 |
| December 1 - December 31 . . . . . . . . . . . . . . | — | $ 86.82 | — | 278,914 |

(1) Shares were withheld from employees and directors to satisfy certain tax withholding obligations due in connection with grants of shares under our Amended and Restated 2016 Stock Plan. Each of the Amended and Restated 2016 Stock Plan, the 2003 Employee Stock Plan and the 1999 Stock Option Plan for Non-Employee Directors provide for the withholding of shares to satisfy tax obligations, but do not specify a maximum number of shares that can be withheld for this purpose. These shares were not purchased as part of a publicly announced program to purchase common shares.

(2) In August 2015, our Board authorized a share repurchase program under which we may repurchase up to $400.0 million of our common shares in the open market or in privately negotiated transactions. The program was renewed by the Board in February 2019. Through December 31, 2023, we had repurchased 0.3 million of our common shares for an aggregate purchase price of approximately $121.1 million under this program. As of December 31, 2023, we had approximately $278.9 million that remained authorized under the program that may be used to repurchase shares. The repurchased shares are held by certain of our Bermuda subsidiaries and are registered and tradable subject to applicable securities law limitations and have the same voting, dividend and other rights as other outstanding shares. As of December 31, 2023, our subsidiaries held 1.2 million of our common shares.

*Performance Graph*

The following graph illustrates comparisons of five-year cumulative total returns among Nabors, the S&P 500 Index, S&P SmallCap 600 Index, Russell 3000 Index and Dow Jones Oil Equipment and Services Index. We present all these indices. Total return assumes $100 invested on December 31, 2018 in shares of Nabors and in the aforementioned indices noted above assuming reinvestment of dividends at the end of each calendar year, presented in the table below.



| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2018** | **2019** | **2020** | **2021** | **2022** | **2023** |
| **Nabors Industries Ltd.** | 100 | 146 | 61 | 84 | 161 | 85 |
| S&P 500 Index | 100 | 131 | 156 | 200 | 164 | 207 |
| S&P SmallCap 600 Index | 100 | 123 | 137 | 173 | 145 | 169 |
| Russell 3000 Index | 100 | 131 | 158 | 199 | 161 | 203 |
| Dow Jones Oil Equipment and Services Index | 100 | 108 | 66 | 82 | 136 | 140 |

The foregoing graph is based on historical data and is not necessarily indicative of future performance. This graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to Regulations 14A or 14C under the Exchange Act or to the liabilities of Section 18 under the Exchange Act.

*Related Shareholder Matters*

Bermuda has exchange controls which apply to residents in respect of the Bermuda dollar. As an exempted company, Nabors is designated as non-resident for Bermuda exchange control purposes by the Bermuda Monetary Authority. Pursuant to our non-resident status, there are no Bermuda restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-residents who are holders of our common shares in all other currencies, including currency of the United States.

There is no reciprocal tax treaty between Bermuda and the United States. Under current Bermuda law, there is no Bermuda withholding tax on dividends or other distributions. Furthermore, no Bermuda tax is levied on the sale or transfer (including by gift and/or on the death of the shareholder) of Nabors common shares (other than by shareholders resident in Bermuda).  On December 18, 2023, Bermuda enacted a 15% corporate income tax regime (the "Bermuda CIT") that applies to Bermuda businesses that are part of multinational enterprise groups with annual revenue of €750 million or more and is effective for tax years beginning on or after January 1, 2025.

## ITEM 6. *[Reserved]*

Removed and reserved.

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

*The following discussion and analysis of our financial condition and results of operations is based on, and should be read in conjunction with, our consolidated financial statements and the related notes thereto included under Part II, Item 8.—Financial Statements and Supplementary Data. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Part I, Item 1A.—Risk Factors and elsewhere in this annual report. See "Forward-Looking Statements."*

**Management Overview**

We are a leading provider of advanced technology for the energy industry.  With operations in over 15 countries, Nabors has established a global network of people, technology and equipment to deploy solutions that deliver safe, efficient and sustainable energy production. By leveraging its core competencies, particularly in drilling, engineering, automation, data science and manufacturing, Nabors aims to innovate the future of energy and enable the transition to a lower carbon world.

**Outlook**

The demand for our services and products is a function of the level of spending by oil and gas companies for exploration, development and production activities. The level of exploration, development and production activities is to a large extent tied to the prices of oil and natural gas, which can fluctuate significantly, are highly volatile and tend to be highly sensitive to supply and demand cycles. Additionally, some oil and gas companies may intentionally limit their capital spending to a percentage of their operating cash flows.

Since late 2022 and through 2023, global energy commodity markets have experienced high levels of volatility. In the U.S., operators generally reacted to this market by reducing their drilling activity. Recent production actions announced by certain large international oil producers have been supportive of both oil prices and oil-focused activity broadly, especially in international markets. Natural gas prices, particularly in the United States, declined significantly through 2023.

Coming into 2023 economic sentiment was overshadowed by a pervasive concern that a global recession would take hold. The U.S. Federal Reserve's tightening of interest rates reduced capital availability in the U.S energy market.  Rig counts in the U.S. Lower 48 continued to decline throughout the year. Despite the reduction in rig count, rig pricing discipline remained intact.

Entering 2024 U.S. oil and gas production has proved resilient in the face of reduced drilling activity. Internationally, we see the expansion of production capacity as well as the widespread development of unconventional resources driving an expected increase in oilfield activity across those markets.

**Recent Developments**

*1.75% Senior Exchangeable Notes Due June 2029*

In February 2023, Nabors Delaware issued $250.0 million in aggregate principal amount of 1.75% senior exchangeable notes, which are fully and unconditionally guaranteed by Nabors. The notes bear interest at a rate of 1.75% per year payable semiannually on June 15 and December 15 of each year, beginning on December 15, 2023. The notes have a maturity date of June 15, 2029.

The exchangeable notes are currently exchangeable, under certain conditions, at an exchange rate of 4.7056 common shares of Nabors per $1,000 principal amount of exchangeable notes (equivalent to an exchange price of approximately $212.51 per common share). Upon any exchange, Nabors will settle its exchange obligation in cash, common shares of Nabors, or a combination of cash and common shares, at our election.

*NETC Merger Agreement*

In February 2023, Nabors Energy Transition Corp. ("NETC") entered into a definitive agreement for a business combination with Vast Renewables Limited ("Vast"), a development-stage company specializing in the design and manufacturing of concentrated solar thermal power (CSP) systems. The business combination was completed in December 18, 2023 with NETC merging with and into a wholly owned subsidiary of Vast. Following the merger, Nabors now has a significant non-controlling equity investment in Vast.

*Nabors Energy Transition Corporation II*

In July 2023, Nabors Energy Transition Corp. II ("NETC II"), a special purpose acquisition company, commonly referred to as a "SPAC", co-sponsored by Nabors completed its initial public offering of 30,500,000 units at $10.00 per unit, generating gross proceeds of approximately $305.0 million. Simultaneously with the closing of the IPO, NETC II completed the private sale of an aggregate of 9,540,000 warrants for an aggregate value of $9.5 million and issued unsecured promissory notes for an aggregate amount of $3.1 million. $308.1 million of the amount received at closing was placed into a trust account.

NETC II was formed for the sole purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses with significant growth potential and to create value by supporting the company in the public markets. NETC II intends to identify solutions, opportunities, companies or technologies that focus on advancing the energy transition; specifically ones that facilitate, improve or complement the reduction of carbon or greenhouse gas emissions while satisfying growing energy consumption across markets globally. NETC II is accounting for as a consolidated VIE.

*9.125% Senior Priority Guaranteed Notes due January 2030*

In November 2023, Nabors issued $650.0 million in aggregate principal amount of 9.125% senior priority guaranteed notes, which are fully and unconditionally guaranteed by Nabors and certain of Nabors' indirect wholly-owned subsidiaries. Interest on the notes is payable January 31 and July 31 of each year. The notes have a maturity date of January 31, 2030.

*5.75% Senior Notes due 2025 Redemption Notice*

On December 14, 2023, Nabors issued a redemption notice for the remaining principal of the 5.75% Senior Notes due 2025. The remaining balance of $474.1 million was redeemed on January 3, 2024.

**Financial Results**

*Comparison of the years ended December 31, 2023 and 2022*

Operating revenues in 2023 totaled $3.0 billion, representing an increase of $0.4 billion, or 13%, from 2022. All of our operating segments experienced an increase in operating revenues over this period. For a more detailed description of operating results see "—Segment Results of Operations," below.

Net loss from continuing operations attributable to Nabors common shareholders totaled $11.8 million for 2023 ($5.49 loss per diluted share) compared to a net loss from continuing operations attributable to Nabors common shareholders of $350.3 million ($40.52 loss per diluted share) in 2022, or a $338.5 million decrease in the net loss. The decrease in net loss is attributable to improved market conditions, which has resulted in an increase of approximately $239.3 million in adjusted operating income across all of our segments from the prior year. In addition, gains related to mark-to-market activity for the common share warrants during 2023 contributed approximately $153.8 million to the decrease in net loss along with approximately $20.7 million in gains related to debt repurchases. These gains were offset by an increase of $30.6 million in foreign currency losses. See Other Financial Information —Other, net below for additional discussion.

General and administrative expenses in 2023 totaled $244.1 million, representing an increase of $15.7 million, or 7% from 2022. This is reflective of increases in workforce costs, general operating costs and inflationary pressures as market conditions have improved and operating levels have increased.

Research and engineering expenses in 2023 totaled $56.3 million, representing an increase of $6.4 million, or 13%, from 2022. This is primarily reflective of an increase in research and development activities, along with increased engineering support costs for the higher general operating activity levels, as market conditions have improved.

Depreciation and amortization expense in 2023 was $645.3 million, representing a decrease of $19.8 million, or 3%, from 2022. The decrease is a result of the limited capital expenditures over recent years coupled with a higher amount of older assets reaching the end of their useful lives.

**Segment Results of Operations**

During the years ended December 31, 2023 and 2022, our business consisted of four reportable segments: U.S. Drilling, International Drilling, Drilling Solutions and Rig Technologies.

Management evaluates the performance of our reportable segments using adjusted operating income (loss), which is our segment performance measure, because we believe that this financial measure reflects our ongoing profitability and performance. In addition, securities analysts and investors use this measure as one of the metrics on which they analyze our performance. Adjusted operating income (loss) represents income (loss) from continuing operations before income taxes, interest expense, earnings (losses) from unconsolidated affiliates, investment income (loss), impairments and other charges and other, net. A reconciliation of adjusted operating income to net income (loss) from continuing operations before income taxes can be found in Note 18—Segment Information in Part II, Item 8.—Financial Statements and Supplementary Data.

The following tables set forth certain information with respect to our reportable segments and rig activity:

| | Year Ended December 31, | | Increase/(Decrease) | |
|---|---|---|---|---|
| | 2023 | 2022 | 2023 to 2022 | |
| | (In thousands, except percentages and rig activity) | | | |
| **U.S. Drilling** | | | | |
| Operating revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,207,629 | $ 1,100,614 | $ 107,015 | 10 % |
| Adjusted operating income (loss) (1) . . . . . . . . . . . . . . . . | $ 262,353 | $ 108,506 | $ 153,847 | 142 % |
| Average rigs working (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 86.3 | 97.2 | (10.9) | (11)% |
| | | | | |
| **International Drilling** | | | | |
| Operating revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 1,345,249 | $ 1,199,282 | $ 145,967 | 12 % |
| Adjusted operating income (loss) (1) . . . . . . . . . . . . . . . . | $ 40,868 | $ (879) | $ 41,747 | n/m (3) |
| Average rigs working (2) . . . . . . . . . . . . . . . . . . . . . . . . . . . | 77.6 | 74.2 | 3.4 | 5 % |
| | | | | |
| **Drilling Solutions** | | | | |
| Operating revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 301,757 | $ 243,349 | $ 58,408 | 24 % |
| Adjusted operating income (loss) (1) . . . . . . . . . . . . . . . . | $ 110,957 | $ 77,868 | $ 33,089 | 42 % |
| | | | | |
| **Rig Technologies** | | | | |
| Operating revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 242,768 | $ 195,129 | $ 47,639 | 24 % |
| Adjusted operating income (loss) (1) . . . . . . . . . . . . . . . . | $ 19,529 | $ 8,906 | $ 10,623 | 119 % |

(1) Adjusted operating income (loss) is our measure of segment profit and loss. See Note 18 – Segment Information to the consolidated financial statements included in Item 8 of the report.

(2) Represents a measure of the average number of rigs operating during a given period. For example, one rig operating 45 days during a quarter represents approximately 0.5 average rigs working for the quarter. On an annual period, one rig operating 182.5 days represents approximately 0.5 average rigs working for the year.

(3) The percentage is so large that it is not meaningful.

### U.S. Drilling

Operating revenues increased by $107.0 million or 10% in 2023 compared to 2022. The increase is primarily attributable to an increase in day rates, as pricing for our services has improved. Adjusted operating income increased by $153.8 million. The component of the revenue increase driven by the day rates contributed directly to the increase in adjusted operating income. Also, depreciation was lower due to the limited capital expenditures over recent years.

### International Drilling

Operating revenues increased by $146.0 million or 12% in 2023 compared to 2022. The increase is attributable to an increase in day rates, as pricing for our services has improved and a 5% increase in the average rigs working, reflecting increased drilling activity as market conditions and demand for our drilling services have increased since the prior year.

### Drilling Solutions

Operating revenues increased by $58.4 million or 24% in 2023 compared to 2022 as market conditions and demand for our services have rebounded.

### Rig Technologies

Operating revenues increased by $47.6 million or 24% in 2023 compared to 2022 as market conditions and demand for our services have improved since the prior year.

**Other Financial Information**

**Interest expense**

Interest expense for 2023 was $185.3 million, representing an increase of $7.4 million, or 4%, compared to 2022. The increase was primarily due to an increase in our effective interest rate levels on our outstanding debt throughout 2023 as compared 2022.

**Other, net**

Other, net for the year ended December 31, 2023 was a gain of $0.7 million, compared to $127.1 million of loss during 2022. During 2023, $54.7 million of the gain was from mark-to-market gains related to the common share warrants and $25.3 million was from gains on debt repurchases. This gain was offset by $37.3 million in foreign currency losses, $26.5 million for litigation reserves and $13.9 million from loss on sale of assets. In comparison, during 2022, $99.2 million was from mark-to-market losses of the common share warrants and $15.2 million from increases in litigation reserves. (see Note 12 — Shareholders' Equity in Part II, Item 8.—Financial Statements and Supplementary Data for discussion of the common stock warrants).

**Income taxes**

Our worldwide income tax expense for 2023 was $79.2 million compared to $61.5 million for 2022. The increase in tax expense was primarily attributable to changes in the amount and the geographic mix of our pre-tax earnings (losses) in the jurisdictions in which we operate.

**Liquidity and Capital Resources**

**Financial Condition and Sources of Liquidity**

Our primary sources of liquidity are cash and investments, availability under the 2022 Credit Agreement and cash generated from operations. As of December 31, 2023, we had cash and short-term investments of $1.1 billion, of which $629.6 million was deployed on January 2024 to redeem the remaining $474.1 million of 5.75% Senior Notes due 2025 and the remaining $155.5 million of 0.75% senior exchangeable notes due 2024, and working capital of $431.7 million. As of December 31, 2022, we had cash and short-term investments of $452.3 million and working capital of $404.2 million.

At December 31, 2023, we had no borrowings outstanding under the 2022 Credit Agreement, which has a total borrowing capacity of $350.0 million.

The 2022 Credit Agreement requires us to maintain an interest coverage ratio (EBITDA/interest expense) of 2.50:1:00, which increases to 2.75:1:00 by June 30, 2024 and a minimum guarantor value, requiring the guarantors (other than the Company) and their subsidiaries to own at least 90% of the consolidated property, plant and equipment of the Company. Additionally, the Company is subject to certain covenants (which are subject to certain exceptions) and include, among others, (a) a covenant restricting our ability to incur liens (subject to the additional liens basket of up to $150.0 million), (b) a covenant restricting our ability to pay dividends or make other distributions with respect to its capital stock and to repurchase certain indebtedness, and (c) a covenant restricting the ability of the Company's subsidiaries to incur debt (subject to the grower basket of up to $100.0 million). We had $47.8 million of letters of credit outstanding under the 2022 Credit Agreement.

As of the date of this report, we were in compliance with all covenants under the 2022 Credit Agreement, including those regarding the required interest coverage ratio and minimum guarantor value, which were 5.17:1.00 and 99.77%, respectively, as of December 31, 2023. If we fail to perform our obligations under the covenants, the revolving credit commitments under the 2022 Credit Agreement could be terminated, and any outstanding borrowings under the facilities could be declared immediately due and payable. If necessary, we have the ability to manage our covenant compliance by taking certain actions including reductions in discretionary capital or other types of controllable expenditures, monetization of assets, amending or renegotiating the revolving credit agreement, accessing capital markets through a variety of alternative methods, or any combination of these alternatives. We expect to remain in compliance with all covenants under the 2022 Credit Agreement during the twelve-month period following the date of this report based on our current operational and financial projections. However, we can make no assurance of continued compliance if our current projections or material underlying assumptions prove to be incorrect. If we fail to comply with the covenants, the revolving credit commitment could be terminated, and any outstanding borrowings under the facility could be declared immediately due and payable.

Our ability to access capital markets or to otherwise obtain sufficient financing may be affected by our senior unsecured debt ratings as provided by the major credit rating agencies in the United States and our historical ability to access these markets as needed. While there can be no assurances that we will be able to access these markets in the future, we believe that we will be able to access capital markets or otherwise obtain financing in order to satisfy any payment obligation that might arise upon maturity, exchange or purchase of our notes and our debt facilities, loss of availability of our revolving credit facilities and our A/R Agreements (see—Accounts Receivable Purchase and Sales Agreements, below), and that any cash payment due, in addition to our other cash obligations, would not ultimately have a material adverse impact on our liquidity or financial position. The major U.S. credit rating agencies have previously downgraded our senior unsecured debt rating to non-investment grade. These and any further ratings downgrades could adversely impact our ability to access debt markets in the future, increase the cost of future debt, and potentially require us to post letters of credit for certain obligations. See Part I, Item 1A.—Risk Factors—*A downgrade in our credit rating could negatively impact our cost of and ability to access capital markets or other financing sources.*

We had 8 letter-of-credit facilities with various banks outstanding as of December 31, 2023. Availability under these facilities was as follows:

|  | December 31, 2023 |
| --- | --- |
|  | (In thousands) |
| Credit available | $ 313,667 |
| Less: Letters of credit outstanding, inclusive of financial and performance guarantees | 114,937 |
| Remaining availability | $ 198,730 |

We are a holding company and therefore rely exclusively on repayments of interest and principal on intercompany loans that we have made to our operating subsidiaries and income from dividends and other cash flows from our operating subsidiaries. There can be no assurance that our operating subsidiaries will generate sufficient net income to pay us dividends or sufficient cash flows to make payments of interest and principal to us. See Part I., Item 1A.—Risk Factors—*As a holding company, we depend on our operating subsidiaries and investments to meet our financial obligations.*

**Accounts Receivable Purchase and Sales Agreements**

On September 13, 2019, we entered into an accounts receivables sales agreement (the "A/R Sales Agreement") and an accounts receivables purchase agreement (the "A/R Purchase Agreement" and, together with the A/R Sales Agreement, the "A/R Agreements"), whereby the originators, all of whom are our subsidiaries, sold or contributed, and will on an ongoing basis continue to sell or contribute, certain of their domestic trade accounts receivables to a wholly-owned, bankruptcy-remote special purpose entity ("SPE"). The SPE in turn, sells, transfers, conveys and assigns to third-party financial institutions ("Purchasers"), all the rights, title and interest in and to its pool of eligible receivables.

On July 13, 2021, we entered into the First Amendment to the A/R Purchase Agreement which, among other things, reduced the commitments of the third-party financial institutions (the "Purchasers") from $250 million to $150 million.

On June 27, 2022, we entered into the Third Amendment to the A/R Purchase Agreement which extended the term of the Purchase Agreement to August 13, 2024 and increased the commitments of the Purchasers from $150 million to $250 million. Subject to Purchaser approval, the A/R Purchase Agreement allows for purchase commitments to be increased to $300 million.

The amount available for purchase under the A/R Agreements fluctuates over time is based on the total amount of eligible receivables generated during the normal course of business after excluding excess concentrations and certain other ineligible receivables. The maximum purchase commitment of the Purchasers under the A/R Agreements is approximately $250.0 million and the amount of receivables purchased by the third-party Purchasers as of December 31, 2023 was $145.0 million.

The originators, Nabors Delaware, the SPE, and the Company provide representations, warranties, covenants and indemnities under the A/R Agreements and the Indemnification Guarantee. See further details at Note 4—Accounts Receivable Purchase and Sales Agreements.

**Other Indebtedness**

See Note 10, Debt, in Part II, Item 8.—Financial Statements and Supplementary Data, for further details about our financing arrangements, including our debt securities.

**Future Cash Requirements**

Our current cash and investments, projected cash flows from operations, proceeds from equity or debt issuances and the facilities under our 2022 Credit Agreement are expected to adequately finance our purchase commitments, capital expenditures, acquisitions, scheduled debt service requirements, and all other expected cash requirements for the foreseeable future.  However, we can make no assurances that our current operational and financial projections will prove to be correct. A sustained period of highly depressed oil and natural gas prices could have a significant effect on our customers' capital expenditure spending and therefore our operations, cash flows and liquidity.

Purchase commitments outstanding on December 31, 2023 totaled approximately $351.4 million, primarily for rig-related enhancements, sustaining capital expenditures, operating expenses, and purchases of inventory. $336.5 million of the outstanding commitments are expected to be paid in 2024.  Purchase commitments include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable pricing provisions; and the approximate timing of the transaction.  We can reduce planned expenditures if necessary or increase them if market conditions and new business opportunities warrant it. The level of our outstanding purchase commitments and our expected level of capital expenditures for 2023 represent a number of capital programs that are currently underway or planned.

As of December 31, 2023, we had approximately $3.1 billion of net book value of long-term debt outstanding with $3.2 billion in aggregate principal with $629.6 million due in the next twelve months.  This amount includes the remaining $474.1 million of 5.75% senior notes due February 2025 and the remaining $155.5 million balance of the 0.75% senior exchangeable notes due January 2024. We have expected aggregate future interest payments of $818.6 million related to the outstanding debt with $180.9 million due in the next twelve months. See Note 10—Debt in Part II, Item 8.—Financial Statements and Supplementary Data for additional details.  Our obligations for operating leases total $38.1 million with $7.6 million of the obligations coming due in the upcoming year.  See Note 20—Leases in Part II, Item 8.—Financial Statements and Supplementary Data  for additional details.

We may from time to time seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt securities, both in open-market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors and may involve material amounts.

We are a party to transactions, agreements or other contractual arrangements defined as "off-balance sheet arrangements" that could have a material future effect on our financial position, results of operations, liquidity and capital resources. The most significant of these off-balance sheet arrangements include the A/R Agreements (see — Accounts Receivable Purchase and Sales Agreements, above) and certain agreements and obligations under which we provide financial or performance assurance to third parties. Certain of these financial or performance assurances serve as guarantees, including standby letters of credit issued on behalf of insurance carriers in conjunction with our workers' compensation insurance program and other financial surety instruments such as bonds. In addition, we have provided indemnifications, which serve as guarantees, to some third parties. These guarantees include indemnification provided by us to our share transfer agent and our insurance carriers. We are not able to estimate the potential future maximum payments that might be due under our indemnification guarantees, if any. Management believes the likelihood that we would be required to perform or otherwise incur any material losses associated with any of these guarantees is remote.

The following table summarizes the total maximum amount of financial guarantees issued by Nabors:

| | Maximum Amount | | | | |
| | 2024 | 2025 | 2026 | Thereafter | Total |
|---|---|---|---|---|---|
| | (In thousands) | | | | |
| Financial standby letters of credit and other financial surety instruments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 34,011 | 61 | 9,057 | 4,109 | $ 47,238 |

**Cash Flows**

Our cash flows depend, to a large degree, on the level of spending by oil and gas companies for exploration, development and production activities. Sustained decreases in the price of oil or natural gas could have a material impact on these activities and could also materially affect our cash flows. Certain sources and uses of cash, such as the level of discretionary capital expenditures or acquisitions, purchases and sales of investments, loans, issuances and repurchases of debt and of our common shares are within our control and are adjusted as necessary based on market conditions. We discuss our 2023 and 2022 cash flows below.

*Operating Activities.* Net cash provided by operating activities totaled $637.9 million during 2023, compared to net cash provided of $501.1 million during 2022. Operating cash flows are our primary source of capital and liquidity. Changes from operating results (before working capital changes) totaled $648.8 million during 2023, an increase of $195.9 million when compared to $452.8 million in 2022. This was due to the increase in activity across our business in 2023 compared to 2022. Changes in working capital items such as collection of receivables, other deferred revenue arrangements and payments of operating payables are significant factors affecting operating cash flows and can be volatile in periods of increasing or decreasing activity levels. Changes in working capital items used $10.9 million in cash flows during 2023 and provided $48.3 million in cash flows during 2022.

*Investing Activities.* Net cash used for investing activities totaled $570.4 million during 2023 compared to net cash used of $368.7 million in 2022. Our primary use of cash for investing activities is for capital expenditures related to rig-related enhancements, new construction and equipment, and sustaining capital expenditures. During 2023 and 2022, we used cash for capital expenditures totaling $540.9 million and $373.4 million, respectively. We received $14.1 million in proceeds from sales of assets during 2023 compared to $26.7 million in 2022. We also invested $21.3 million in companies that focus on energy transition related technologies in 2023 compared to $19.8 million in 2022.

*Financing Activities.* Net cash provided by financing activities totaled $570.4 million during 2023. During 2023, we received proceeds of $900.0 million from issuance of long-term debt and repaid $298.5 million of outstanding long-term debt. We received $305.0 million from the public offering of NETC II and made distributions of $286.4 million from the Trust Account to NETC stockholders. Cash in these trusts can only be used in connection to the business combination or winding down of the SPAC and is not available to us for general operations.

Net cash used for financing activities totaled $661.5 million during 2022. During 2022, we reduced $460.0 million in amounts borrowed under our revolving credit facilities and repaid $182.6 million on our senior notes. Additionally, we had distributions of $10.3 million from our SANAD joint venture to our partner.

**Summarized Combined Financial Information for Guarantee of Securities of Subsidiaries**

Nabors Delaware is an indirect, wholly owned subsidiary of Nabors. Nabors fully and unconditionally guarantees the due and punctual payment of the principal of, premium, if any, and interest on Nabors Delaware's registered notes, which, as of December 31, 2023, are its 5.75% Senior Notes due 2025 (the "Registered Notes"), and any other obligations of Nabors Delaware under the Registered Notes when and as they become due and payable, whether at maturity, upon redemption, by acceleration or otherwise, if Nabors Delaware is unable to satisfy these obligations. Nabors' guarantee of Nabors Delaware's obligations under the Registered Notes are its unsecured and unsubordinated obligation and have the same ranking with respect to Nabors' indebtedness as the Registered Notes have with respect to Nabors Delaware's indebtedness. In the event that Nabors is required to withhold or deduct on account of any Bermudian taxes due from any payment made under or with respect to its guarantees, subject to certain exceptions, Nabors will pay additional amounts so that the net amount received by each holder of Registered Notes will equal the amount that such holder would have received if the Bermudian taxes had not been required to be withheld or deducted.

The following summarized financial information is included so that separate financial statements of Nabors Delaware are not required to be filed with the SEC. The condensed consolidating financial statements present investments in both consolidated and unconsolidated affiliates using the equity method of accounting.

In lieu of providing separate financial statements for issuers and guarantors (the "Obligated Group"), we have presented the accompanying supplemental summarized combined balance sheet and income statement information for the Obligated Group based on Rule 13-01 of the SEC's Regulation S-X that we early adopted effective April 1, 2020.

All significant intercompany items among the Obligated Group have been eliminated in the supplemental summarized combined financial information. The Obligated Group's investment balances in subsidiary non-guarantors have been excluded from the supplemental combined financial information. Significant intercompany balances and activity for the Obligated Group with other related parties, including subsidiary non-guarantors (referred to as "affiliates"), are presented separately in the accompanying supplemental summarized financial information.

Summarized combined Balance Sheet and Income Statement information for the Obligated Group is as follows (in thousands):

| | December 31, | |
|---|---|---|
| **Summarized Combined Balance Sheet Information** | **2023** | **2022** |
| | (In thousands) | |
| Assets | | |
| Current Assets | $ 17,142 | $ 2,578 |
| Non-Current Assets | 474,387 | 458,232 |
| Noncurrent assets - affiliates | 7,012,016 | 5,733,274 |
| Total Assets | $ 7,503,545 | $ 6,194,084 |
| | | |
| Liabilities and Stockholders' Equity | | |
| Current liabilities | $ 692,805 | $ 79,941 |
| Noncurrent liabilities | 2,596,001 | 2,698,835 |
| Total Liabilities | 3,288,806 | 2,778,776 |
| Stockholders' Equity | 4,214,739 | 3,415,308 |
| Total Liabilities and Stockholders' Equity | $ 7,503,545 | $ 6,194,084 |

| | Year Ended December 31, | |
|---|---|---|
| **Summarized Combined Income Statement Information** | **2023** | **2022** |
| | (In thousands) | |
| Total revenues, earnings (loss) from consolidated affiliates and other income | $ 330,247 | $ (148,523) |
| Income (loss), net of tax | 226,022 | (420,492) |
| Net income (loss) attributable to Nabors | 226,022 | (420,492) |

**Other Matters**

**Recent Accounting Pronouncements**

See Note 2—Summary of Significant Accounting Policies in Part II, Item 8.—Financial Statements and Supplementary Data.

**Critical Accounting Estimates**

The preparation of our financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. We analyze our estimates based on our historical experience and various other assumptions that we believe to be reasonable under the circumstances. However, actual results could differ from our estimates. The following is a discussion of our critical accounting estimates. Management considers an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and

- changes in the estimate or different estimates that could have been selected could have a material impact on our consolidated financial position or results of operations.

For a summary of all our significant accounting policies, see Note 2—Summary of Significant Accounting Policies in Part II, Item 8.—Financial Statements and Supplementary Data.

**Depreciation of Property, Plant and Equipment.** The drilling and drilling services industries are very capital intensive. Property, plant and equipment represented 55% of our total assets as of December 31, 2023, and depreciation and amortization constituted 22% of our total costs and other deductions in 2023.

Depreciation for our primary operating assets, drilling rigs, is calculated based on the units-of-production method. For each day a rig is operating, we depreciate it over an approximate 4,927-day period, with the exception of our jackup rigs which are depreciated over an 8,030-day period, in each case after provision for salvage value. For each day a rig asset is not operating, it is depreciated over an assumed depreciable life of 20 years, with the exception of our jackup rigs, where a 30-year depreciable life is typically used, after provision for salvage value.

Depreciation on our buildings, oilfield hauling and mobile equipment, aircraft equipment, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings—10 to 30 years; aircraft equipment—5 to 20 years; oilfield hauling and mobile equipment and other machinery and equipment—3 to 10 years).

These depreciation periods and the salvage values of our property, plant and equipment were determined through an analysis of the useful lives of our assets and based on our experience with the salvage values of these assets. Periodically, we review our depreciation periods and salvage values for reasonableness given current conditions. Depreciation of property, plant and equipment is therefore based upon estimates of the useful lives and salvage value of those assets. Estimation of these items requires significant management judgment. Accordingly, management believes that accounting estimates related to depreciation expense recorded on property, plant and equipment are critical.

There have been no factors related to the performance of our portfolio of assets, changes in technology or other factors indicating that these estimates do not continue to be appropriate. Accordingly, for the years ended December 31, 2023, 2022 and 2021, no significant changes have been made to the depreciation rates applied to property, plant and equipment, the underlying assumptions related to estimates of depreciation, or the methodology applied. However, certain events could occur that would materially affect our estimates and assumptions related to depreciation. Unforeseen changes in operations or technology could substantially alter management's assumptions regarding our ability to realize the return on our investment in operating assets and therefore affect the useful lives and salvage values of our assets.

**Impairment of Long-Lived Assets.** As discussed above, the drilling and drilling services industries are very capital intensive. We review our assets for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the estimated undiscounted future cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to the extent the carrying amount of the long-lived asset exceeds its estimated fair value determined utilizing either a discounted cash flows or market approach model. Management considers a number of factors such as estimated future cash flows from the assets, appraisals and current market value analysis in determining fair value. The determination of future cash flows requires the estimation of utilization, dayrates, operating margins, sustaining capital and remaining economic life. Such estimates can change based on market conditions, technological advances in the industry or changes in regulations governing the industry. The appraisals require estimation based on location, working status, asset condition and market conditions. Significant and unanticipated changes to the assumptions could result in future impairments. A significantly prolonged period of lower oil and natural gas prices could continue to adversely affect the demand for and prices of our services, which could result in future impairment charges. As the determination of whether impairment charges should be recorded on our long-lived assets is subject to significant management judgment, and an impairment of these assets could result in a material charge on our consolidated statements of income (loss), management believes that accounting estimates related to impairment of long-lived assets are critical.

Assumptions in the determination of future cash flows are made with the involvement of management personnel at the operational level where the most specific knowledge of market conditions and other operating factors exists. For 2023, 2022 and 2021, no significant changes have been made to the methodology utilized to determine future cash flows.

For an asset classified as held for sale, we consider the asset impaired when its carrying amount exceeds fair value less its cost to sell. Fair value is determined by calculating the expected sales price less any costs to sell.

**Impairment of Goodwill and Intangible Assets.** We review goodwill and intangible assets with indefinite lives for impairment annually during the second quarter of each fiscal year or more frequently if events or changes in circumstances indicate that the carrying amount of such goodwill and intangible assets may exceed their fair value. We perform our impairment tests for goodwill for all our reporting units within our reportable segments. Our business consists of U.S. Drilling, Canada Drilling, International Drilling, Drilling Solutions and Rig Technologies reportable segments. Our Rig Technologies reportable segment includes our Canrig, RDS and 2TD reporting units. We initially assess goodwill for impairment based on qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of one of our reporting units is greater than its carrying amount. If the carrying amount exceeds the fair value, an impairment charge will be recognized in an amount equal to the excess; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

Our estimated fair values of our reporting units incorporate judgment and the use of estimates by management. The fair values calculated in these impairment tests were determined using discounted cash flow models, which require the use of significant unobservable inputs, representative of a Level 3 fair value measurement. Our cash flow models involve assumptions based on our utilization of rigs or other oil and gas service equipment, revenues and earnings from affiliates, as well as direct costs, general and administrative costs, depreciation, applicable income taxes, capital expenditures and working capital requirements. Our fair value estimates of these reporting units are sensitive to varying dayrates, utilization, and costs. A significantly prolonged period of lower oil and natural gas prices, other than those assumed in developing our forecasts, or changes in laws and regulations could adversely affect the demand for and prices of our services, which could in turn result in future goodwill and other intangible asset impairment charges for these reporting units due to the potential impact on our estimate of our future operating results. Our discounted cash flow projections for each reporting unit were based on financial forecasts. The future cash flows were discounted to present value using discount rates determined to be appropriate for each reporting unit. Terminal values for each reporting unit were calculated using a Gordon Growth methodology with a long-term growth rate of approximately 2%.

Another factor in determining whether impairment has occurred is the relationship between our market capitalization and our book value. As part of our annual review, we compared the sum of our reporting units' estimated fair value, which included the estimated fair value of non-operating assets and liabilities, less debt, to our market capitalization and assessed the reasonableness of our estimated fair value. Any of the above-mentioned factors may cause us to re-evaluate goodwill during any quarter throughout the year.

**Income Taxes.** We operate in a number of countries and our tax returns filed in those jurisdictions are subject to review and examination by tax authorities within those jurisdictions. We are currently contesting tax assessments in a number of countries and may contest future assessments. We believe the ultimate resolution of the outstanding assessments, for which we have not made any accrual, will not have a material adverse effect on our consolidated financial statements. We recognize uncertain tax positions that we believe have a greater than 50 percent likelihood of being sustained. We cannot predict or provide assurance as to the ultimate outcome of any existing or future assessments.

Audit claims of approximately $144.9 million attributable to income tax have been assessed against us. We have contested, or intend to contest, these assessments, including through litigation if necessary, and we believe the ultimate resolution, for which we have not made any accrual, will not have a material adverse effect on our consolidated financial statements. Tax authorities may issue additional assessments or pursue legal actions as a result of tax audits and we cannot predict or provide assurance as to the ultimate outcome of such assessments and legal actions.

Applicable income and withholding taxes have not been provided on undistributed earnings of our subsidiaries. We do not intend to repatriate such undistributed earnings except for distributions upon which incremental income and withholding taxes would not be material.

In certain jurisdictions we have recognized deferred tax assets and liabilities. Judgment and assumptions are required in determining whether deferred tax assets will be fully or partially utilized. When we estimate that all or some portion of certain deferred tax assets such as net operating loss carryforwards will not be utilized, we establish a valuation allowance for the amount ascertained to be unrealizable. We continually evaluate strategies that could allow for future utilization of our deferred assets. Any change in the ability to utilize such deferred assets will be accounted for in the period of the event affecting the valuation allowance. If facts and circumstances cause us to change our expectations regarding future tax consequences, the resulting adjustments could have a material effect on our financial results or cash flow.

**Litigation and Self-Insurance Reserves.** Our operations are subject to many hazards inherent in the drilling and drilling services industries, including blowouts, cratering, explosions, fires, loss of well control, loss of or damage to the wellbore or underground reservoir, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters. Any of these and other hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental and natural resources damage and damage to the property of others. Our offshore operations are also subject to the hazards of marine operations including capsizing, grounding, collision and other damage from hurricanes and heavy weather or sea conditions and unsound ocean bottom conditions. Our operations are subject to risks of war or acts of terrorism, civil disturbances and other political events.

Accidents may occur, we may be unable to obtain desired contractual indemnities, and our insurance may prove inadequate in certain cases. There is no assurance that our insurance or indemnification agreements will adequately protect us against liability from all the consequences of the hazards described above. Moreover, our insurance coverage generally provides that we assume a portion of the risk in the form of a deductible or self-insured retention.

Based on the risks discussed above, it is necessary for us to estimate the level of our liability related to insurance and record reserves for these amounts in our consolidated financial statements. Reserves related to self-insurance are based on the facts and circumstances specific to the claims and our past experience with similar claims. The actual outcome of self-insured claims could differ significantly from estimated amounts. We maintain actuarially determined accruals in our consolidated balance sheets to cover self-insurance retentions for workers' compensation, employers' liability, general liability and automobile liability claims. These accruals are based on certain assumptions developed utilizing historical data to project future losses. Loss estimates in the calculation of these accruals are adjusted based upon actual claim settlements and reported claims. These loss estimates and accruals recorded in our financial statements for claims have historically been reasonable in light of the actual amount of claims paid.

Because the determination of our liability for self-insured claims is subject to significant management judgment and in certain instances is based on actuarially estimated and calculated amounts, and because such liabilities could be material in nature, management believes that accounting estimates related to self-insurance reserves are critical.

During 2023, 2022 and 2021, no significant changes were made to the methodology used to estimate insurance reserves. For purposes of earnings sensitivity analysis, if the December 31, 2023 reserves were adjusted by 10%, total costs and other deductions would change by $8.7 million, or 0.30%.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES*

We may be exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. This risk arises primarily as a result of potential changes in the fair market value of financial instruments due to adverse fluctuations in foreign currency exchange rates, credit risk, interest rates, and marketable and non-marketable security prices as discussed below.

**Foreign Currency Risk.** We operate in a number of international areas and are involved in transactions denominated in currencies other than U.S. dollars, which exposes us to foreign exchange rate risk and foreign currency devaluation risk. The most significant exposures arise in connection with our operations in Argentina and Russia, which usually are substantially unhedged.

We have experienced certain risks specific to our operations in Argentina. Argentina's economy is currently considered highly inflationary under U.S. GAAP, which is defined as cumulative inflation rates exceeding 100% in the most recent three-year period based on inflation data published by the respective governments.

At various times, we utilize local currency borrowings (foreign currency denominated debt), the payment structure of customer contracts and foreign exchange contracts to selectively hedge our exposure to exchange rate fluctuations in connection with monetary assets, liabilities, cash flows and commitments denominated in certain foreign currencies. A foreign exchange contract is a foreign currency transaction, defined as an agreement to exchange different currencies at a given future date and at a specified rate. A hypothetical 10% increase in the value of our foreign currencies relative to the U.S. dollar as of December 31, 2023 would result in a $3.9 million increase in the fair value of our net monetary liabilities denominated in currencies other than U.S. dollars.

**Credit Risk.** Our financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, short-term and long-term investments and accounts receivable. Cash equivalents such as deposits and temporary cash investments are held by major banks or investment firms. Our short-term and long-term investments are managed within established guidelines that limit the amounts that may be invested with any one issuer and provide guidance as to issuer credit quality. We believe that the credit risk in our cash and investment portfolio is minimized as a result of the mix of our investments. In addition, our trade receivables are with a variety of U.S., international and non- U.S. national oil and gas companies. Management considers this credit risk to be limited due to the financial resources of these companies. We perform ongoing credit evaluations of our customers, and we generally do not require material collateral. We do occasionally require prepayment of amounts from customers whose creditworthiness is in question prior to providing services to them. We maintain reserves for potential credit losses, and these losses historically have been within management's expectations.

**Interest Rate and Marketable and Non-marketable Security Price Risk.** Our financial instruments that are potentially sensitive to changes in interest rates include our floating rate debt instruments (our 2022 Credit Agreement), our fixed rate debt securities comprised of our 5.75% senior notes; 0.75% and 1.75% senior exchangeable notes; 7.25% and 7.50% senior guaranteed notes; 7.375% and 9.125% senior priority guaranteed notes; our investments in debt securities (including corporate and mortgage-CMO debt securities); and our investments in overseas funds that invest primarily in a variety of public and private U.S. and non-U.S. securities (including asset-backed and mortgage-backed securities, global structured-asset securitizations, whole-loan mortgages and participations in whole loans and whole-loan mortgages), which are classified as long-term investments.

We may utilize derivative financial instruments that are intended to manage our exposure to interest rate risks. We account for derivative financial instruments under the Derivatives Topic of the ASC. The use of derivative financial instruments could expose us to further credit risk and market risk. Credit risk in this context is the failure of a counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty would owe us, which can create credit risk for us. When the fair value of a derivative contract is negative, we would owe the counterparty, and therefore, we would not be exposed to credit risk. We attempt to minimize credit risk in derivative instruments by entering into transactions with major financial institutions that have a significant asset base. Market risk related to derivatives is the adverse effect on the value of a financial instrument that results from changes in interest rates. We try to manage market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the type and degree of market risk that we undertake.

**Fair Value of Financial Instruments.** The fair value of our fixed rate long-term debt and revolving credit facilities is estimated based on quoted market prices or prices quoted from third-party financial institutions. The carrying and fair values of these liabilities were as follows:

| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2023** | | | **2022** | | |
| | **Effective Interest Rate** | **Carrying Value** | **Fair Value** | **Effective Interest Rate** | **Carrying Value** | **Fair Value** |
| | | | (In thousands) | | | |
| 5.10% senior notes due September 2023 | — % | $ — | $ — | 5.46 % | $ 52,004 | $ 51,354 |
| 0.75% senior exchangeable notes due January 2024 | 0.84 % | 155,529 | 154,989 | 0.97 % | 177,005 | 164,898 |
| 5.75% senior notes due February 2025 | 5.97 % | 474,092 | 474,120 | 6.02 % | 474,092 | 454,773 |
| 9.00% senior priority guaranteed notes due February 2025 | — % | — | — | 9.00 % | 209,384 | 213,507 |
| 7.25% senior guaranteed notes due January 2026 | 7.53 % | 555,902 | 535,328 | 7.52 % | 557,902 | 529,432 |
| 7.375% senior priority guaranteed notes due May 2027 | 7.72 % | 700,000 | 687,526 | 7.74 % | 700,000 | 686,686 |
| 7.50% senior guaranteed notes due January 2028 | 7.69 % | 389,609 | 334,090 | 7.70 % | 389,609 | 354,400 |
| 1.75% senior exchangeable notes due June 2029 | 2.26 % | 250,000 | 185,383 | — % | — | — |
| 9.125% senior priority guaranteed notes due January 2030 | 9.40 % | 650,000 | 656,871 | — % | — | — |
| | | $ 3,175,132 | $ 3,028,307 | | $ 2,559,996 | $ 2,455,050 |
| Less: current portion | | 629,621 | | | — | |
| Less: deferred financing costs | | 33,992 | | | 22,456 | |
| | | $ 2,511,519 | | | $ 2,537,540 | |

The fair values of our cash equivalents, trade receivables and trade payables approximate their carrying values due to the short-term nature of these instruments. Our warrants are carried at fair market value.

Our investments in debt securities and a portion of our long-term investments are sensitive to changes in interest rates. Additionally, our investment portfolio of debt and equity securities, which are carried at fair value, exposes us to price risk.

**ITEM 8.** *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

**INDEX**

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Nabors Industries Ltd.

### *Opinions on the Financial Statements and Internal Control over Financial Reporting*

We have audited the accompanying consolidated balance sheets of Nabors Industries Ltd. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of income (loss), of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

### *Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

### *Definition and Limitations of Internal Control over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

### *Critical Audit Matters*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Revenue Recognition – Contract Drilling Revenue*

As described in Note 19 to the consolidated financial statements, the Company's operating revenue was $3,006 million for the year ended December 31, 2023. Management recognizes revenue when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all the remaining benefits from that good or service. Contract drilling revenues are recorded over time utilizing the input method based on time elapsed. The measurement of progress considers the transfer of the service to the customer as the Company provides daily drilling services. The Company receives payment after the services have been performed by billing customers periodically (typically monthly).  Within the drilling contracts, management has identified one performance obligation in which the transaction price is allocated. The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in receivables, contract assets, or contract liabilities (deferred revenue) on the Company's consolidated balance sheet.

The principal consideration for our determination that performing procedures relating to revenue recognition – contract drilling revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition for contract drilling revenue.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of contract drilling revenue. These procedures also included, among others (i) testing the completeness, accuracy, and occurrence of revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as contracts, invoices, and activity summary details; (ii) testing the cut-off of revenue recognized for a sample of receivables by obtaining and inspecting source documents, such as contracts and activity summary details; and (iii) testing a sample of outstanding customer invoice balances as of December 31, 2023 by obtaining and inspecting source documents, such as invoices, activity summary details, and subsequent cash receipts.


/s/ PricewaterhouseCoopers LLP

Houston, Texas
February 12, 2024
We have served as the Company's auditor since 1987.

**NABORS INDUSTRIES LTD. AND SUBSIDIARIES**

**CONSOLIDATED BALANCE SHEETS**

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (In thousands, except per share amounts) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,057,487 | $ 451,025 |
| Short-term investments | 12,691 | 1,290 |
| Accounts receivable, net of allowance of $52,864 and $52,895, respectively | 347,837 | 327,397 |
| Inventory, net | 147,798 | 127,947 |
| Other current assets | 79,865 | 92,964 |
| Total current assets | 1,645,678 | 1,000,623 |
| Property, plant and equipment, net | 2,898,728 | 3,026,100 |
| Restricted cash held in trust | 315,488 | 284,841 |
| Deferred income taxes | 238,871 | 257,320 |
| Other long-term assets | 179,200 | 160,970 |
| Total assets (1) | $ 5,277,965 | $ 4,729,854 |
| **LIABILITIES AND EQUITY** | | |
| Current liabilities: | | |
| Current portion of debt | $ 629,621 | $ — |
| Trade accounts payable | 294,442 | 314,041 |
| Accrued liabilities | 230,240 | 247,575 |
| Income taxes payable | 54,255 | 27,990 |
| Current lease liabilities | 5,423 | 6,784 |
| Total current liabilities | 1,213,981 | 596,390 |
| Long-term debt | 2,511,519 | 2,537,540 |
| Other long-term liabilities | 270,014 | 377,671 |
| Deferred income taxes | 1,366 | 2,858 |
| Total liabilities (1) | 3,996,880 | 3,514,459 |
| Commitments and contingencies (Note 8) | | |
| Redeemable noncontrolling interest in subsidiary | 739,075 | 678,604 |
| Shareholders' equity: | | |
| Common shares, par value $0.05 per share: | | |
| Authorized common shares 32,000; issued 10,556 and 10,505, respectively | 527 | 525 |
| Capital in excess of par value | 3,538,896 | 3,536,373 |
| Accumulated other comprehensive income (loss) | (10,832) | (11,038) |
| Retained earnings (accumulated deficit) | (1,886,226) | (1,841,153) |
| Less: treasury shares, at cost, 1,161 and 1,090 common shares, respectively | (1,315,751) | (1,315,751) |
| Total shareholders' equity | 326,614 | 368,956 |
| Noncontrolling interest | 215,396 | 167,835 |
| Total equity | 542,010 | 536,791 |
| Total liabilities and equity | $ 5,277,965 | $ 4,729,854 |

(1) The consolidated balance sheets include assets and liabilities of consolidated joint ventures. See Note 13—Joint Ventures for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

## NABORS INDUSTRIES LTD. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF INCOME (LOSS)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | (In thousands, except per share amounts) | | |
| Revenues and other income: | | | |
| Operating revenues | $ 3,005,981 | $ 2,653,766 | $ 2,017,548 |
| Investment income (loss) | 43,820 | 14,992 | 1,557 |
| Total revenues and other income | 3,049,801 | 2,668,758 | 2,019,105 |
| Costs and other deductions: | | | |
| Direct costs | 1,790,380 | 1,666,004 | 1,286,896 |
| General and administrative expenses | 244,147 | 228,431 | 213,559 |
| Research and engineering | 56,297 | 49,939 | 35,153 |
| Depreciation and amortization | 645,294 | 665,072 | 693,381 |
| Interest expense | 185,285 | 177,895 | 171,476 |
| Impairments and other charges | — | — | 66,731 |
| Other, net | (726) | 127,099 | 39,998 |
| Total costs and other deductions | 2,920,677 | 2,914,440 | 2,507,194 |
| Income (loss) before income taxes | 129,124 | (245,682) | (488,089) |
| Income tax expense (benefit): | | | |
| Current | 63,339 | 54,199 | 66,327 |
| Deferred | 15,881 | 7,337 | (10,706) |
| Total income tax expense (benefit) | 79,220 | 61,536 | 55,621 |
| Income (loss) from continuing operations, net of tax | 49,904 | (307,218) | (543,710) |
| Income (loss) from discontinued operations, net of tax | — | — | 20 |
| Net income (loss) | 49,904 | (307,218) | (543,690) |
| Less: Net (income) loss attributable to noncontrolling interest | (61,688) | (43,043) | (25,582) |
| Net income (loss) attributable to Nabors | $ (11,784) | $ (350,261) | $ (569,272) |
| Less: Preferred stock dividend | — | — | (3,653) |
| Net income (loss) attributable to Nabors common shareholders | $ (11,784) | $ (350,261) | $ (572,925) |
| Amounts attributable to Nabors common shareholders: | | | |
| Net income (loss) from continuing operations | $ (11,784) | $ (350,261) | $ (572,945) |
| Net income (loss) from discontinued operations | — | — | 20 |
| Net income (loss) attributable to Nabors common shareholders | $ (11,784) | $ (350,261) | $ (572,925) |
| Earnings (losses) per share: | | | |
| Basic from continuing operations | $ (5.49) | $ (40.52) | $ (76.58) |
| Basic from discontinued operations | — | — | — |
| Basic | $ (5.49) | $ (40.52) | $ (76.58) |
| Diluted from continuing operations | $ (5.49) | $ (40.52) | $ (76.58) |
| Diluted from discontinued operations | — | — | — |
| Diluted | $ (5.49) | $ (40.52) | $ (76.58) |
| Weighted-average number of common shares outstanding: | | | |
| Basic | 9,159 | 8,898 | 7,605 |
| Diluted | 9,159 | 8,898 | 7,605 |

The accompanying notes are an integral part of these consolidated financial statements.

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | | **(In thousands)** | |
| Net income (loss) attributable to Nabors | $ (11,784) | $ (350,261) | $ (569,272) |
| Other comprehensive income (loss), before tax: | | | |
| Translation adjustment attributable to Nabors | 45 | (1,993) | 2,230 |
| Pension liability amortization and adjustment | 209 | 1,645 | (1,692) |
| Other comprehensive income (loss), before tax | 254 | (348) | 538 |
| Income tax expense (benefit) related to items of other comprehensive income (loss). | 48 | 56 | 48 |
| Other comprehensive income (loss), net of tax | 206 | (404) | 490 |
| Comprehensive income (loss) attributable to Nabors | (11,578) | (350,665) | (568,782) |
| Comprehensive income (loss) attributable to noncontrolling interest | 61,688 | 43,043 | 25,582 |
| Comprehensive income (loss) | $ 50,110 | $ (307,622) | $ (543,200) |

The accompanying notes are an integral part of these consolidated financial statements.

## NABORS INDUSTRIES LTD. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | (In thousands) | | |
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 49,904 | $ (307,218) | $ (543,690) |
| Adjustments to net income (loss): | | | |
| Depreciation and amortization | 645,292 | 665,072 | 693,382 |
| Deferred income tax expense (benefit) | 15,881 | 7,335 | (10,711) |
| Impairments and other charges | 8,318 | — | 72,497 |
| Amortization of debt discount and deferred financing costs | 8,735 | 8,138 | 21,359 |
| Losses (gains) on debt buyback | (25,275) | (4,119) | (13,423) |
| Losses (gains) on long-lived assets, net | 13,920 | 7,352 | 23,864 |
| Provision (recovery) of bad debt | 31 | — | (2,515) |
| Share-based compensation | 15,839 | 15,828 | 19,362 |
| Foreign currency transaction losses (gains), net | 37,286 | 6,689 | 4,800 |
| Mark-to-market (gain) loss on warrants | (54,684) | 95,909 | — |
| Net gain related to investment in Vast | (7,167) | — | — |
| Noncontrolling interest | (61,688) | (43,043) | (25,582) |
| Other | 2,396 | 869 | 1,298 |
| Changes in operating assets and liabilities, net of effects from acquisitions: | | | |
| Accounts receivable | (27,129) | (54,501) | 71,805 |
| Inventory | (19,432) | 928 | 32,037 |
| Other current assets | 11,644 | 3,690 | 14,166 |
| Other long-term assets | (1,283) | (11,196) | 17,914 |
| Trade accounts payable and accrued liabilities | (32,389) | 61,636 | 12,143 |
| Income taxes payable | 24,135 | 8,616 | 5,140 |
| Other long-term liabilities | 33,528 | 39,104 | 34,930 |
| Net cash provided by (used for) operating activities | 637,862 | 501,089 | 428,776 |
| Cash flows from investing activities: | | | |
| Purchase of investments | (38,283) | (21,116) | (14,697) |
| Capital expenditures | (540,851) | (373,445) | (234,040) |
| Proceeds from sales of assets | 14,133 | 26,713 | 124,301 |
| Other | (5,423) | (860) | 7,211 |
| Net cash (used for) provided by investing activities | (570,424) | (368,708) | (117,225) |
| Cash flows from financing activities: | | | |
| Proceeds from issuance of long-term debt | 900,000 | — | 700,000 |
| Reduction in long-term debt | (298,474) | (182,601) | (186,958) |
| Debt issuance costs | (18,310) | (3,864) | (16,339) |
| Proceeds from revolving credit facilities | 290,000 | 335,000 | 1,025,000 |
| Reduction in revolving credit facilities | (290,000) | (795,000) | (1,237,500) |
| Dividends to common and preferred shareholders | (194) | (65) | (7,380) |
| Redeemable noncontrolling interest distribution related to Sanad | — | (10,324) | (58,524) |
| Distributions to noncontrolling interest | (2,269) | (3,489) | (3,795) |
| Special purpose acquisition company redemptions by non-controlling redeemable shareholders | (286,366) | — | — |
| Sale of non-controlling interest - special purpose acquisition company | 305,000 | — | 276,000 |
| Other | (6,795) | (1,189) | (2,083) |
| Net cash (used for) provided by financing activities | 592,592 | (661,532) | 488,421 |
| Effect of exchange rate changes on cash and cash equivalents | (22,988) | (7,219) | (1,742) |
| Net increase (decrease) in cash and cash equivalents and restricted cash | 637,042 | (536,370) | 798,230 |
| Cash and cash equivalents and restricted cash, beginning of period | 737,140 | 1,273,510 | 475,280 |
| Cash and cash equivalents and restricted cash, end of period | $ 1,374,182 | $ 737,140 | $ 1,273,510 |
| | | | |
| **RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH** | | | |
| Cash and cash equivalents, beginning of period | 451,025 | 991,471 | 472,246 |
| Restricted cash, beginning of period | 286,115 | 282,039 | 3,034 |
| Cash and cash equivalents and restricted cash, beginning of period | $ 737,140 | $ 1,273,510 | $ 475,280 |
| | | | |
| Cash and cash equivalents, end of period | 1,057,487 | 451,025 | 991,471 |
| Restricted cash, end of period | 316,695 | 286,115 | 282,039 |
| Cash and cash equivalents and restricted cash, end of period | $ 1,374,182 | $ 737,140 | $ 1,273,510 |

The accompanying notes are an integral part of these consolidated financial statements.

## NABORS INDUSTRIES LTD. AND SUBSIDIARIES

### CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

| (In thousands) | Mandatory Convertible Preferred Shares — Shares | Mandatory Convertible Preferred Shares — Par Value | Common Shares — Shares | Common Shares — Par Value | Capital in Excess of Par Value | Accumulated Other Comprehensive Income | Retained Earnings (Accumulated Deficit) | Treasury Shares | Non-controlling Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|---|---|
| As of December 31, 2020 | 4,870 | $ 5 | 8,383 | $ 419 | $ 3,423,935 | $ (11,124) | $ (946,100) | $ (1,315,751) | $ 105,424 | $ 1,256,808 |
| Net income (loss) | — | — | — | — | — | — | (569,272) | — | 25,582 | (543,690) |
| PSU distribution equivalent rights | — | — | — | — | — | — | (75) | — | — | (75) |
| Dividends declared to preferred shareholders ($0.75 per share) | — | — | — | — | — | — | (3,653) | — | — | (3,653) |
| Issuance of warrants on common shares | — | — | — | — | — | — | (2,719) | — | — | (2,719) |
| Share issuance | — | — | 148 | 7 | 12,865 | — | — | — | — | 12,872 |
| Other comprehensive income (loss), net of tax | — | — | — | — | — | 490 | — | — | — | 490 |
| Share-based compensation | — | — | — | — | 19,361 | — | — | — | — | 19,361 |
| Conversion of preferred shares | (4,870) | (5) | 668 | 34 | (34) | — | — | — | — | (5) |
| Noncontrolling interest contributions (distributions) | — | — | — | — | — | — | — | — | (3,793) | (3,793) |
| Contributions and other from noncontrolling interest | — | — | — | — | — | — | — | — | 6,298 | 6,298 |
| IPO SPAC warrants to public holders, net of issuance cost | — | — | — | — | — | — | — | — | 13,480 | 13,480 |
| Deemed dividends to SPAC public shareholders | — | — | — | — | — | — | (6,724) | — | (18,709) | (25,433) |
| Accrued distribution on redeemable noncontrolling interest in subsidiary | — | — | — | — | — | — | (9,445) | — | — | (9,445) |
| Other | — | — | 96 | 6 | (1,564) | — | — | — | — | (1,558) |
| As of December 31, 2021 | — | $ — | 9,295 | $ 466 | $ 3,454,563 | $ (10,634) | $ (1,537,988) | $ (1,315,751) | $ 128,282 | $ 718,938 |
| Impact of adoption of ASU 2020-06 (Note 2) | — | — | — | — | (81,881) | — | 60,701 | — | — | (21,180) |
| As of January 1, 2022 | — | — | 9,295 | 466 | 3,372,682 | (10,634) | (1,477,287) | (1,315,751) | 128,282 | 697,758 |
| Net income (loss) | — | — | — | — | — | — | (350,261) | — | 43,043 | (307,218) |
| Warrant Exercise, net of tax | — | — | 1,051 | 52 | 152,451 | — | — | — | — | 152,503 |
| Other comprehensive income (loss), net of tax | — | — | — | — | — | (404) | — | — | — | (404) |
| Share-based compensation | — | — | — | — | 15,828 | — | — | — | — | 15,828 |
| Noncontrolling interest contributions (distributions) | — | — | — | — | — | — | — | — | (3,490) | (3,490) |
| Deemed dividends to SPAC public shareholders | — | — | — | — | — | — | (3,321) | — | — | (3,321) |
| Accrued distribution on redeemable noncontrolling interest in subsidiary | — | — | — | — | — | — | (10,324) | — | — | (10,324) |
| Other | — | — | 159 | 7 | (4,588) | — | 40 | — | — | (4,541) |
| As of December 31, 2022 | — | $ — | 10,505 | $ 525 | $ 3,536,373 | $ (11,038) | $ (1,841,153) | $ (1,315,751) | $ 167,835 | $ 536,791 |
| Net income (loss) | — | — | — | — | — | — | (11,784) | — | 61,688 | 49,904 |
| IPO Warrants to SPAC public shareholders | — | — | — | — | — | — | — | — | 3,426 | 3,426 |
| Other comprehensive income (loss), net of tax | — | — | — | — | — | 206 | — | — | — | 206 |
| Vesting of restricted stock awards, net of shares withheld for employee taxes | — | — | (50) | (2) | (7,077) | — | — | — | — | (7,079) |
| Share-based compensation | — | — | 101 | 8 | 15,839 | — | — | — | — | 15,847 |
| Noncontrolling interest contributions (distributions) | — | — | — | — | — | — | — | — | 5,237 | 5,237 |
| Deemed dividends to SPAC public shareholders | — | — | — | — | — | — | (8,638) | — | (22,790) | (31,428) |
| Accrued distribution on redeemable noncontrolling interest in subsidiary | — | — | — | — | — | — | (29,824) | — | — | (29,824) |
| Other | — | — | — | (4) | (6,239) | — | 5,173 | — | — | (1,070) |
| As of December 31, 2023 | — | $ — | 10,556 | $ 527 | $ 3,538,896 | $ (10,832) | $ (1,886,226) | $ (1,315,751) | $ 215,396 | $ 542,010 |

The accompanying notes are an integral part of these consolidated financial statements.

## Nabors Industries Ltd. and Subsidiaries

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1 Nature of Operations

Unless the context requires otherwise, references in this annual report to "we," "us," "our," "the Company," or "Nabors" mean Nabors Industries Ltd., together with our subsidiaries. References in this annual report to "Nabors Delaware" mean Nabors Industries, Inc., a wholly owned subsidiary of Nabors.

Our business is comprised of our global land-based and offshore drilling rig operations and other rig related services and technologies. We provide performance tools, directional drilling services, tubular running services and innovative technologies for our own rig fleet and those operated by third parties. In addition, we manufacture advanced drilling equipment and provide drilling rig instrumentation. Also, we have a portfolio of technologies designed to drive energy efficiency and emissions reductions for both ourselves and third-party customers.

With operations in over 15 countries, we are a global provider of drilling and drilling-related services for land-based and offshore oil and natural gas wells, with a fleet of rigs and drilling-related equipment which, as of December 31, 2023 included:

- 291 actively marketed rigs for land-based drilling operations in the United States and various countries throughout the world; and
- 28 actively marketed rigs for offshore platform drilling operations in the United States and multiple international markets.

The short- and long-term implications of the military hostilities between Russia and Ukraine, which began in early 2022, are difficult to predict at this time. We continue to actively monitor this dynamic situation. As of December 31, 2023, 0.9% of our property, plant and equipment, net was located in Russia. For the year ending December 31, 2023, 1.1% of our operating revenues was from operations in Russia. We currently have no assets or operations in Ukraine.

The consolidated financial statements and related footnotes are presented in accordance with U.S. GAAP.

### Note 2 Summary of Significant Accounting Policies

***Principles of Consolidation***

Our consolidated financial statements include the accounts of Nabors, as well as all majority owned and non-majority owned subsidiaries required to be consolidated under U.S. GAAP. All significant intercompany accounts and transactions are eliminated in consolidation.

We consolidate variable interest entities ("VIE's") when we are determined to be the primary beneficiary of a VIE. Determination of the primary beneficiary of a VIE is based on whether an entity has (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Our determination of the primary beneficiary of a VIE considers all relationships between us and the VIE. Our joint venture, SANAD, which is equally owned by Saudi Aramco and Nabors, has been consolidated. As we have the power to direct activities that most significantly impact SANAD's economic performance, including operations, maintenance and certain sourcing and procurement, we have determined Nabors to be the primary beneficiary. See Note 13—Joint Ventures. Also, as of December 31, 2023, we are the co-sponsor of a special purpose acquisition company (SPAC) and have determined it is a VIE. Nabors is the primary beneficiary of the SPAC as we have the power to direct activities, the right to receive benefits and the obligation to absorb losses. Therefore, the SPAC has been consolidated. See Note 21—Special Purpose Acquisition Companies.

***Reclassification of Prior Year Presentation***

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

### Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and various other short-term investments with original maturities of three months or less.

### Short-term Investments

Short-term investments consist primarily of held-to maturity debt securities which we have the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These debt securities are held at cost which approximates the maturity value. Also, Equity securities are included and are stated at fair value with any changes in fair value recognized in investment income (loss) in our consolidated statements of income (loss).

### Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out or weighted-average costs methods and includes the cost of materials, labor and manufacturing overhead. Inventory, which is presented net of reserves of $23.9 million and $23.0 million as of December 31, 2023 and 2022, respectively, included the following:

|  | December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
|  | (In thousands) | |
| Raw materials | $ 144,886 | $ 118,351 |
| Work-in-progress | 2,912 | 6,121 |
| Finished goods | — | 3,475 |
|  | $ 147,798 | $ 127,947 |

### Property, Plant and Equipment

Property, plant and equipment, including renewals and betterments, are stated at cost, while maintenance and repairs are expensed currently. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. We provide for the depreciation of our drilling rigs using the units-of-production method. For each day a rig is operating, we depreciate it over an approximate 4,927-day period, with the exception of our jackup rigs which are depreciated over an 8,030-day period, after provision for salvage value. For each day a rig asset is not operating, it is depreciated over an assumed depreciable life of 20 years, with the exception of our jackup rigs, where a 30-year depreciable life is used, in each case after provision for salvage value.

Depreciation on our buildings, oilfield hauling and mobile equipment, and other machinery and equipment is computed using the straight-line method over the estimated useful life of the asset after provision for salvage value (buildings—10 to 30 years; oilfield hauling and mobile equipment and other machinery and equipment—3 to 10 years). Amortization of capitalized leases is included in depreciation and amortization expense. Upon retirement or other disposal of fixed assets, the cost and related accumulated depreciation are removed from the respective property, plant and equipment accounts and any gains or losses are included in our consolidated statements of income (loss).

We review our assets for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the estimated undiscounted future cash flows are not sufficient to support the asset's recorded value, an impairment charge is recognized to the extent the carrying amount of the long-lived asset exceeds its estimated fair value. Management considers a number of factors such as estimated future cash flows from the assets, appraisals and current market value analysis in determining fair value. The determination of future cash flows requires the estimation of utilization, dayrates, operating margins, sustaining capital and remaining economic life. Such estimates can change based on market conditions, technological advances in the industry or changes in regulations governing the industry. Significant and unanticipated changes to the assumptions could result in future impairments. A significantly prolonged period of lower oil and natural gas prices could adversely affect the demand for and prices of our services, which could result in future impairment charges. As the determination of whether impairment charges should be recorded on our long-lived assets is subject to significant management judgment, and an impairment of these assets could result in a material charge on our consolidated statements of income (loss), management believes that accounting estimates related to impairment of long-lived assets are critical.

For an asset classified as held for sale, we consider the asset impaired when its carrying amount exceeds fair value less its cost to sell. Fair value is determined in the same manner as a long-lived asset that is held and used.

### Litigation and Insurance Reserves

We estimate our reserves related to litigation and insurance based on the facts and circumstances specific to the litigation and insurance claims and our past experience with similar claims. We maintain actuarially determined accruals in our consolidated balance sheets to cover self-insurance retentions. See Note 15—Commitments and Contingencies regarding self-insurance accruals. We estimate the range of our liability related to pending litigation when we believe the amount and range of loss can reasonably be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. For matters where an unfavorable outcome is reasonably possible and significant, we disclose the nature of the matter and a range of potential exposure, unless an estimate cannot be made at the time of disclosure.

### Revenue Recognition

We recognize revenues and costs on daywork contracts daily as the work progresses over the contract term. For certain contracts, we receive lump sum payments for the mobilization of rigs and other drilling equipment. We defer revenue related to mobilization periods and recognize the revenue over the term of the related drilling contract.

Costs incurred related to a mobilization period for which a contract is secured are deferred and recognized over the term of the related drilling contract. Costs incurred to relocate rigs and other drilling equipment to areas in which a contract has not been secured are expensed as incurred. We defer recognition of revenue on amounts received from customers for prepayment of services until those services are provided.

We recognize revenue for top drives and other capital equipment we manufacture upon transfer of control, which generally occurs when the product has been shipped to the customer.

We recognize, as operating revenue, proceeds from business interruption insurance claims in the period that the claim is realizable. Proceeds from casualty insurance settlements in excess of the carrying value of damaged assets are recognized in other, net in our consolidated statement of income (loss) in the period that the applicable proof of loss documentation is received. Proceeds from casualty insurance settlements that are expected to be less than the carrying value of damaged assets are recognized at the time the loss is incurred and recorded in other, net in our consolidated statement of income (loss).

We recognize reimbursements received for out of pocket expenses incurred as revenues and account for out of pocket expenses as direct costs.

### Research and Engineering

Research and engineering expenses are expensed as incurred and include costs associated with the research and development of new products and services and costs associated with sustaining engineering of existing products and services.

### Income Taxes

We are a Bermuda exempted company and are not subject to income taxes in Bermuda. On December 18, 2023, Bermuda enacted a 15% corporate income tax regime (the "Bermuda CIT") that applies to Bermuda businesses that are part of multinational enterprise groups with annual revenue of €750 million or more and is effective for tax years beginning on or after January 1, 2025. We have provided for income taxes based on the tax laws and rates in effect in the countries where we operate and earn income. The income taxes in these jurisdictions vary substantially. Our worldwide effective tax rate for financial statement purposes will continue to fluctuate from year to year due to changes in the geographic mix of pre-tax earnings.

We recognize increases to our tax reserves for uncertain tax positions along with interest and penalties as an increase to other long-term liabilities.

For U.S. and other jurisdictional income tax purposes, we have net operating loss carryforwards and other tax attributes that we are required to assess quarterly for potential valuation allowances. We consider the sufficiency of existing temporary differences and expected future earnings levels in determining the amount, if any, of valuation allowance required against such carryforwards and against deferred tax assets.

### *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the balance sheet date and the amounts of revenues and expenses recognized during the reporting period. Actual results could differ from such estimates. Areas where critical accounting estimates are made by management include:

- depreciation of property, plant and equipment;

- impairment of long-lived assets;

- impairment of goodwill and intangible assets;

- income taxes;

- litigation and self-insurance reserves; and

- fair value of assets acquired and liabilities assumed.

### *Recent Accounting Pronouncements*

*Adopted*

In August 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-06, *Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40)*.  This ASU (a) simplifies an issuer's accounting for convertible instruments by eliminating two of the three models in ASC 470-20 that require separate accounting for embedded conversion features, (b) amends diluted EPS calculations for convertible instruments by requiring the use of the if-converted method and (c) simplifies the settlement assessment entities are required to perform on contracts that can potentially settle in an entity's own equity by removing certain requirements. ASU 2020-06 was required to be adopted on January 1, 2022.  The adoption of this ASU was determined not to be material to our condensed consolidated financial statements.  Using the modified retrospective method, the adoption of this ASU resulted in a pre-tax adjustment of $27.5 million to eliminate the remaining unamortized debt discount within long-term debt on our condensed consolidated balance sheet.  Also, we recognized the cumulative effect of this change as a $60.7 million adjustment to the opening balance of retained earnings (accumulated deficit) and an $81.9 million adjustment to capital in excess of par in our condensed consolidated statement of changes in equity for the year ended December 31, 2022.

*Not Yet Adopted*

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280)*, which enhances prior reportable segment disclosure requirements in part by requiring entities to disclose significant expenses related to their reportable segments that are regularly provided to the chief operation decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items to reconcile to segment profit or loss. The guidance also requires disclosure of the CODM's  position for each segment and detail of how the CODM uses financial reporting to access their segment's performance.  The new guidance is effective for fiscal years beginning after December 15, 2023. We are currently evaluating the impact of this accounting standard update on our financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvement to Income Tax Disclosures,* to enhance the transparency and decision usefulness of income tax disclosures. This provides qualitative and quantitative updates to the rate reconciliation and income taxes paid disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. The new guidance is effective for fiscal years beginning after December 15, 2024. We are currently evaluating the impact of this accounting standard update on our financial statements and related disclosures.

We consider the applicability and impact of all ASUs. We assessed ASUs not listed above and determined that they either were not applicable or do not have a material impact on our financial statements.

## Note 3 Impairments and Other Charges

The components of impairments and other charges are provided below:

|  | Year Ended December 31, 2021 |
| --- | --- |
|  | (in thousands) |
| Canada Drilling | $ 58,545 |
| International Drilling | 215 |
| Rig Technologies | 418 |
| Severance and transaction related costs | 6,228 |
| Other assets | 1,325 |
| Total | $ 66,731 |

We review our assets for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If the estimated undiscounted future cash flows are not sufficient to support an asset's recorded value, an impairment charge is recognized to the extent the carrying amount of the long-lived asset exceeds its estimated fair value. In determining an asset's fair value, management considers a number of factors, such as estimated future cash flows from the asset, appraisals, and current market value analysis. The determination of future cash flows requires the estimation of utilization, dayrates, operating margins, sustaining capital and remaining economic life. Such estimates can change based on market conditions, technological advances in the industry or changes in regulations governing the industry. A significantly prolonged period of lower oil and natural gas prices could continue to adversely affect the demand for and prices of our services, which could result in future impairment charges.

## For the year ended December 31, 2021

### *Canada Drilling*

During 2021, we recognized an impairment of $58.5 million related to the sale of the Canada Drilling assets in July 2021. See Note 5—Acquisitions and Dispositions for additional details.

### *Severance and transaction related costs*

During 2021, we recognized charges of $6.2 million due to severance and reorganization costs from ongoing cost cutting and consolidation measures that we enacted in response to the challenging industry environment.

## Note 4 Accounts Receivable Purchase and Sales Agreements

The Company has entered into an accounts receivable sales agreement (the "A/R Sales Agreement") and an accounts receivable purchase agreement (the "A/R Purchase Agreement," and, together with the A/R Sales Agreement, the "A/R Agreements"). As part of the A/R Agreements, the Company continuously sells designated eligible pools of receivables as they are originated by it and certain U.S. subsidiaries to a separate, bankruptcy-remote, special purpose entity ("SPE") pursuant to the A/R Sales Agreement. Pursuant to the A/R Purchase Agreement, the SPE in turn sells, transfers, conveys and assigns to unaffiliated third party financial institutions (the "Purchasers") all the rights, title and interest in and to its pool of eligible receivables (the "Eligible Receivables"). The sale of the Eligible Receivables qualifies for sale accounting treatment in accordance with ASC 860 – Transfers and Servicing. During the period of this program, cash receipts from the Purchasers at the time of the sale are classified as operating activities in our consolidated statement of cash flows and the associated receivables are derecognized from the Company's consolidated balance sheet at the time of the sale. The remaining receivables held by the SPE were pledged to secure the collectability of the sold Eligible Receivables. Subsequent collections on the pledged receivables, which have not been sold, will be classified as operating cash flows in our consolidated statement of cash flows at the time of collection. The amount of receivables pledged as collateral as of December 31, 2023 and December 31, 2022 is approximately $67.0 million and $62.3 million, respectively.

In July 2021, we entered into the First Amendment to the A/R Purchase Agreement (the "First Amendment"), which reduced the commitments of the third-party financial institutions (the "Purchasers") from $250 million to $150 million and extended the term of the agreements by two years, to August 13, 2023.

In June 2022, we entered into the Third Amendment to the A/R Purchase Agreement which extended the term of the A/R Purchase Agreement to August 13, 2024 and increased the commitments of the Purchasers under the A/R Purchase Agreement from $150 million to $250 million. Subject to Purchaser approval, the commitments of the Purchasers may be increased to $300 million.

The amount available for sale to the Purchasers under the A/R Purchase Agreement fluctuates over time based on the total amount of Eligible Receivables generated during the normal course of business after excluding excess concentrations and certain other ineligible receivables. As of December 31, 2023, approximately $145.0 million had been sold to and as yet uncollected by the Purchasers. As of December 31, 2022, the corresponding number was approximately $208.0 million.

**Note 5 Acquisitions and Dispositions**

In July 2021, we closed on the sale of our Canada Drilling segment assets for approximately $94.0 million. These assets included our fleet of land-based drilling rigs and related equipment and property. This transaction did not represent a strategic shift in our operations and will not have a major effect on our operations and financial results going forward.

**Note 6 Fair Value Measurements**

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable. We primarily apply the market approach for recurring fair value measurements and endeavor to utilize the best information available. Accordingly, we employ valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The use of unobservable inputs is intended to allow for fair value determinations in situations where there is little, if any, market activity for the asset or liability at the measurement date. We are able to classify fair value balances utilizing a fair value hierarchy based on the observability of those inputs.

Under the fair value hierarchy:

- Level 1 measurements include unadjusted quoted market prices for identical assets or liabilities in an active market;

- Level 2 measurements include quoted market prices for identical assets or liabilities in an active market that have been adjusted for items such as effects of restrictions for transferability and those that are not quoted but are observable through corroboration with observable market data, including quoted market prices for similar assets; and

- Level 3 measurements include those that are unobservable and of a subjective nature.

### *Recurring Fair Value Measurements*

Our financial assets that are accounted for at fair value on a recurring basis as of December 31, 2023 and 2022 consisted of restricted cash held in trust and short-term investments. During 2023, there were no transfers of our financial assets between Level 1 and Level 2 measures. Our financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of December 31, 2023 and 2022, our restricted cash held in trust was carried at fair market value and totaled $315.5 million and $284.8 million, respectively, and our short-term investments was primarily held at cost and totaled $12.7 million and $1.3 million, respectively. Both accounts consisted of Level 1 measurements. No material Level 2 or Level 3 measurements existed for our financial assets for any of the periods presented.

Our financial liabilities that are accounted for at fair value on a recurring basis as of December 31, 2023 consisted of the Warrants and are included in other long-term liabilities in the accompanying consolidated financial statements. The Warrants were carried at fair market value using their trading price and totaled $25.9 million and $80.9 million as of December 31, 2023 and 2022, respectively.

### *Nonrecurring Fair Value Measurements*

We apply fair value measurements to our nonfinancial assets and liabilities measured on a nonrecurring basis, which consist of measurements primarily to assets held-for-sale, goodwill, intangible assets, equity method investments and other long-lived assets and assets acquired and liabilities assumed in a business combination. Based upon our review of the fair value hierarchy, the inputs used in these fair value measurements generally include Level 3 inputs, but could include Leve 1 and 2 inputs.

### *Fair Value of Debt Instruments*

We estimate the fair value of our debt instruments in accordance with U.S. GAAP. The fair value of our long-term debt and revolving credit facilities is estimated based on quoted market prices or prices quoted from third-party financial institutions, thus a Level 2 measurement. The carrying and fair values of these liabilities were as follows:

| | As of December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2023** | | | **2022** | | |
| | **Effective Interest Rate** | **Carrying Value** | **Fair Value** | **Effective Interest Rate** | **Carrying Value** | **Fair Value** |
| | **(In thousands)** | | | | | |
| 5.10% senior notes due September 2023 | — % | $ — | $ — | 5.46 % | $ 52,004 | $ 51,354 |
| 0.75% senior exchangeable notes due January 2024 | 0.84 % | 155,529 | 154,989 | 0.97 % | 177,005 | 164,898 |
| 5.75% senior notes due February 2025 | 5.97 % | 474,092 | 474,120 | 6.02 % | 474,092 | 454,773 |
| 9.00% senior priority guaranteed notes due February 2025 | — % | — | — | 9.00 % | 209,384 | 213,507 |
| 7.25% senior guaranteed notes due January 2026 | 7.53 % | 555,902 | 535,328 | 7.52 % | 557,902 | 529,432 |
| 7.375% senior priority guaranteed notes due May 2027 | 7.72 % | 700,000 | 687,526 | 7.74 % | 700,000 | 686,686 |
| 7.50% senior guaranteed notes due January 2028 | 7.69 % | 389,609 | 334,090 | 7.70 % | 389,609 | 354,400 |
| 1.75% senior exchangeable notes due June 2029 | 2.26 % | 250,000 | 185,383 | — % | — | — |
| 9.125% senior priority guaranteed notes due January 2030 | 9.40 % | 650,000 | 656,871 | — % | — | — |
| | | $ 3,175,132 | $ 3,028,307 | | $ 2,559,996 | $ 2,455,050 |
| Less: current portion | | 629,621 | | | — | |
| Less: deferred financing costs | | 33,992 | | | 22,456 | |
| | | $ 2,511,519 | | | $ 2,537,540 | |

The fair values of our cash equivalents, trade receivables and trade payables approximate their carrying values due to the short-term nature of these instruments.

**Note 7 Share-Based Compensation**

Total share-based compensation expense, which includes stock options and restricted shares, was $15.8 million, $15.8 million and $19.2 million for 2023, 2022 and 2021, respectively. Compensation expense related to awards of restricted shares totaled $15.8 million, $15.8 million and $19.1 million 2023, 2022 and 2021, respectively, which is included in general and administrative and research and engineering expenses in our consolidated statements of income (loss). Share-based compensation expense has been allocated to our various reportable segments. See Note 18—Segment Information.

In addition to the time-based restricted stock share-based awards, historically we have provided two types of performance share awards: the first, based on our performance measured against pre-determined performance metrics ("Performance Shares") and the second, based on market conditions measured against a predetermined peer group ("TSR Shares").

In 2020, under the Amended and Restated 2016 Stock Plan, the company introduced new Performance-Based Restricted Stock Units ("PSUs") to move away from Performance Shares. PSUs are granted at the beginning of the one-year performance period and they are earned at the end of the same period, depending on performance.

*Stock Option Plans*

As of December 31, 2023, we had several stock plans under which options to purchase our common shares could be granted to key officers, directors and managerial employees of Nabors and its subsidiaries. Options granted under the plans have fair market value on the date of the grant. Options granted under the plans generally are exercisable in varying cumulative periodic installments after one year. In the case of certain key executives and directors, options granted may vest immediately on the grant date. Options granted under the plans expire ten years from the date of grant. There are approximately 0.4 million common shares available for issuance in the form of either restricted shares or stock options, under these plans as of December 31, 2023.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model which uses assumptions for the risk-free interest rate, volatility, dividend yield and the expected term of the options. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period equal to the expected term of the option. Expected volatilities are based on implied volatilities from traded options on Nabors' common shares, historical volatility of Nabors' common shares, and other factors. We use historical data to estimate the expected term of the options and employee terminations within the option-pricing model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of the options represents the period of time that the options granted are expected to be outstanding.

Stock option transactions under our various stock-based employee compensation plans are presented below:

| Options | Shares | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | (In thousands, except exercise price and term) | | | |
| Options outstanding as of December 31, 2022 | 16 | $ 391.76 | | |
| Expired | — | 817.91 | | |
| Options outstanding as of December 31, 2023 | 16 | $ 362.76 | 4.22 years | $ — |
| Options exercisable as of December 31, 2023 | 16 | $ 362.76 | 4.22 years | $ — |

During 2021, we awarded options vesting immediately to purchase 963 of our common stock to certain of our directors. During 2022, we awarded options vesting immediately to purchase 1,056 of our common stock to certain of our directors. No stock options were awarded during 2023. There were no unvested options outstanding at the end of 2021, 2022 or 2023.

The fair value of stock options granted during 2022 and 2021 was calculated using the Black-Scholes option pricing model and the following weighted-average assumptions:

|  | 2022 | 2021 |
|---|---|---|
| Weighted average fair value of options granted | $ 111.23 | $ 72.69 |
| Weighted average risk free interest rate | 3.69 % | 0.72 % |
| Dividend yield | 0.00 % | 0.00 % |
| Volatility (1) | 111.5 % | 102.5 % |
| Expected life (in years) | 4.0 | 4.0 |

(1) Expected volatilities are based on implied volatilities from publicly traded options to purchase Nabors' common shares, historical volatility of Nabors' common shares and other factors.

There were no options exercised during 2023, 2022 or 2021. The total fair value of options that vested during the years ended December 31, 2022 and 2021 was $0.2 million and $0.1 million, respectively.

### *Restricted Shares*

Our stock plans allow grants of restricted shares. Restricted shares are issued on the grant date but cannot be sold or transferred. Restricted share values are based on stock value at grant date. Restricted shares vest in varying periodic installments ranging up to four years.

A summary of our restricted shares as of December 31, 2023, and the changes during the year then ended, is presented below:

| Restricted shares | Outstanding | Weighted-Average Grant-Date Fair Value |
|---|---|---|
|  | (In thousands, except fair value) | |
| Unvested as of December 31, 2022 | 163 | $ 126.26 |
| Granted | 103 | 160.49 |
| Vested | (62) | 135.53 |
| Forfeited | (19) | 142.76 |
| Unvested as of December 31, 2023 | 185 | $ 140.56 |

During 2023, 2022 and 2021, we awarded 103,465, 112,203 and 82,722 restricted shares, respectively, to our employees and directors. These awards had an aggregate value at their date of grant of $16.6 million, $14.8 million and $8.7 million, respectively, and were scheduled to vest over a period of up to four years. The fair value of restricted shares that vested during 2023, 2022 and 2021 was $8.4 million, $6.3 million and $2.5 million, respectively.

As of December 31, 2023, there was $18.5 million of total future compensation cost related to unvested restricted share awards that are expected to vest. That cost is expected to be recognized over a weighted-average period of 2.52 years.

### *Restricted Shares Based on Performance Conditions*

The Performance Share awards granted were based upon achievement of specific financial or operational objectives. During January 2020, we awarded 59,490 restricted shares with an aggregate fair value at their date of grant of $8.8 million. The number of shares granted was determined by the percentage of performance goals achieved during fiscal year 2020 vesting over a period of three years to some of our executives.

65

The following table sets forth information regarding outstanding restricted shares based on performance conditions as of December 31, 2023:

| Performance based restricted shares | Outstanding | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| | (In thousands, except fair value) | |
| Outstanding as of December 31, 2022 | 20 | $ 148.00 |
| Vested | (20) | 148.00 |
| Outstanding as of December 31, 2023 | — | $ — |

During 2023, 2022 and 2021, we granted awards to certain of our executive officers covering a total of 60,633, 49,065 and 95,902 PSUs, respectively. The number of earned PSUs that ultimately vest over three years, following conclusion of the performance period, is determined based upon on achievement of specific financial or operational goals. The number of PSUs that can be earned, range from a minimum of 30% of the PSU awards to a maximum of 200%, of the PSUs granted.

The following table sets forth information regarding outstanding PSUs based on performance conditions as of December 31, 2023:

| Restricted Stock Units | Outstanding | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| | (In thousands, except fair value) | |
| Outstanding as of December 31, 2022 | 113 | $ 85.31 |
| Granted | 61 | 121.61 |
| Vested | (59) | 96.85 |
| Forfeited | (12) | 146.36 |
| Outstanding as of December 31, 2023 | 103 | $ 92.84 |

### *Restricted Shares Based on Market Conditions*

During 2023, 2022 and 2021, we granted awards for 29,621, 47,622 and 61,997 TSR Shares, respectively, which are equity classified awards and will vest on our performance compared to our peer group over a three-year period. These awards had an aggregate fair value at their date of grant of $2.5 million, $2.3 million and $2.2 million, respectively, after consideration of all assumptions.

The grant date fair value of these awards was based on a Monte Carlo model, using the following assumptions:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Risk free interest rate | 4.13 % | 1.03 % | 0.18 % |
| Expected volatility | 94.00 % | 92.00 % | 108.00 % |
| Closing stock price at grant date | $154.87 | $ 81.09 | $ 60.62 |
| Expected term (in years) | 3.0 | 3.0 | 3.0 |

The following table sets forth information regarding outstanding restricted shares based on market conditions as of December 31, 2023:

| Market based restricted shares | Outstanding | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| | (In thousands, except fair value) | |
| Outstanding as of December 31, 2022 | 133 | $ 53.03 |
| Granted | 30 | 92.35 |
| Vested | (13) | 111.00 |
| Forfeited | (73) | 45.58 |
| Outstanding as of December 31, 2023 | 77 | $ 65.62 |

As of December 31, 2023, there was $2.6 million of total future compensation cost related to unvested TSR Share awards. The TSR Shares will amortize over a weighted average remaining period of 1.71 years.

**Note 8 Property, Plant and Equipment**

The major components of our property, plant and equipment are as follows:

|  | December 31, | |
|---|---|---|
|  | 2023 | 2022 |
|  | (In thousands) | |
| Land | $ 32,074 | $ 22,672 |
| Buildings | 140,330 | 134,063 |
| Drilling rigs and related equipment | 11,959,989 | 11,722,404 |
| Oilfield hauling and mobile equipment | 233,920 | 233,708 |
| Other machinery and equipment | 237,567 | 216,233 |
|  | $ 12,603,880 | $ 12,329,080 |
| Less: accumulated depreciation and amortization | (9,705,152) | (9,302,980) |
|  | $ 2,898,728 | $ 3,026,100 |

Depreciation expense included in depreciation and amortization expense in our consolidated statements of income (loss) totaled $644.9 million, $663.1 million and $689.2 million during 2023, 2022 and 2021, respectively.

Repair and maintenance expense included in direct costs in our consolidated statements of income (loss) totaled $228.2 million, $202.5 million and $153.9 million during 2023, 2022 and 2021, respectively.

**Note 9 Financial Instruments and Risk Concentration**

We may be exposed to certain market risks arising from the use of financial instruments in the ordinary course of business. These risks arise primarily as a result of potential changes in the fair market value of financial instruments that would result from adverse fluctuations in foreign currency exchange rates, credit risk, interest rates, and marketable and non-marketable security prices as discussed below.

*Foreign Currency Risk*

We operate in a number of international areas and are involved in transactions denominated in currencies other than U.S. dollars, which exposes us to foreign exchange rate risk or foreign currency devaluation risk. The most significant exposures arise in connection with our operations in Latin America, which usually are substantially unhedged.

We have experienced certain risks specific to our operations in Argentina. Argentina's economy is currently considered highly inflationary under U.S. GAAP, which is defined as cumulative inflation rates exceeding 100% in the most recent three-year period based on inflation data published by the respective governments.

At various times, we utilize local currency borrowings (foreign-currency-denominated debt), the payment structure of customer contracts and foreign exchange contracts to selectively hedge our exposure to exchange rate fluctuations in connection with monetary assets, liabilities, cash flows and commitments denominated in certain foreign currencies. A foreign exchange contract is a foreign currency transaction, defined as an agreement to exchange different currencies at a given future date and at a specified rate.

*Credit Risk*

Our financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents, short-term and long-term investments and accounts receivable. Cash equivalents such as deposits and temporary cash investments are held by major banks or investment firms. Our short-term and long-term investments are managed within established guidelines that limit the amounts that may be invested with any one issuer and provide guidance as to issuer credit quality. We believe that the credit risk in our cash and investment portfolio is minimized as a result of the mix of our investments. In addition, our trade receivables are with a variety of U.S., international and non- U.S. national oil and gas companies.

As of December 31, 2023, approximately 29% and 18% of our net accounts receivable balance was related to our operations in Saudi Arabia and Mexico, respectively. Management considers this credit risk to be limited due to the financial resources of our customers in these countries. We perform ongoing credit evaluations of our customers, and we generally do not require material collateral. We do occasionally require prepayment of amounts from customers whose creditworthiness is in question prior to providing services to them. We maintain reserves for potential credit losses, and these losses historically have been within management's expectations.

### *Interest Rate and Marketable and Non-marketable Security Price Risk*

Our financial instruments that are potentially sensitive to changes in interest rates include our floating rate debt instruments comprised of the 2022 Credit Agreement and our fixed rate debt securities comprised of our 5.75% senior notes, 0.75% and 1.75% senior exchangeable notes, 7.25% and 7.50% senior guaranteed notes and 7.375% and 9.125% senior priority guaranteed notes.

We may utilize derivative financial instruments that are intended to manage our exposure to interest rate risks. The use of derivative financial instruments could expose us to further credit risk and market risk. Credit risk in this context is the failure of a counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty would owe us, which can create credit risk for us. When the fair value of a derivative contract is negative, we would owe the counterparty, and therefore, we would not be exposed to credit risk. We attempt to minimize credit risk in derivative instruments by entering into transactions with major financial institutions that have a significant asset base. Market risk related to derivatives is the adverse effect on the value of a financial instrument that results from changes in interest rates. We try to manage market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the type and degree of market risk that we undertake.

### Note 10 Debt

Debt consisted of the following:

| | As of December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| | (In thousands) | |
| 5.10% senior notes due September 2023 (1) | $ — | $ 52,004 |
| 0.75% senior exchangeable notes due January 2024 (2) | 155,529 | 177,005 |
| 5.75% senior notes due February 2025 (2) | 474,092 | 474,092 |
| 9.00% senior priority guaranteed notes due February 2025 | — | 209,384 |
| 7.25% senior guaranteed notes due January 2026 | 555,902 | 557,902 |
| 7.375% senior priority guaranteed notes due May 2027 | 700,000 | 700,000 |
| 7.50% senior guaranteed notes due January 2028 | 389,609 | 389,609 |
| 1.75% senior exchangeable notes due June 2029 | 250,000 | — |
| 9.125% senior priority guaranteed notes due January 2030 | 650,000 | — |
| | $ 3,175,132 | $ 2,559,996 |
| Less: current portion | 629,621 | — |
| Less: deferred financing costs | 33,992 | 22,456 |
| Long-term debt | $ 2,511,519 | $ 2,537,540 |

(1) The 5.10% senior notes due September 2023 were classified as long-term as of December 31, 2022 because we had the ability and intent to refinance this obligation utilizing our 2022 Credit Agreement.

(2) Remaining outstanding aggregate principal balance repaid in January 2024.

As of December 31, 2023, the principal amount and maturities of our primary debt for each of the five years following 2023 and thereafter are as follows:

|  | Paid at Maturity (In thousands) |
| --- | --- |
| 2024 | $ 629,621 (1) |
| 2025 | — |
| 2026 | 555,902 (2) |
| 2027 | 700,000 (3) |
| 2028 | 389,609 (4) |
| Thereafter | 900,000 (5) |
|  | $ 3,175,132 |

(1) Represents our 0.75% senior exchangeable notes due January 2024 and our 5.75% senior notes due February 2025 as a redemption notice for the 5.75% senior notes due February 2025 was issued December 14, 2023.

(2) Represents our 7.25% senior notes due January 2026 and our 2022 credit agreement.

(3) Represents our 7.375% senior priority guaranteed notes due May 2027.

(4) Represents our 7.50% senior notes due January 2028.

(5) Represents our 1.75% senior exchangeable notes due June 2029 and our 9.125% senior priority guaranteed notes due January 2030.

Nabors Delaware's fixed rate 5.75% senior unsecured notes are fully and unconditionally guaranteed by us. The notes rank equal in right of payment to all Nabors Delaware's existing and future senior unsubordinated debt. The notes rank senior in right of payment to all Nabors Delaware's existing and future senior subordinated and subordinated debt, if any. Our guarantee of the notes is unsecured and ranks equal in right of payment to all our unsecured and unsubordinated indebtedness from time to time outstanding. The notes are subject to redemption by Nabors Delaware, in whole or in part, at any time generally at a redemption price equal to the greater of (i) 100% of the principal amount of the notes then outstanding to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest, determined in the manner set forth in the applicable indenture. In the event of a change in control triggering event, as defined in the indenture, the holders of notes may require Nabors Delaware to purchase all or any part of each note in cash equal to 101% of the principal amount plus accrued and unpaid interest, if any, to the date of purchase, except to the extent Nabors Delaware has previously exercised its right to redeem the notes. The notes have customary covenants, including limitations on the incurrence of liens and entering into sale and leaseback transactions as well as customary events of default.

During 2023, 2022 and 2021, we repurchased $232.9 million, $99.3 million and $105.9 million aggregate principal amount of outstanding Nabors Delaware's notes for approximately $238.8 million, $98.5 million and $93.8 million, respectively, in cash, reflecting principal, accrued and unpaid interest. In June 2023, the remaining balance of the 5.10% senior notes due September 2023 of $52.1 million was fully redeemed. During the year ended December 31, 2022, $131.7 million in maturity value of our notes were tendered by warrant holders, and retired, in connection with exercises of the common stock warrants, the remaining outstanding aggregate principal balance of the 6.5% senior priority guaranteed notes due February 2025 of $50.5 million was repaid and the remaining outstanding aggregate principal balance of the 5.50% senior notes due January 2023 of $19.7 million was repaid. In connection with our repurchases, during 2023, 2022 and 2021, we recognized a net gain of approximately $25.3 million, $4.6 million and $13.4 million, respectively. $24.5 million of the gain recognized in 2023 was related to accrued interest for the 9.00% senior priority guaranteed notes due February 2025 accounted for in accordance with ASC 470-60, Troubled Debt Restructuring by Debtors. On December 14, 2023, we issued a redemption notice for the remaining principal of the 5.75% Senior Notes due 2025.

### 9.125% Senior Priority Guaranteed Notes due January 2030

In November 2023, Nabors issued $650.0 million in aggregate principal amount of 9.125% senior priority guaranteed notes, which are fully and unconditionally guaranteed by Nabors and certain of Nabors' indirect wholly-owned subsidiaries.  Interest on the notes is payable January 31 and July 31 of each year.  As of December 31, 2023, there was $650.0 million in aggregate principal amount that remained outstanding. The notes have a maturity date of January 31, 2030.

### 1.75% Senior Exchangeable Notes Due June 2029

In February 2023, Nabors Delaware issued $250.0 million in aggregate principal amount of 1.75% senior exchangeable notes due 2029, which are fully and unconditionally guaranteed by Nabors. The notes bear interest at a rate of 1.75% per year payable semiannually on June 15 and December 15 of each year, beginning on December 15, 2023. As of December 31, 2023, there was $250.0 million in aggregate principal amount that remained outstanding.

The 1.75% exchangeable notes are exchangeable, only under certain conditions, at an exchange rate of 4.7056 common shares of Nabors per $1,000 principal amount of exchangeable notes (equivalent to an exchange price of approximately $212.51 per common share). Upon any exchange, Nabors will settle its exchange obligation in cash, common shares of Nabors, or a combination of cash and common shares, at our election. The 1.75% exchangeable notes are redeemable, in whole or in part, at our option at any time on or after June 15, 2026 only if the last reported sale price per common shares exceed 130% of the exchange price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading days immediately before the date of the related redemption notice; and (2) the trading day immediately before we send such notice, at a cash redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest.  If a "fundamental change" (as defined in the Indenture) occurs, subject to certain conditions, holders may require us to repurchase for cash any or all of their 1.75% exchangeable notes at a repurchase price equal to 100% of the principal amount of the 1.75% exchangeable notes to be repurchased, plus accrued and unpaid interest. Based on our assessment of the features of the 1.75% exchangeable notes, it was determined that there are features that need to be assessed for bifurcation as a derivative. As part of the assessment, the features were either not required to be bifurcated based on accounting guidance or would have no value if bifurcated.

### 0.75% Senior Exchangeable Notes Due January 2024

In January 2017, Nabors Delaware issued $575.0 million in aggregate principal amount of 0.75% exchangeable senior unsecured notes due 2024, which are fully and unconditionally guaranteed by Nabors. The notes bear interest at a rate of 0.75% per year payable semiannually on January 15 and July 15 of each year, beginning on July 15, 2017.  As of December 31, 2023, there was approximately $155.5 million in aggregate principal amount that remained outstanding which was paid at maturity on January 16, 2024.

### 2022 Credit Agreement

On January 21, 2022, Nabors Delaware entered into a revolving credit agreement between Nabors Delaware, the guarantors from time to time party thereto, the issuing banks (the "Issuing Banks") and other lenders party thereto (the "Lenders") and Citibank, N.A., as administrative agent (the "2022 Credit Agreement"). Under the 2022 Credit Agreement, the Lenders have committed to provide to Nabors Delaware up to an aggregate principal amount at any time outstanding not in excess of $350.0 million (with an accordion feature for an additional $100.0 million, subject to lender approval) under a secured revolving credit facility, including sub-facilities provided by certain of the Lenders for letters of credit in an aggregate principal amount at any time outstanding not in excess of $100.0 million.

The 2022 Credit Agreement permits the incurrence of additional indebtedness secured by liens, which may include liens on the collateral securing the facility, in an amount up to $150.0 million as well as a grower basket for term loans in an amount not to exceed $100.0 million secured by liens not on the collateral.  The Company is required to maintain an interest coverage ratio (EBITDA/interest expense) of 2.50:1:00, which increases to 2.75:1:00 by June 30, 2024 and a minimum guarantor value, requiring the guarantors (other than the Company) and their subsidiaries to own at least 90% of the consolidated property, plant and equipment of the Company.  The facility matures on the earlier of (a) January 21, 2026 and (b) to the extent any principal amount of Nabors Delaware's existing 5.75% senior notes due 2025 remains outstanding on the date that is 90 days prior to the applicable maturity date for such indebtedness, then such 90[th] day.

Additionally, the Company is subject to covenants, which are subject to certain exceptions and include, among others, (a) a covenant restricting our ability to incur liens (subject to the additional liens basket of up to $150.0 million), (b) a covenant restricting its ability to pay dividends or make other distributions with respect to its capital stock and to repurchase certain indebtedness and (c) a covenant restricting the ability of the Company's subsidiaries to incur debt (subject to the grower basket of up to $100.0 million).  The agreement also includes a collateral coverage requirement that the collateral rig fair value is to be no less than the collateral coverage threshold, as defined in the agreement.  This requirement includes an independent appraisal report to be delivered every 6 months following the closing date.

As of December 31, 2023, we had no borrowings and $47.8 million of letters of credit outstanding under our 2022 Credit Agreement.  The weighted average interest rate on borrowings under the 2022 Credit Agreement at December 31, 2023 was 8.09%. In order to make any future borrowings under the 2022 Credit Agreement, Nabors and certain of its wholly owned subsidiaries are subject to compliance with the conditions and covenants contained therein, including compliance with applicable financial ratios.

As of the date of this report, we were in compliance with all covenants under the 2022 Credit Agreement.  We expect to remain in compliance with all covenants under the 2022 Credit Agreement during the twelve month period following the date of this report based on our current operational and financial projections. However, we can make no assurance of continued compliance if our current projections or material underlying assumptions prove to be incorrect. If we fail to comply with the covenants, the revolving credit commitment could be terminated, and any outstanding borrowings under the facility could be declared immediately due and payable.

***Letters of Credit***

We had 8 letter-of-credit facilities with various banks as of December 31, 2023. Availability and borrowings under our letter-of-credit facilities are as follows:

|  | December 31, 2023 |
| --- | --- |
|  | (In thousands) |
| Credit available | $ 313,667 |
| Less: Letters of credit outstanding, inclusive of financial and performance guarantees | 114,937 |
| Remaining availability | $ 198,730 |

**Note 11 Income Taxes**

Income (loss) from continuing operations before income taxes consisted of the following:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| **United States and Other Jurisdictions** | **2023** | **2022** | **2021** |
| | (In thousands) | | |
| United States | $ 215,306 | $ (19,820) | $ (153,243) |
| Other jurisdictions | (86,182) | (225,862) | (334,846) |
| Income (loss) from continuing operations before income taxes | $ 129,124 | $ (245,682) | $ (488,089) |

Income tax expense (benefit) from continuing operations consisted of the following:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| | (In thousands) | | |
| Current: | | | |
| U.S. federal | $ 4,783 | $ 1,320 | $ (1,905) |
| Outside the U.S. | 55,769 | 48,837 | 60,318 |
| State | 2,787 | 4,042 | 7,914 |
| | $ 63,339 | $ 54,199 | $ 66,327 |
| Deferred: | | | |
| U.S. federal | $ 16,886 | $ 681 | $ (4,669) |
| Outside the U.S. | (1,898) | (241) | (3,608) |
| State | 893 | 6,897 | (2,429) |
| | $ 15,881 | $ 7,337 | $ (10,706) |
| Income tax expense (benefit) | $ 79,220 | $ 61,536 | $ 55,621 |

71

A reconciliation of our statutory tax rate to our worldwide effective tax rate consists of the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | (In thousands) | | |
| Income tax provision at statutory (Bermuda rate of 0%) | $ — | $ — | $ — |
| Taxes (benefit) on U.S. and other international earnings (losses) at greater than the Bermuda rate | 74,581 | 25,685 | 23,395 |
| Increase (decrease) in valuation allowance | 22,533 | 43,060 | 8,276 |
| Impact of foreign exchange rates | (28,484) | (32,108) | — |
| Prior year adjustments to provision | (3,513) | 15,959 | — |
| Uncertain tax positions | 5,854 | 2,080 | 26,266 |
| Audit settlements | 12,464 | — | — |
| State income taxes (benefit) | 3,838 | 266 | (2,316) |
| Other | (8,053) | 6,594 | — |
| Income tax expense (benefit) | $ 79,220 | $ 61,536 | $ 55,621 |
| Effective tax rate | 61.4% | (25.0%) | (11.4%) |

Our worldwide income tax expense for 2023 was $79.2 million compared to $61.5 million for 2022. The increase in tax expense was primarily attributable to changes in the operating income and the geographic mix of our pre-tax earnings (losses) in the jurisdictions in which we operate.

The components of our net deferred taxes consisted of the following:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| | (In thousands) | |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 4,004,602 | $ 3,878,344 |
| Tax credit and other attribute carryforwards | 86,896 | 84,812 |
| Accrued interest | 19,311 | 13,302 |
| Property, plant and equipment | — | 20,431 |
| Other | 106,520 | 100,316 |
| Subtotal | 4,217,329 | 4,097,205 |
| Valuation allowance | (3,962,200) | (3,839,885) |
| Deferred tax assets: | $ 255,129 | $ 257,320 |
| Deferred tax liabilities: | | |
| Property, plant and equipment | $ 15,181 | $ — |
| Other | 2,443 | 2,858 |
| Deferred tax liability | $ 17,624 | $ 2,858 |
| Net deferred tax assets (liabilities) | $ 237,505 | $ 254,462 |
| Balance Sheet Summary: | | |
| Net noncurrent deferred tax asset | $ 238,871 | $ 257,320 |
| Net noncurrent deferred tax liability | (1,366) | (2,858) |
| Net deferred tax asset (liability) | $ 237,505 | $ 254,462 |

As of December 31, 2023, we had federal, state, and foreign net operating loss ("NOL") carryforwards of approximately $588.9 million, $788.1 million and $16.1 billion, respectively. Of those amounts, $7.9 billion will expire between 2024 and 2044 if not utilized. We provide a valuation allowance against NOL carryforwards in various tax jurisdictions based on our consideration of existing temporary differences and expected future earning levels in those jurisdictions. A valuation allowance of approximately $3.9 billion as of December 31, 2023 has been recognized related to certain NOL carryforwards as we believe it is more likely than not that the benefit of these NOL carryforwards will not be realized.

The following is a reconciliation of our uncertain tax positions:

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
|  | (In thousands) | | |
| Balance as of January 1 | $ 45,452 | $ 45,988 | $ 26,704 |
| Additions for tax positions of prior years | 2,207 | 806 | 19,760 |
| Reductions for tax positions for prior years | (256) | (1,342) | (476) |
| Settlements | (13,387) | — | — |
| Balance as of December 31 | $ 34,016 | $ 45,452 | $ 45,988 |

If the unrecognized tax benefits of $34.0 million are realized, this would favorably impact the worldwide effective tax rate. As of December 31, 2023, 2022 and 2021, we had approximately $11.1 million, $17.0 million and $14.4 million, respectively, of interest and penalties related to uncertain tax positions. During 2023, 2022 and 2021, we accrued and recognized estimated interest and penalties related to uncertain tax positions of approximately $(6.0) million, $2.6 million and $6.9 million, respectively. During the fourth quarter of 2023, we settled tax audits for which we had accrued an uncertain tax position of $13.4 million and interest and penalties of $9.9 million. Upon settlement, we reversed the uncertain tax position accrual and related interest and penalties. We include potential interest and penalties related to uncertain tax positions within our global operations in the income tax expense (benefit) line item in our consolidated statements of income (loss).

It is reasonably possible that our existing liabilities related to our reserve for uncertain tax positions may increase or decrease in the next twelve months primarily due to the completion of open audits or the expiration of statutes of limitation. However, we cannot reasonably estimate a range of changes in our existing liabilities due to various uncertainties, such as the unresolved nature of various audits.

We conduct business globally and, as a result, we file numerous income tax returns in the U.S. and non-U.S. jurisdictions. In the normal course of business we are subject to examination by taxing authorities throughout the world, including major jurisdictions such as Colombia, Mexico, Saudi Arabia, Norway and the United States. We are no longer subject to U.S. Federal income tax examinations for years before 2020 and non-U.S. income tax examinations for years before 2007.

On August 16, 2022, the Inflation Reduction Act ("IRA") was signed into law in the United States. Among other provisions, the IRA includes a 15% corporate minimum tax rate applied to certain large corporations and a 1% excise tax on corporate stock repurchases made after December 31, 2022. We do not expect the IRA to have a material impact to the Company.

The Organization Economic Co-operation and Development ("OECD") introduced Base Erosion and Profit Shifting ("BEPS") Pillar 2 rules that impose a global minimum tax rate of 15%. Numerous countries, including European Union member states, have enacted or are expected to enact legislation to be effective as early as January 1, 2024, with general implementation of a global minimum tax by January 1, 2025. There are no impacts to our consolidated financial statements for the year ended December 31, 2023.

On December 18, 2023, Bermuda enacted a 15% corporate income tax regime (the "Bermuda CIT") that applies to Bermuda businesses that are part of multinational enterprise groups with annual revenue of €750 million or more and is effective for tax years beginning on or after January 1, 2025. As a result of the Bermuda CIT, the Company's exemption from Bermuda corporate income taxes will cease in 2025. With the enactment of the Bermuda CIT in 2023, the Company underwent an analysis to determine the tax impacts to its consolidated financial statements for the year ended December 31, 2023. Bermuda CIT allows for a beginning net operating loss balance related to the five years preceding the effective date of Bermuda CIT. We have recorded a deferred tax asset of $171.9 million for the Bermuda net operating losses generated from 2020 through 2023 with an offsetting valuation allowance of $171.9 million.

## Note 12 Shareholders' Equity

### Common shares

Our authorized share capital consists of 57.0 million shares of which 32.0 million are common shares, par value $0.05 per share, and 25.0 million are preferred shares, par value $0.001 per share. The preferred shares are issuable in one or more classes or series, full, limited or no voting rights, designations, preferences, special rights, qualifications, limitations and restrictions, as may be determined by the Board.

On July 19, 2021, we issued 147,974 shares of our common stock, valued at approximately $12.9 million, in connection with the purchase of certain development stage technologies in the energy transition space. Of the shares issued, 71,280 shares were subsequently forfeited in 2023.

During 2022, we issued 1.1 million common shares in connection with the Company's common stock warrants. See below for discussion on the Warrants.

During 2023, in connection with acquisition of certain intellectual property rights, we agreed to issue shares of our common stock to the seller, Nanogen. The purchase consideration included additional shares, subject to meeting certain earnout targets. Such targets were not met by the seller and, consequently, the shares were forfeited. The forfeited shares are held by a Nabors subsidiary, are presented as treasury stock in the accompanying balance sheet, and are reflected in the 1,161,283 issued and outstanding shares held by our subsidiaries.

From time to time, treasury shares may be reissued subject to applicable securities law limitations. When shares are reissued, we use the weighted-average-cost method for determining cost. The difference between the cost of the shares and the issuance price is added to or deducted from our capital in excess of par value account. No shares have been reissued during 2023, 2022 or 2021.

### Common stock warrants

On May 27, 2021, the Board declared a distribution of warrants to purchase its common shares (the "Warrants") to holders of the Company's common shares. Holders of Nabors common shares received two-fifths of a warrant per common share held as of the record date (rounded down for any fractional warrant). Nabors issued approximately 3.2 million Warrants on June 11, 2021 to shareholders of record as of June 4, 2021. As of December 31, 2023, 2.5 million Warrants remain outstanding and 1.1 million common shares have been issued in settlement of exercises of Warrants.

Each Warrant represents the right to purchase one common share at an initial exercise price of $166.66667 per Warrant, subject to certain adjustments (the "Exercise Price"). Payment of the exercise price may be in (a) cash or (b)"Designated Notes," which the Company initially defined as (x) Nabors Delaware's (i) 5.10% Notes due 2023, (ii) 0.75% Exchangeable Notes due 2024, (iii) 5.75% Notes due 2025 and (y) the Company's 7.25% Notes due 2026, subject to compliance with applicable procedures with respect to the delivery of the Warrants and Designated Notes. Effective March 21, 2022, the 0.75% Exchangeable Notes due 2024 were removed from the list of Designated Notes and in June 2023, the remaining balance of the 5.10% Notes due 2023 was fully redeemed. The Exercise Price and the number of common shares issuable upon exercise are subject to anti-dilution adjustments, including for share dividends, splits, subdivisions, spin-offs, consolidations, reclassifications, combinations, noncash distributions, cash dividends (other than regular quarterly cash dividends not exceeding a permitted threshold amount), certain pro rata shares repurchases, and similar transactions, including certain issuances of common shares (or securities exercisable or convertible into or exchangeable for common shares) at a price (or having a conversion price) that is less than 95% of the market price of the common shares. The Warrants expire on June 11, 2026, but the expiration date may be accelerated at any time by the Company upon 20-days' prior notice. The Warrants are traded on the over-the-counter market.

The Warrants are recognized as derivative liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the Warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's statement of operations. The fair value of the Warrants was initially measured at fair value using a Monte Carlo pricing model due to the level of market activity. As of December 31, 2023, the fair value of the Warrants was measured using their trading price. On December 31, 2023 and 2022, the fair value of the Warrants was approximately $25.9 million and $80.9 million, respectively. During the years ended December 31, 2023,

2022 and 2021, approximately $54.7 million of gain, $99.2 million of loss and $2.6 million of gain has been recognized for the change in liability and included in Other, net in our consolidated statements of income (loss), respectively.

**Note 13 Joint Ventures**

During 2016, we entered into an agreement with Saudi Aramco to form a new joint venture, SANAD, to own, manage and operate onshore drilling rigs in the Kingdom of Saudi Arabia. SANAD, which is equally owned by Saudi Aramco and Nabors, began operations during the fourth quarter of 2017.

During 2017, Nabors and Saudi Aramco each contributed $20 million in cash for the purpose of capitalizing the joint venture upon formation. In addition, since inception Nabors and Saudi Aramco have each contributed a combination of drilling rigs, drilling rig equipment and other assets, including cash, each with a value of approximately $394 million to the joint venture. The contributions were received in exchange for redeemable ownership interests which accrue interest annually, have a twenty-five year maturity and are required to be converted to authorized capital should certain events occur, including the accumulation of specified losses. In the accompanying condensed consolidated balance sheet, Nabors has reported Saudi Aramco's share of authorized capital as a component of noncontrolling interest in equity and Saudi Aramco's share of the redeemable ownership interests as redeemable noncontrolling interest in subsidiary, classified as mezzanine equity. As of December 31, 2023 and December 31, 2022, the amount included in redeemable noncontrolling interest was $423.6 million and $393.8 million, respectively. The accrued interest on the redeemable ownership interest is a non-cash financing activity and is reported as an increase in the redeemable noncontrolling interest in subsidiary line in our condensed consolidated balance sheet. In 2022, SANAD settled approximately $20.6 million of the accrued interest by making cash payments to each partner for their respective amounts.  The assets and liabilities included in the condensed balance sheet below are (a) assets that can either be used to settle obligations of the VIE or be made available in the future to the equity owners through dividends, distributions or in exchange of the redeemable ownership interests (upon mutual agreement of the owners) or (b) liabilities for which creditors do not have recourse to other assets of Nabors.

The condensed balance sheet of SANAD, as included in our consolidated balance sheet, is presented below.

|  | December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
|  | (In thousands) | |
| Assets: | | |
| Cash and cash equivalents | $ 281,329 | $ 302,949 |
| Accounts receivable | 86,461 | 92,922 |
| Other current assets | 12,461 | 14,750 |
| Property, plant and equipment, net | 646,215 | 489,358 |
| Other long-term assets | 25,099 | 21,278 |
| Total assets | $ 1,051,565 | $ 921,257 |
| Liabilities: | | |
| Accounts payable | $ 88,432 | $ 62,409 |
| Accrued liabilities | 10,301 | 6,639 |
| Other liabilities | 38,524 | 36,312 |
| Total liabilities | $ 137,257 | $ 105,360 |

**Note 14 Related-Party Transactions**

Nabors and certain current and former key employees, including Mr. Petrello, entered into split-dollar life insurance agreements, pursuant to which we pay a portion of the premiums under life insurance policies with respect to these individuals and, in some instances, members of their families. These agreements provide that we are reimbursed for the premium payments upon the occurrence of specified events, including the death of an insured individual. Any recovery of premiums paid by Nabors could be limited to the cash surrender value of the policies under certain circumstances. As such, the values of these policies are recorded at their respective cash surrender values in our consolidated balance sheets. We have made premium payments to date totaling $6.6 million related to these policies. The cash surrender value of these policies of approximately $4.9 million and $5.1 million is included in other long-term assets in our consolidated balance sheets as of December 31, 2023 and 2022.

Under the Sarbanes-Oxley Act of 2002, the payment of premiums by Nabors under the agreements could be deemed to be prohibited loans by us to these individuals. Consequently, we have paid no premiums related to our agreements with these individuals since the adoption of the Sarbanes-Oxley Act.

In November 2021, Nabors Energy Transition Corporation ("NETC"), a special purpose acquisition company, commonly referred to as a "SPAC", co-sponsored by Nabors and Greens Road Energy LLC, completed its initial public offering of 27,600,000 units. Greens Road Energy LLC is owned by certain members of Nabors' board of directors and management team. Simultaneously with the closing of the IPO, NETC completed the private sale of an aggregate of 13,730,000 warrants with a fair value of $1 per warrant, of which 6,288,500 warrants were purchased by related parties including certain Nabors board members, officers and employees, with the remainder being purchased by a subsidiary of Nabors. In December 2023, NETC completed a business combination with Vast Renewables Limited ("Vast"). NETC merged with and into a wholly owned subsidiary of Vast and one of our independent directors and an executive joined the board of directors of Vast. See Note 21—Special Purpose Acquisition Companies for additional information.

In July 2023, Nabors Energy Transition Corporation II ("NETC II") co-sponsored by Nabors and Greens Road Energy II LLC, completed its initial public offering of 30,500,000 units. Greens Road Energy II LLC is owned by certain members of Nabors' management team and board members. Simultaneously with the closing of the IPO, NETC II completed the private sale of an aggregate of 9,540,000 warrants with a fair value of $1 per warrant, of which 4,348,000 warrants were purchased by related parties including certain Nabors officers, directors and employees, with the remainder being purchased by a subsidiary of Nabors. See Note 21—Special Purpose Acquisition Companies for additional information.

In the ordinary course of business, we enter into various rig leases, rig transportation and related oilfield services agreements with our unconsolidated affiliates at market prices. Historically, these transactions primarily related to our former equity method investment in Nabors Arabia. During 2017, our joint venture with Saudi Aramco, SANAD, began operations. As such, we have included transactions with Saudi Aramco effective as of the commencement of operations of SANAD. See Note 13—Joint Ventures. Revenues from business transactions with these affiliated entities totaled $782.7 million, $682.7 million and $617.5 million for 2023, 2022 and 2021, respectively. Additionally, we had accounts receivable from these affiliated entities of $92.7 million and $97.0 million as of December 31, 2023 and 2022.

In addition, Mr. Crane, one of our independent directors, is Chairman and Chief Executive Officer of Crane Capital Group Inc. ("CCG"), an investment company that indirectly owns a majority interest in several operating companies, some of which have provided services to us in the ordinary course of business, including international logistics and electricity. During 2023, 2022 and 2021, we incurred costs for these services of $13.2 million, $11.4 million and $5.8 million, respectively. We had accounts payable to these CCG-related companies of $2.0 million and $2.7 million as of December 31, 2023 and 2022.

## Note 15 Commitments and Contingencies

### Commitments

Under the joint venture agreement with Saudi Aramco, the agreement requires us to backstop our share of the joint venture's obligations to purchase the first 25 drilling rigs in the event that there is insufficient cash in the joint venture or third party financing available. Although we currently anticipate that the future rig purchase needs will be met by cash flows from the joint venture and/or third party financing, no assurance can be given that the joint venture will not require us to fund our backstop.

### Leases

Nabors and its subsidiaries occupy various facilities and lease certain equipment under various lease agreements. Rental expense relating to operating leases with terms greater than 30 days amounted to $17.2 million, $15.0 million and $9.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. See Note 20—Leases for more information on the minimum rental commitments under non-cancelable operating leases.

*Contingencies*

*Income Tax*

We operate in a number of countries and our tax returns filed in those jurisdictions are subject to review and examination by tax authorities within those jurisdictions. We do not recognize the benefit of income tax positions we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our subsidiaries in certain countries, if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could change substantially.

In certain jurisdictions we have recognized deferred tax assets and liabilities. Judgment and assumptions are required in determining whether deferred tax assets will be fully or partially utilized. When we estimate that all or some portion of certain deferred tax assets such as net operating loss carryforwards will not be utilized, we establish a valuation allowance for the amount we determine to be more likely than not unrealizable. We continually evaluate strategies that could allow for future utilization of our deferred assets. Any change in the ability to utilize such deferred assets will be accounted for in the period of the event affecting the valuation allowance. If facts and circumstances cause us to change our expectations regarding future tax consequences, the resulting adjustments could have a material effect on our financial results or cash flow. At this time, we consider it more likely than not that we will have sufficient taxable income in the future that will allow us to realize the deferred tax assets that we have recognized. However, it is possible that some of our recognized deferred tax assets, relating to net operating loss carryforwards and tax credits, could expire unused or could carryforward indefinitely without utilization. Therefore, unless we are able to generate sufficient taxable income from our component operations, a substantial valuation allowance to reduce our deferred tax assets may be required, which would materially increase our tax expense in the period the allowance is recognized and materially adversely affect our results of operations and statement of financial condition.

*Litigation*

Nabors and its subsidiaries are defendants or otherwise involved in a number of lawsuits in the ordinary course of business. We estimate the range of our liability related to pending litigation when we believe the amount and range of loss can be estimated. We record our best estimate of a loss when the loss is considered probable. When a liability is probable and there is a range of estimated loss with no best estimate in the range, we record the minimum estimated liability related to the lawsuits or claims. As additional information becomes available, we assess the potential liability related to our pending litigation and claims and revise our estimates. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from our estimates. For matters where an unfavorable outcome is reasonably possible and significant, we disclose the nature of the matter and a range of potential exposure, unless an estimate cannot be made at the time of disclosure. In the opinion of management and based on liability accruals provided, our ultimate exposure with respect to these pending lawsuits and claims is not expected to have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our results of operations for a particular reporting period.

In March 2011, the Court of Ouargla entered a judgment of approximately $21.0 million (at December 31, 2023 exchange rates) against us relating to alleged violations of Algeria's foreign currency exchange controls, which require that goods and services provided locally be invoiced and paid in local currency. The case relates to certain foreign currency payments made to us by CEPSA, a Spanish operator, for wells drilled in 2006. Approximately $7.5 million of the total contract amount was paid offshore in foreign currency, and approximately $3.2 million was paid in local currency. The judgment includes fines and penalties of approximately four times the amount at issue. We have appealed the ruling based on our understanding that the law in question applies only to resident entities incorporated under Algerian law. An intermediate court of appeals upheld the lower court's ruling, and we appealed the matter to the Supreme Court. On September 25, 2014, the Supreme Court overturned the verdict against us, and the case was reheard by the Ouargla Court of Appeals on March 22, 2015 in light of the Supreme Court's opinion. On March 29, 2015, the Ouargla Court of Appeals reinstated the initial judgment against us. We appealed this decision again to the Supreme Court, which again overturned the appeals court's decision. The case was moved back to the court of appeals, which, once again, reinstated the verdict, failing to abide by the Supreme Court's ruling. Accordingly, we are appealing once more to the Supreme Court to try to get a final ruling on the matter. While our payments were consistent with our historical operations in the country, and, we believe, those of other multinational corporations there, as well as interpretations of the law by the Central Bank of Algeria, the ultimate resolution of this matter could result in a loss of up to $13.0 million in excess of amounts accrued.

*Off-Balance Sheet Arrangements (Including Guarantees)*

We are a party to some transactions, agreements or other contractual arrangements defined as "off-balance sheet arrangements" that could have a material future effect on our financial position, results of operations, liquidity and capital resources. The most significant of these off-balance sheet arrangements include the A/R Agreements (see Note 4—Accounts Receivable Purchase and Sales Agreements) and certain agreements and obligations under which we provide financial or performance assurance to third parties. Certain of these financial or performance assurances serve as guarantees, including standby letters of credit issued on behalf of insurance carriers in conjunction with our workers' compensation insurance program and other financial surety instruments such as bonds. In addition, we have provided indemnifications, which serve as guarantees, to some third parties. These guarantees include indemnification provided by Nabors to our share transfer agent and our insurance carriers. We are not able to estimate the potential future maximum payments that might be due under our indemnification guarantees.

Management believes the likelihood that we would be required to perform or otherwise incur any material losses associated with any of these guarantees is remote. The following table summarizes the total maximum amount of financial guarantees issued by Nabors:

| | Maximum Amount | | | | |
| | 2024 | 2025 | 2026 | Thereafter | Total |
| | | (In thousands) | | | |
| Financial standby letters of credit and other financial surety instruments........................................ | $ 34,011 | 61 | 9,057 | 4,109 | $ 47,238 |

**Note 16 Earnings (Losses) Per Share**

ASC 260, Earnings per Share, requires companies to treat unvested share-based payment awards that have nonforfeitable rights to dividends or dividend equivalents as a separate class of securities in calculating earnings (losses) per share. We have granted and expect to continue to grant to employees restricted stock grants that contain nonforfeitable rights to dividends. Such grants are considered participating securities under ASC 260. As such, we are required to include these grants in the calculation of our basic earnings (losses) per share and calculate basic earnings (losses) per share using the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared and participation rights in undistributed earnings. The participating security holders are not contractually obligated to share in losses. Therefore, losses are not allocated to the participating security holders.

Basic earnings (losses) per share is computed utilizing the two-class method and is calculated based on the weighted-average number of common shares outstanding during the periods presented.

Diluted earnings (losses) per share is computed using the weighted-average number of common and common equivalent shares outstanding during the periods utilizing the two-class method for stock options and unvested restricted shares and the if-converted method for the 1.75% senior exchangeable notes due June 2029 as the instrument contains a provision for share settlement.

A reconciliation of the numerators and denominators of the basic and diluted earnings (losses) per share computations is as follows:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| | (In thousands, except per share amounts) | | |
| **BASIC EPS:** | | | |
| Net income (loss) (numerator): | | | |
| Income (loss), net of tax | $ 49,904 | $ (307,218) | $ (543,710) |
| Less: net (income) loss attributable to noncontrolling interest | (61,688) | (43,043) | (25,582) |
| Less: deemed dividends to SPAC public shareholders | (8,638) | — | — |
| Less: accrued distribution on redeemable noncontrolling interest in subsidiary | (29,824) | (10,324) | (9,445) |
| Less: preferred stock dividends | — | — | (3,653) |
| Numerator for basic earnings per share: | | | |
| Adjusted income (loss), net of tax - basic | $ (50,246) | $ (360,585) | $ (582,390) |
| Income (loss) from discontinued operations, net of tax | $ — | $ — | $ 20 |
| Weighted-average number of shares outstanding - basic | 9,159 | 8,898 | 7,605 |
| Earnings (losses) per share: | | | |
| Basic from continuing operations | $ (5.49) | $ (40.52) | $ (76.58) |
| Basic from discontinued operations | — | — | — |
| Total Basic | $ (5.49) | $ (40.52) | $ (76.58) |
| **DILUTED EPS:** | | | |
| Adjusted income (loss), net of tax - diluted | $ (50,246) | $ (360,585) | $ (582,390) |
| Income (loss) from discontinued operations, net of tax | $ — | $ — | $ 20 |
| Weighted-average number of shares outstanding - diluted | 9,159 | 8,898 | 7,605 |
| Earnings (losses) per share: | | | |
| Diluted from continuing operations | $ (5.49) | $ (40.52) | $ (76.58) |
| Diluted from discontinued operations | — | — | — |
| Total Diluted | $ (5.49) | $ (40.52) | $ (76.58) |

For all periods presented, the computation of diluted earnings (losses) per share excludes shares related to outstanding stock options with exercise prices greater than the average market price of Nabors' common shares and shares related to the outstanding Warrants when their exercise price or exchange price is higher than the average market price of Nabors' common shares, because their inclusion would be anti-dilutive and because they are not considered participating securities.

In any period during which the average market price of Nabors' common shares exceeds the exercise prices of the stock options, such stock options or warrants will be included in our diluted earnings (losses) per share computation using the if-converted method of accounting. Restricted stock is included in our basic and diluted earnings (losses) per share computation using the two-class method of accounting in all periods because such stock is considered participating securities. For periods in which we experience a net loss, all potential common shares have been excluded from the calculation of weighted-average shares outstanding, because their inclusion would be anti-dilutive.

The average number of shares from options and shares related to outstanding Warrants that were excluded from diluted earnings (losses) per share that would potentially dilute earnings per share in the future were as follows (in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| | (In thousands) | | |
| Potentially dilutive securities excluded as anti-dilutive | 3,381 | 3,369 | 4,436 |

Additionally for the year ended December 31, 2023, we excluded 1.2 million common shares from the computation of diluted shares related to the conversion of the 1.75% senior exchangeable notes due June 2029, because their effect would be anti-dilutive under the if-converted method, respectively.

**Note 17 Supplemental Balance Sheet, Income Statement and Cash Flow Information**

Accrued liabilities include the following:

| | December 31, | |
|---|---|---|
| | **2023** | **2022** |
| | **(In thousands)** | |
| Accrued compensation | $ 58,769 | $ 64,926 |
| Deferred revenue | 29,233 | 37,808 |
| Other taxes payable | 41,322 | 39,621 |
| Workers' compensation liabilities | 6,588 | 6,588 |
| Interest payable | 57,607 | 69,174 |
| Litigation reserves | 19,924 | 18,681 |
| Other accrued liabilities | 16,797 | 10,777 |
| | $ 230,240 | $ 247,575 |

Investment income (loss) includes the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | **(In thousands)** | | |
| Interest and dividend income | $ 45,900 | $ 15,474 | $ 1,527 |
| Gains (losses) on marketable securities | (2,080) | (482) | 30 |
| | $ 43,820 | $ 14,992 | $ 1,557 |

Other, net includes the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | **(In thousands)** | | |
| Losses on sales, disposals and involuntary conversions of long-lived assets | $ 13,923 | $ 7,350 | $ 23,883 |
| Purchase of technology | — | — | 14,733 |
| Energy transition initiatives | 11,795 | — | — |
| Warrant and derivative valuation | (54,948) | 95,876 | — |
| Litigation expenses and reserves | 26,451 | 15,160 | 8,290 |
| Foreign currency transaction losses | 37,285 | 6,689 | 4,807 |
| (Gain) on debt buyback | (25,274) | (4,597) | (13,423) |
| Other losses (gains) | (9,958) | 6,621 | 1,708 |
| | $ (726) | $ 127,099 | $ 39,998 |

The changes in accumulated other comprehensive income (loss), by component, include the following:

| | Gains (losses) on cash flow hedges | Defined benefit pension plan items | Foreign currency items | Total |
|---|---|---|---|---|
| | (In thousands (1) ) | | | |
| As of January 1, 2022 | $ 2 | $ (5,356) | $ (5,280) | $ (10,634) |
| Other comprehensive income (loss) before reclassifications | — | 1,429 | (1,993) | (564) |
| Amounts reclassified from accumulated other comprehensive income (loss) | — | 160 | — | 160 |
| Net other comprehensive income (loss) | — | 1,589 | (1,993) | (404) |
| As of December 31, 2022 | $ 2 | $ (3,767) | $ (7,273) | $ (11,038) |

(1)  All amounts are net of tax.

| | Gains (losses) on cash flow hedges | Defined benefit pension plan items | Foreign currency items | Total |
|---|---|---|---|---|
| | (In thousands (1) ) | | | |
| As of January 1, 2023 | $ 2 | $ (3,767) | $ (7,273) | $ (11,038) |
| Other comprehensive income (loss) before reclassifications | — | — | 45 | 45 |
| Amounts reclassified from accumulated other comprehensive income (loss) | — | 161 | — | 161 |
| Net other comprehensive income (loss) | — | 161 | 45 | 206 |
| As of December 31, 2023 | $ 2 | $ (3,606) | $ (7,228) | $ (10,832) |

(1)  All amounts are net of tax.

The line items that were reclassified to net income include the following:

**Line item in consolidated statement of income (loss)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | (In thousands) | | |
| General and administrative expenses | 209 | 208 | 208 |
| Total income (loss) before income tax | (209) | (208) | (208) |
| Tax expense (benefit) | (48) | (48) | (48) |
| Reclassification adjustment for (gains)/ losses included in net income (loss) | $ (161) | $ (160) | $ (160) |

Supplemental cash flow information includes the following:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | (In thousands) | | |
| Cash paid for income taxes (refunded), net | $ 49,486 | $ 29,191 | $ 11,221 |
| Cash paid for interest, net of capitalized interest | $ 186,923 | $ 189,755 | $ 161,932 |
| Net change in accounts payable related to capital expenditures | $ 10,363 | $ 8,615 | $ 9,713 |

**Note 18 Segment Information**

Our business consists of five reportable segments: U.S. Drilling, Canada Drilling, International Drilling, Drilling Solutions and Rig Technologies. The accounting policies of the segments are the same as those described in Note 2— Summary of Significant Accounting Policies. Inter-segment sales are recorded at cost or cost plus a profit margin. We evaluate the performance of our segments based on several criteria, including adjusted operating income (loss).

The following table sets forth financial information with respect to our reportable operating segments:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| | **(In thousands)** | | |
| Operating revenues: | | | |
| U.S. Drilling | $ 1,207,629 | $ 1,100,614 | $ 669,656 |
| Canada Drilling | — | — | 39,336 |
| International Drilling | 1,345,249 | 1,199,282 | 1,043,197 |
| Drilling Solutions | 301,757 | 243,349 | 172,473 |
| Rig Technologies | 242,768 | 195,129 | 149,273 |
| Other reconciling items (1) | (91,422) | (84,608) | (56,387) |
| Total | $ 3,005,981 | $ 2,653,766 | $ 2,017,548 |

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| | **(In thousands)** | | |
| Adjusted operating income (loss): (2) | | | |
| U.S. Drilling | $ 262,353 | $ 108,506 | $ (76,492) |
| Canada Drilling | — | — | 2,893 |
| International Drilling | 40,868 | (879) | (40,117) |
| Drilling Solutions | 110,957 | 77,868 | 32,771 |
| Rig Technologies | 19,529 | 8,906 | 158 |
| Total segment adjusted operating income (loss) | $ 433,707 | $ 194,401 | $ (80,787) |

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| | **(In thousands)** | | |
| Reconciliation of segment adjusted operating income (loss) to net income (loss): | | | |
| Net income (loss) | $ 49,904 | $ (307,218) | $ (543,690) |
| Income (loss) from discontinued operations, net of tax | — | — | (20) |
| Income (loss) from continuing operations, net of tax | 49,904 | (307,218) | (543,710) |
| Income tax expense (benefit) | 79,220 | 61,536 | 55,621 |
| Income (loss) before income taxes | $ 129,124 | $ (245,682) | $ (488,089) |
| Investment (income) loss | (43,820) | (14,992) | (1,557) |
| Interest expense | 185,285 | 177,895 | 171,476 |
| Impairments and other charges | — | — | 66,731 |
| Other, net | (726) | 127,099 | 39,998 |
| Other reconciling items (3) | 163,844 | 150,081 | 130,654 |
| Total segment adjusted operating income (loss) (2) | $ 433,707 | $ 194,401 | $ (80,787) |

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| | **(In thousands)** | | |
| Depreciation and amortization | | | |
| U.S. Drilling | $ 271,308 | $ 311,759 | $ 326,361 |
| Canada Drilling | — | — | 11,604 |
| International Drilling | 347,784 | 329,335 | 323,431 |
| Drilling Solutions | 18,634 | 20,829 | 26,660 |
| Rig Technologies | 7,864 | 5,794 | 8,191 |
| Other reconciling items (3) | (296) | (2,645) | (2,866) |
| Total | $ 645,294 | $ 665,072 | $ 693,381 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | **(In thousands)** | | |
| Capital expenditures: | | | |
| U.S. Drilling | $ 136,311 | $ 118,017 | $ 53,875 |
| Canada Drilling | — | — | 2,938 |
| International Drilling | 357,609 | 222,099 | 173,078 |
| Drilling Solutions | 25,721 | 19,946 | 9,919 |
| Rig Technologies | 21,229 | 15,660 | 2,790 |
| Other reconciling items (3) | 12,038 | 5,765 | 1,089 |
| Total | $ 552,908 | $ 381,487 | $ 243,689 |

| | December 31, | |
|---|---|---|
| | **2023** | **2022** |
| | **(In thousands)** | |
| Total assets: | | |
| U.S. Drilling | $ 1,239,765 | $ 1,389,459 |
| International Drilling | 2,227,308 | 2,273,766 |
| Drilling Solutions | 78,472 | 63,652 |
| Rig Technologies | 239,167 | 207,345 |
| Other reconciling items (3) | 1,493,253 | 795,632 |
| Total | $ 5,277,965 | $ 4,729,854 |

(1) Represents the elimination of inter-segment transactions related to our Rig Technologies operating segment.

(2) Adjusted operating income (loss) represents income (loss) from continuing operations before income taxes, interest expense, earnings (losses) from unconsolidated affiliates, investment income (loss), impairments and other charges and other, net. Management evaluates the performance of our operating segments using adjusted operating income (loss), which is a segment performance measure, because it believes that this financial measure reflects our ongoing profitability and performance. In addition, securities analysts and investors use this measure as one of the metrics on which they analyze our performance. A reconciliation to income (loss) is provided in the above table.

(3) Represents the elimination of inter-segment transactions and unallocated corporate expenses, assets and capital expenditures.

The following table sets forth financial information with respect to Nabors' operations by geographic area based on the location of service provided:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | **(In thousands)** | | |
| Operating revenues | | | |
| U.S. | $ 1,477,774 | $ 1,323,531 | $ 804,807 |
| Outside the U.S. | 1,528,207 | 1,330,235 | 1,212,741 |
| | $ 3,005,981 | $ 2,653,766 | $ 2,017,548 |
| Property, plant and equipment, net: | | | |
| U.S. | $ 1,304,686 | $ 1,437,333 | $ 1,648,622 |
| Outside the U.S. | 1,594,042 | 1,588,767 | 1,699,876 |
| | $ 2,898,728 | $ 3,026,100 | $ 3,348,498 |

During the years ended December 31, 2023, 2022 and 2021, $821.1 million, $712.8 million and $645.0 million of our consolidated operating revenue was from Saudi Arabia. No other individual country outside of the U.S. was material to our consolidated operating revenue during any of the three periods presented.

One customer accounted for approximately 26%, 26% and 31% of our consolidated operating revenues during the years ended December 31, 2023, 2022 and 2021, respectively, and is included primarily in our International Drilling reportable segment.

**Note 19 Revenue Recognition**

We recognize revenue when control of a good or service promised in a contract (i.e., performance obligation) is transferred to a customer. Control is obtained when a customer has the ability to direct the use of and obtain substantially all the remaining benefits from that good or service. Contract drilling revenues are recorded over time utilizing the input method based on time elapsed. The measurement of progress considers the transfer of the service to the customer as we provide daily drilling services. We receive payment after the services have been performed by billing customers periodically (typically monthly). However, a portion of our revenues are recognized at a point-in-time as control is transferred at a distinct point in time such as with the sale of our top drives and other capital equipment. Within our drilling contracts, we have identified one performance obligation in which the transaction price is allocated.

*Disaggregation of revenue*

In the following table, revenue is disaggregated by geographical region. The table also includes a reconciliation of the disaggregated revenue with the reportable segments:

| | U.S. Drilling | Canada Drilling | International Drilling | Drilling Solutions | Rig Technologies | Other | Total |
|---|---|---|---|---|---|---|---|
| | | | | **Year Ended December 31, 2023** (In thousands) | | | |
| Lower 48 | $ 1,052,274 | $ — | $ — | $ 196,252 | $ 121,958 | $ — | $ 1,370,484 |
| U.S. Offshore Gulf of Mexico | 118,218 | — | — | 11,147 | — | — | 129,365 |
| Alaska | 37,137 | — | — | 1,733 | — | — | 38,870 |
| Canada | — | — | — | 1,522 | 7,270 | — | 8,792 |
| Middle East & Asia | — | — | 943,285 | 44,896 | 93,032 | — | 1,081,213 |
| Latin America | — | — | 341,470 | 44,422 | 11,162 | — | 397,054 |
| Europe, Africa & CIS | — | — | 60,494 | 1,785 | 9,346 | — | 71,625 |
| Eliminations & other | — | — | — | — | — | (91,422) | (91,422) |
| Total | $ 1,207,629 | $ — | $ 1,345,249 | $ 301,757 | $ 242,768 | $ (91,422) | $ 3,005,981 |

| | U.S. Drilling | Canada Drilling | International Drilling | Drilling Solutions | Rig Technologies | Other | Total |
|---|---|---|---|---|---|---|---|
| | | | | **Year Ended December 31, 2022** (In thousands) | | | |
| Lower 48 | $ 913,932 | $ — | $ — | $ 157,709 | $ 111,197 | $ — | $ 1,182,838 |
| U.S. Offshore Gulf of Mexico | 122,536 | — | — | 10,665 | — | — | 133,201 |
| Alaska | 64,146 | — | — | 1,734 | — | — | 65,880 |
| Canada | — | — | — | 1,521 | 5,726 | — | 7,247 |
| Middle East & Asia | — | — | 805,944 | 41,257 | 64,739 | — | 911,940 |
| Latin America | — | — | 309,320 | 29,515 | 1,503 | — | 340,338 |
| Europe, Africa & CIS | — | — | 84,018 | 948 | 11,964 | — | 96,930 |
| Eliminations & other | — | — | — | — | — | (84,608) | (84,608) |
| Total | $ 1,100,614 | $ — | $ 1,199,282 | $ 243,349 | $ 195,129 | $ (84,608) | $ 2,653,766 |

| | U.S. Drilling | Canada Drilling | International Drilling | Drilling Solutions | Rig Technologies | Other | Total |
|---|---|---|---|---|---|---|---|
| | | | | **Year Ended December 31, 2021** (In thousands) | | | |
| Lower 48 | $ 512,880 | $ — | $ — | $ 97,354 | $ 69,250 | $ — | $ 679,484 |
| U.S. Offshore Gulf of Mexico | 128,323 | — | — | 8,787 | — | — | 137,110 |
| Alaska | 28,453 | — | — | 753 | 59 | — | 29,265 |
| Canada | — | 39,336 | — | 1,342 | 4,379 | — | 45,057 |
| Middle East & Asia | — | — | 706,267 | 40,492 | 60,319 | — | 807,078 |
| Latin America | — | — | 251,153 | 22,104 | 228 | — | 273,485 |
| Europe, Africa & CIS | — | — | 85,777 | 1,641 | 15,038 | — | 102,456 |
| Eliminations & other | — | — | — | — | — | (56,387) | (56,387) |
| Total | $ 669,656 | $ 39,336 | $ 1,043,197 | $ 172,473 | $ 149,273 | $ (56,387) | $ 2,017,548 |

**Contract balances**

We perform our obligations under a contract with a customer by transferring goods or services in exchange for consideration from the customer. We recognize a contract asset or liability when we transfer goods or services to a customer and bill an amount which differs from the revenue allocated to the related performance obligations.

The timing of revenue recognition may differ from the timing of invoicing to customers and these timing differences result in receivables, contract assets, or contract liabilities (deferred revenue) on our consolidated balance sheet. In general, we receive payments from customers based on dayrates as stipulated in our contracts (i.e. operating rate, standby rate). The invoices billed to the customer are based on the varying rates applicable to the operating status on each rig. Accounts receivable are recorded when the right to consideration becomes unconditional.

Dayrate contracts also may contain fees charged to the customer for up-front rig modifications, mobilization and demobilization of equipment and personnel. These fees are associated with contract fulfillment activities, and the related revenue (subject to any constraint on estimates of variable consideration) is allocated to a single performance obligation and recognized ratably over the initial term of the contract. Mobilization fees are generally billable to the customer in the initial phase of a contract and generate contract liabilities until they are recognized as revenue. Demobilization fees are generally received at the end of the contract and generate contract assets when they are recognized as revenue prior to becoming receivables from the customer.

We receive reimbursements from our customers for the purchase of supplies, equipment, personnel services and other services provided at their request. Reimbursable revenues are variable and subject to uncertainty as the amounts received and timing thereof are dependent on factors outside of our influence. Accordingly, these revenues are constrained and not recognized until the uncertainty is resolved, which typically occurs when the related costs are incurred on behalf of the customer. We are generally considered a principal in these transactions and record the associated revenues at the gross amounts billed to the customer.

The opening and closing balances of our receivables, contract assets and current and long-term contract liabilities are as follows:

| | Contract Receivables | Contract Assets (Current) | Contract Assets (Long-term) | Contract Liabilities (Current) | Contract Liabilities (Long-term) |
|---|---|---|---|---|---|
| | | | (In millions) | | |
| As of December 31, 2022 | $ 401.9 | $ 23.6 | $ 0.1 | $ 29.2 | $ 3.2 |
| As of December 31, 2023 | $ 397.1 | $ 8.4 | $ 3.0 | $ 20.3 | $ 2.0 |

Approximately 89% of the contract liability balance at the beginning of the period was recognized as revenue during 2023 and 11% is expected to be recognized in 2024.

Additionally, 90% of the contract asset balance at the beginning of the period was recognized as expense during 2023 and 10% is expected to be recognized in 2024. This disclosure does not include variable consideration allocated entirely to a wholly unsatisfied performance obligation or promise to transfer a distinct good or service that forms part of a single performance obligation.

**Note 20 Leases**

Prior to January 1, 2019, we accounted for leases under ASC 840 and did not record any right of use asset or corresponding lease liability. We adopted ASC 842 using a modified retrospective approach with an effective date of January 1, 2019. As such, financial information for prior periods has not been adjusted and continues to be reported under ASC 840. Effective with the adoption of ASC 842, we have changed our accounting policy for leases as detailed below.

We have evaluated the provisions of ASC 842, including certain practical expedients allowed. The significant practical expedients we adopted include the following:

- We elected the practical expedient to apply the transition approach as of the beginning of the period of adoption and not restate comparative periods;

- We elected to utilize the "package of three" expedients, as defined in ASC 842, whereby we did not reassess whether contracts existing prior to the effective date contain leases, nor did we reassess lease classification determinations nor whether initial direct costs qualify for capitalization;

- We elected the practical expedient to not capitalize any leases with initial terms of twelve months or less on our condensed consolidated balance sheet;

- For all underlying classes of leased assets, we elected the practical expedient to not separate lease and non- lease components; and

- We elected the practical expedient to continue to account for land easements (also known as "rights of way") that were not previously accounted for as leases consistent with prior accounting until such contracts are modified or replaced, at which time they would be assessed for lease classification under ASC 842.

As of the date of implementation on January 1, 2019, the impact of the adoption of ASC 842 resulted in the recognition of a right of use asset and lease payable obligation on our condensed consolidated balance sheet of approximately $42.8 million. As the right of use asset and the lease payable obligation were the same, there was no cumulative effect impact on retained earnings.

Our leases primarily consist of office space and equipment used globally within our operations. We determine whether a contract is or contains a lease at inception of the contract based on answers to a series of questions that address whether an identified asset exists and whether we have the right to obtain substantially all the benefit of the assets and to control its use over the full term of the agreement. When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate using a credit notching approach to discount the lease payments based on information available at lease commencement. Certain of our lease agreements include options to extend and options to terminate the lease, which we do not include in our minimum lease terms unless management is reasonably certain to exercise. We do not separate lease and nonlease components of contracts. There are no material residual value guarantees nor any restrictions or covenants included in our lease agreements. Certain of our leases include provisions for variable payments. These variable payments are typically determined based on a measure of throughput or actual days or another measure of usage and are not included in the calculation of lease liabilities and right-of-use assets.

### Lease Position

The table below presents the lease related assets and liabilities recorded on our condensed consolidated balance sheet:

| | Classification on the Balance Sheet | Year Ended December 31, | |
| --- | --- | --- | --- |
| | | 2023 | 2022 |
| | | (In thousands) | |
| Assets | | | |
| Operating lease assets......................... | Other long-term assets | $ 30,650 | $ 34,504 |
| Total lease assets............................... | | $ 30,650 | $ 34,504 |
| | | | |
| Liabilities | | | |
| Current liabilities: | | | |
| Operating lease liabilities...................... | Current lease liabilities | $ 5,423 | $ 6,784 |
| Noncurrent liabilities: | | | |
| Operating lease liabilities...................... | Other long-term liabilities | $ 25,713 | $ 27,785 |
| Total lease liabilities ............................ | | $ 31,136 | $ 34,569 |

### Lease Costs

The table below presents certain information related to the lease costs for our operating leases:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| | (In thousands) | | |
| Operating lease cost ................................................. | 9,688 | 10,047 | 9,848 |
| Short-term lease cost................................................. | 150 | 596 | 593 |
| Variable lease cost.................................................... | 39 | 115 | 143 |
| Total lease cost ...................................................... | $ 9,877 | $ 10,758 | $ 10,584 |

### Other Information

The table below presents supplemental cash flow information related to leases:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| | (In thousands) | | |
| Cash paid for amounts included in the measurement of lease liabilities: | | | |
| Operating cash flows for operating leases ............................. | $ 9,688 | $ 10,047 | $ 9,848 |

### Lease Terms and Discount Rates

The table below presents certain information related to the weighted average remaining lease terms and weighted average discount rates for our operating leases:

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2023 | 2022 |
| Weighted-average remaining lease term - operating leases ........................ | 6.44 | 6.96 |
| Weighted-average discount rate - operating leases............................... | 6.82 % | 6.81 % |

*Undiscounted Cash Flows*

The table below reconciles the undiscounted cash flows for each of the first five years and the total remaining years to the operating lease liabilities recorded on the condensed consolidated balance sheet:

|  | December 31, 2023 |
|---|---|
|  | (In thousands) |
| 2024 | $ 7,614 |
| 2025 | 7,044 |
| 2026 | 6,966 |
| 2027 | 5,518 |
| 2028 | 2,455 |
| Thereafter | 8,539 |
| Total undiscounted lease liability | 38,136 |
| Less: amount of lease payments representing interest | (7,000) |
| Long-term lease obligations | $ 31,136 |

## Note 21 Special Purpose Acquisition Companies

As of December 31, 2023 Nabors is the co-sponsor of one SPAC. The SPAC is a consolidated VIE included in the accompanying consolidated financial statements under Restricted cash held in trust and Redeemable noncontrolling interest in subsidiary. The SPAC's funds are held in an interest-bearing U.S. based trust account ("Trust Account") and are invested in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invests only in direct U.S. government treasury obligations. The funds in the trust account will only be released to the SPAC upon completion by the SPAC of a business combination or in connection with redemptions of any of the redeemable common shares, except with respect to interest earned on the funds which may be withdrawn to pay the SPAC's taxes.

The company accounts for the non-controlling interest in the SPAC as subject to possible redemption in accordance with FASB ASC Topic 480 "*Distinguishing Liabilities from Equity*." The SPAC's common stock features certain redemption rights, which are considered to be outside the company's control and subject to occurrence of uncertain future events. Nabors will recognize any future changes in redemption value immediately as they occur – i.e., adjusting the carrying amount of the instrument to its current redemption amount at each reporting period.

*NETC*

In November 2021, NETC cosponsored by Nabors and Greens Road Energy LLC completed its' initial public offering. Greens Road Energy LLC is owned by certain members of Nabors' board of directors and management team. As part of the initial public offering of NETC and subsequent private placement warrant transactions, $281.5 million was deposited in a Trust Account. In February 2023, NETC entered into a definitive agreement for a business combination with Vast Renewables Limited ("Vast"), a development-stage company specializing in the design and manufacturing of concentrated solar thermal power (CSP) systems.

In December 2023, NETC and Vast completed the business combination. As a result, Nabors owns approximately 15% of Vast's ordinary shares, 7.4 million warrants of Vast, which are exercisable for one whole share of Vast at a price of $11.50 per share ("Vast Warrants"), and is entitled to up to approximately 2.4 million ordinary shares of Vast that are eligible to be received by Nabors in three equal increments, if Vast stock price reaches $12.50, $15.00 and $17.50 ("Vast Earnout Shares"). Nabors also has two representatives on the board of Vast. As a result of our ownership percentage and board representation, Nabors has significant influence over Vast and will account for its investment in Vast as an equity method investment. Our equity method investment, the Vast Warrants and the Vast Earnout Shares, were all recorded at fair market value at the time of closing, and the financial statements of NETC were deconsolidated from the Nabors consolidated financial statements. The impact of this transaction and subsequent application of equity method of accounting for our investment in Vast, and the fair value accounting for the Vast Warrants and Vast Earnout Shares, was a net gain for the quarter ended December 31, 2023, of approximately $7.2 million, which is included in the accompanying consolidated income statement under Other, net. The Vast Warrants and Vast Earnout Shares will be marked to market on an ongoing basis.

The following table summarizes NETC's effects on changes in non-controlling interest subject to possible redemption.

|  | 2023 | 2022 |
|---|---|---|
|  | (In thousands) | |
| Balance, beginning of year | $ 284,841 | $ 281,520 |
| Net earnings | 5,540 | 3,321 |
| Nabors deemed dividends to SPAC public shareholders | 3,055 | — |
| Noncontrolling interest deemed dividends to SPAC public shareholders | 1,774 | — |
| Redemptions and distributions of Trust Account | (295,210) | — |
| Balance as of December 31 | $ — | $ 284,841 |

## *NETC II*

In July 2023, NETC II co-sponsored by Nabors and Greens Road Energy II LLC, completed its initial public offering of 30,500,000 units at $10.00 per unit, generating gross proceeds of approximately $305.0 million. Greens Road Energy II LLC is owned by certain members of Nabors' management team and board members. Simultaneously with the closing of the IPO, NETC II completed the private sale of an aggregate of 9,540,000 warrants for an aggregate value of $9.5 million and issued unsecured promissory notes for an aggregate amount of $3.1 million. As part of the initial public offering of NETC II and subsequent private placement warrant transactions, $308.1 million was deposited in a Trust Account on July 18, 2023. As of December 31, 2023, the Trust Account balance was $315.5 million.

Approximately $315.5 million of non-controlling interest subject to possible redemption is presented at full redemption value as temporary equity, outside of the stockholders' equity section in the accompanying consolidated financial statements as of December 31, 2023.

The following table summarizes NETC II's effects on changes in non-controlling interest subject to possible redemption.

|  | 2023 |
|---|---|
|  | (In thousands) |
| Balance, beginning of year | $ — |
| Initial public offering | 294,474 |
| Net earnings | 7,438 |
| Nabors deemed dividends to SPAC public shareholders | 5,583 |
| Noncontrolling interest deemed dividends to SPAC public shareholders | 7,993 |
| Balance as of December 31 | $ 315,488 |

**ITEM 9.** *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

**ITEM 9A.** **CONTROLS AND PROCEDURES**

**Disclosure Controls and Procedures**

We maintain a set of disclosure controls and procedures (as such term is defined in Rule 15d-15(e) under the Exchange Act) designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. We have investments in certain unconsolidated entities that we do not control or manage. Because we do not control or manage these entities, our disclosure controls and procedures with respect to these entities are necessarily more limited than those we maintain with respect to our consolidated subsidiaries.

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2023, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

**Management's Report on Internal Control over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of these limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria set forth in the *Internal Control—Integrated Framework* issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

PricewaterhouseCoopers LLP has issued a report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, which is included in Part II, Item 8 of this annual report.

**Changes in Internal Control over Financial Reporting**

There have been no changes in internal control over financial reporting during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**ITEM 9B.** *OTHER INFORMATION*

During the quarter ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

**ITEM 9C.** *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

**PART III**

**ITEM 10.** *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information called for by this item will be contained in the definitive Proxy Statement to be distributed in connection with our 2024 annual general meeting of shareholders under the captions "*Director Nominees*," "*Election of Directors*", "*Other Executive Officers*", "*Meetings of the Board and Committees*" and "*Section 16(a) Beneficial Ownership Reporting Compliance*" and is incorporated into this document by reference.

We have adopted a Code of Business Conduct (the "Code of Conduct") that applies to all directors, employees, including our principal executive officer and principal financial and accounting officer. The Code of Conduct satisfies the SEC's definition of a "Code of Ethics" and is posted on our website at *www.nabors.com*. We intend to disclose on our website any amendments to the Code of Conduct and any waivers of the Code of Conduct that apply to our principal executive officer, principal financial officer, or principal accounting officer.

On June 26, 2023, we filed with the New York Stock Exchange the Annual CEO Certification regarding our compliance with the New York Stock Exchange's Corporate Governance listing standards as required by Section 303A-12(a) of the New York Stock Exchange's Listed Company Manual.

**ITEM 11.** *EXECUTIVE COMPENSATION*

The information called for by this item will be contained in various sections of our definitive Proxy Statement to be distributed in connection with our 2024 annual general meeting of shareholders, including under the captions "*Compensation Discussion and Analysis," "2023 Summary Compensation Table," "2023 Grants of Plan-Based Awards," "2023 Outstanding Equity Awards at Fiscal Year End," "2023 Option Exercises and Shares Vested," "2023 Non-Qualified Deferred Compensation," "Required Pay-Ratio Disclosure," "Pay v. Performance," "2023 Potential Payouts upon Termination or Change in Control," "Non-Employee Director Compensation," "Risk Assessment," "Compensation Committee Interlocks and Insider Participation,"* and *"Compensation Committee Report,"* and except as specified in the following sentence, is incorporated into this document by reference. Information in our definitive Proxy Statement not deemed to be "soliciting material" or "filed" with the SEC under its rules, including the Compensation Committee Report, is not deemed to be incorporated by reference.

**ITEM 12.** *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

The information called for by this item will be contained in our definitive Proxy Statement to be distributed in connection with our 2024 annual general meeting of shareholders, including under the captions *"Share Ownership"* and *"Securities Authorized for Issuance under Equity Compensation Plans"* and is incorporated into this document by reference.

**ITEM 13.** *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information called for by this item will be contained in our definitive Proxy Statement to be distributed in connection with our 2024 annual general meeting of shareholders, including under the captions "*Certain Relationships and Related Transactions*" and "*Overview of Key Governance Topics – Director Independence,"* is incorporated into this document by reference.

**ITEM 14.** *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information called for by this item will be contained in our definitive Proxy Statement to be distributed in connection with our 2024 annual general meeting of shareholders, including under the caption *"Independent Auditor Fees"* and is incorporated into this document by reference.

**ITEM 15.  *EXHIBITS, FINANCIAL STATEMENT SCHEDULES***

**(a)      The following documents are filed as part of this annual report:**

(1)      Financial Statements

(2)      Financial Statement Schedule

All other supplemental schedules are omitted because of the absence of the conditions under which they would be required or because the required information is included in the financial statements or related notes.

**(b)      Exhibit Index**

See the Exhibit Index for a list of those exhibits filed herewith, which Exhibit Index also includes and identifies management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form 10-K by Item 601 of Regulation S-K.

**ITEM 16. *FORM 10-K SUMMARY***

None.

## SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2023, 2022 and 2021

| | Balance at Beginning of Period | Charged to Costs and Other Deductions | Charged to Other Accounts | Deductions | Balance at End of Period |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| **2023** | | | | | |
| Allowance for doubtful accounts . . . . . . . . . . . . . . . . . . . | $ 52,895 | (56) | 56 | (31) | $ 52,864 |
| Inventory reserve. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 23,038 | 864 | — | — | $ 23,902 |
| Valuation allowance on deferred tax assets. . . . . . . . . . | $ 3,839,885 | — | 122,315 | — | $ 3,962,200 |
| **2022** | | | | | |
| Allowance for doubtful accounts . . . . . . . . . . . . . . . . . . . | $ 67,291 | 929 | (192) | (15,133) | $ 52,895 |
| Inventory reserve. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 21,931 | 1,107 | — | — | $ 23,038 |
| Valuation allowance on deferred tax assets. . . . . . . . . . | $ 3,754,207 | — | 85,678 | — | $ 3,839,885 |
| **2021** | | | | | |
| Allowance for doubtful accounts . . . . . . . . . . . . . . . . . . . | $ 69,807 | 2,870 | (393) | (4,993) | $ 67,291 |
| Inventory reserve. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 23,477 | 392 | 418 | (2,356) | $ 21,931 |
| Valuation allowance on deferred tax assets. . . . . . . . . . | $ 3,616,880 | — | 137,327 | — | $ 3,754,207 |

| Exhibit No. | Description |
|---|---|
| 3.1 | Memorandum of Association of Nabors Industries Ltd. (incorporated by reference to Annex II to the proxy statement/prospectus included in our Registration Statement on Form S-4 (File No. 333-76198) filed with the SEC on May 10, 2002, as amended). |
| 3.2 | Certificate of Deposit of Memorandum of Increase of Share Capital (incorporated by reference to Exhibit 3.1 to our Form 10-Q (File No. 001-32657) filed with the SEC on May 8, 2020). |
| 3.3 | Amended and Restated Bye-laws of Nabors Industries Ltd. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on April 22, 2020). |
| 4.1 | Description of Share Capital (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K (File No. 001-32657) filed with the SEC on February 18, 2022). |
| 4.2 | Warrant Agreement (including Form of Warrant), dated June 10, 2021, between the Company and Computershare Trust Company, N.A., as Warrant Agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on June 10, 2021). |
| 4.3 | Indenture related to the 2.35% Senior Notes due 2016 and 5.10% Senior Notes due 2023, dated as of September 12, 2013, among Nabors Industries, Inc. as Issuer, Nabors Industries Ltd. as Guarantor, Wilmington Trust, National Association as Trustee and Citibank, N.A. as Securities Administrator (including form of 2.35% Senior Note due 2016 and form of 5.10% Senior Note due 2023) (incorporated by reference to Exhibit 4.1 to our Current Report on  Form 8-K (File No. 001-32657) filed with the SEC on September 13, 2013). |
| 4.4 | Indenture, dated as of January 13, 2017, by and among Nabors Industries, Inc., as issuer, Nabors Industries Ltd., as guarantor, Citibank, N.A., as securities administrator and Wilmington Trust, National Association, as trustee with respect to Nabors Industries, Inc.'s 0.75% Exchangeable Senior Notes due 2024 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 13, 2017). |
| 4.4(a) | Supplemental Indenture, dated as of October 29, 2020 by and among Nabors Industries Inc., as Issuer, Nabors Industries, Ltd., as Guarantor, Wilmington Trust, National Association., as trustee and Citibank, N.A., as securities administrator with respect to Nabors Industries, Inc.'s 0.75% Exchangeable Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on November 3, 2020). |
| 4.5 | Indenture, dated as of January 23, 2018, by and among Nabors Industries, Inc., Nabors Industries Ltd., as Guarantor, Citibank, N.A., as securities administrator and Wilmington Trust National Association, as trustee with respect to Nabors Industries, Inc.'s 5.75% Senior Notes due 2025 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 23, 2018). |
| 4.6 | Indenture, dated as of January 10, 2020 by and among Nabors Industries Ltd., as Issuer, Nabors Industries, Inc., as Guarantor, Nabors International Finance Inc., as Guarantor, Nabors Lux Finance 1, as Guarantor, Nabors Global Holdings Limited, as Guarantor, Nabors Drilling Holdings Inc., as Guarantor, Nabors Holdings Ltd., as Guarantor, and Wells Fargo Bank, N.A., as trustee, with respect to Nabors' Industries Ltd.'s 7.25% Senior Guaranteed Notes due 2026 and 7.50% Guaranteed Notes due 2028, including as exhibits thereto the form of Notes (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K (File No. 00132657) filed with the SEC on January 14, 2020). |
| 4.7 | Indenture, dated as of December 1, 2020 by and among Nabors Industries, Inc., as Issuer, the guarantors party thereto, and Wilmington Trust, National Association, as trustee with respect to Nabors Industries, Inc.'s 9.00% Senior Priority Guaranteed Notes due 2025 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on December 4, 2020). |

| Exhibit No. | Description |
|---|---|
| 4.8 | Indenture, dated as of November 23, 2021 by and among Nabors Industries, Inc., as Issuer, the guarantors party thereto, and Wilmington Trust, National Association, as trustee with respect to Nabors Industries, Inc.'s 7.375% Senior Priority Guaranteed Notes due 2027 (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on November 26, 2021). |
| 4.9 | Indenture, dated as of February 14, 2023 by and among Nabors Industries, Inc., as Issuer, Nabors Industries Ltd. as guarantor, and Wilmington Trust, National Association, as trustee with respect to Nabors Industries, Inc.'s 1.750% Senior Exchangeable Notes due 2027 (incorporated by reference to Exhibit 4.1 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on February 14, 2023). |
| 4.10 | Indenture, dated as of November 20, 2023 by and among Nabors Industries, Inc., as Issuer, the guarantors party thereto, and Wilmington Trust, National Association, as trustee with respect to Nabors Industries, Inc.'s 9.125% Senior Priority Guaranteed Notes due 2030 (incorporated by reference to Exhibit 4.1 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on November 20, 2023). |
| 10.1 | Call Option Transaction Confirmation, dated as of January 9, 2017, between Nabors Industries Ltd., Nabors Industries, Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 11, 2017). |
| 10.2 | Call Option Transaction Confirmation, dated as of January 9, 2017, between Nabors Industries Ltd., Nabors Industries, Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 11, 2017). |
| 10.3 | Additional Call Option Transaction Confirmation, dated as of January 10, 2017, between Nabors Industries Ltd., Nabors Industries, Inc. and Citigroup Global Markets Inc. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 13, 2017). |
| 10.4 | Additional Call Option Transaction Confirmation, dated as of January 10, 2017, between Nabors Industries Ltd., Nabors Industries, Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 13, 2017). |
| 10.5 | Shareholders' Agreement, dated October 31, 2016, between Saudi Aramco Development Company and Nabors International Netherlands B.V. (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K (File No. 001-32657) filed with the SEC on February 28, 2017). |
| 10.6 | Credit Agreement, dated as of January 21, 2022, among Nabors Industries, Inc., as Borrower, Nabors Industries Ltd., as Holdings, the other Guarantors from time to time party thereto, the Issuing Banks and other Lenders party thereto and Citibank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 24, 2022).** |
| 10.7 | Second Amendment to Credit Agreement, dated September 28, 2023 among Nabors Industries, Inc., as Borrower, Nabors Industries Ltd., as Holdings, the other Guarantors from time to time party thereto, the Issuing Banks and other Lenders party thereto and Citibank, N.A., as Administrative Agent. * |
| 10.8 | Receivables Purchase Agreement dated as of September 13, 2019, by and among Nabors A.R.F., LLC, certain operating subsidiaries of Nabors Industries Ltd., and Nabors Industries, Inc., (incorporated by reference to Exhibit 10.1 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on September 18, 2019). |
| 10.8(a) | Receivables Sale Agreement dated as of September 13, 2019, by and among Nabors A.R.F., LLC, Nabors Industries, Inc., the purchasers party thereto, and Wells Fargo Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on September 18, 2019). |

| Exhibit No. | Description |
|---|---|
| 10.8(b) | First Amendment to the Receivables Purchase Agreement, dated as of July 13, 2021, by and among Nabors A.R.F., LLC, Nabors Industries, Inc., Arab Banking Corporation B.S.C. New York Branch, and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on July 16, 2021). |
| 10.8(c) | Third Amendment to the Receivables Purchase Agreement, dated as of June 27, 2022, by and among Nabors A.R.F., LLC, Nabors Industries, Inc., Arab Banking Corporation B.S.C. New York Branch, Nomura Corporate Funding Americas, LLC, and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.1 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on June 27, 2022). |
| 10.8(d) | Indemnification Agreement, dated as of September 13, 2019, between Nabors Industries Ltd. and Wells Fargo Bank, N.A. (incorporated by reference to Exhibit 10.3 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on September 18, 2019). |
| 10.9(+) | Executive Employment Agreement by and among Nabors Industries Ltd., Nabors Industries, Inc. and Anthony G. Petrello, effective as of January 1, 2013 (incorporated by reference to Exhibit 99.1 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on March 11, 2013). |
| 10.9(a)(+) | First Amendment to Executive Employment Agreement, dated December 19, 2014, among Nabors Industries Ltd., Nabors Industries, Inc. and Anthony G. Petrello (incorporated by reference to Exhibit 99.1 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on December 19, 2014). |
| 10.9(b)(+) | Second Amendment to Executive Employment Agreement, dated as of June 5, 2015, among Nabors Industries Ltd., Nabors Industries, Inc. and Anthony G. Petrello (incorporated by reference to Exhibit 99.1 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on June 8, 2015). |
| 10.9(c)(+) | Third Amendment to Executive Employment Agreement, dated as of December 31, 2015, among Nabors Industries Ltd., Nabors Industries, Inc. and Anthony G. Petrello (incorporated by reference to Exhibit 99.1 to our Current Report Form 8-K (File No. 001-32657) filed with the SEC on January 5, 2016). |
| 10.9(d)(+) | Fourth Amendment to Executive Employment Agreement, dated June 10, 2016, among Nabors Industries Ltd., Nabors Industries, Inc. and Anthony G. Petrello (incorporated by reference to Exhibit 99.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on June 13, 2016). |
| 10.9(e)(+) | Fifth Amendment to Executive Employment Agreement, dated October 15, 2018, among Nabors Industries Ltd., Nabors Industries, Inc. and Anthony G. Petrello (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on November 7, 2018). |
| 10.9(f)(+) | Sixth Amendment to Executive Employment Agreement, dated December 31, 2018, among Nabors Industries Ltd., Nabors Industries, Inc. and Anthony G. Petrello (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 4, 2019). |
| 10.9(g)(+) | Seventh Amendment to Executive Employment Agreement, dated January 2, 2020, among Nabors Industries Ltd., Nabors Industries, Inc. and Anthony G. Petrello (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 8, 2020). |
| 10.9(h)(+) | Eighth Amendment to Executive Employment Agreement, dated April 6, 2020, among Nabors Industries Ltd., Nabors Industries, Inc. and Anthony G. Petrello (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 00132657) filed with the SEC on April 9, 2020). |
| 10.10(+) | Amended and Restated Executive Employment Agreement, dated January 2, 2020, among Nabors Industries Ltd., Nabors Industries, Inc. and William Restrepo. (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 8, 2020). |
| 10.10(a)(+) | First Amendment to Amended and Restated Employment Agreement, dated April 6, 2020, among Nabors Industries Ltd., Nabors Industries, Inc. and William Restrepo (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (File No. 00132657) filed with the SEC on April 9, 2020). |

| Exhibit No. | Description |
|---|---|
| 10.10(b)(+) | Second Amendment to Amended and Restated Executive Employment Agreement, dated January 1, 2022, among Nabors Industries Ltd., Nabors Industries, Inc. and William Restrepo (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 6, 2022). |
| 10.11(+) | Form of Indemnification Agreement entered into between Nabors Industries Ltd. and the directors and executive officers (incorporated by reference to Exhibit 10.28 to our Annual Report on Form 10-K (File No. 000-49887) filed with the SEC on March 31, 2003). |
| 10.12(+) | Form of Director Cash Award Agreement (incorporated by reference to Exhibit 10.13 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on August 4, 2020). |
| 10.13(+) | Amended and Restated 1999 Stock Option Plan for Non-Employee Directors (amended on May 2, 2003) (incorporated by reference to Exhibit 10.29 to our Form 10-Q (File No. 000-49887) filed with the SEC on May 12, 2003). |
| 10.13(a)(+) | Form of Stock Option Agreement to the Amended and Restated 1999 Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on April 28, 2017). |
| 10.14(+) | Nabors Industries Ltd. Amended and Restated 2003 Employee Stock Plan (incorporated by reference to Exhibit A of our Proxy Statement (File No. 001-32657) filed with the SEC on May 4, 2006). |
| 10.14(a)(+) | Form of Stock Option Agreement—Petrello/Isenberg (incorporated by reference to Exhibit 10.03 to our Current Report on Form 8-K (File No. 000-49887) filed with the SEC on March 2, 2005). |
| 10.14(b)(+) | Form of Stock Option Agreement—Others (incorporated by reference to Exhibit 10.04 to our Current Report on Form 8-K (File No. 000-49887) filed with the SEC on March 2, 2005). |
| 10.15(+) | Amended and Restated Nabors Industries Ltd. 2016 Stock Plan (incorporated by reference to Annex B to Nabors Industries Ltd.'s Definitive Proxy Statement (File No. 001-32657) filed with the SEC on April 23, 2020). |
| 10.15(a)(+) | Form of Nabors Industries Ltd. TSR Stock Agreement – Anthony G. Petrello (2020), pursuant to the Amended and Restated 2016 Stock Plan (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on August 4, 2020). |
| 10.15(b)(+) | Form of Nabors Corporate Services, Inc. TSR Stock Agreement – Anthony G. Petrello (2020), pursuant to the Amended and Restated 2016 Stock Plan (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on August 4, 2020). |
| 10.15(c)(+) | Form of Nabors Industries Ltd. TSR Stock Agreement – William Restrepo (2020), pursuant to the Amended and Restated 2016 Stock Plan (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q (File no. 001-32657) filed with the SEC on August 4, 2020). |
| 10.15(d)(+) | Form of Nabors Corporate Services, Inc. TSR Stock Agreement – William Restrepo (2020), pursuant to the Amended and Restated 2016 Stock Plan (incorporated by reference to Exhibit 10.10 to our Quarterly Report on Form 10-Q (File no. 001-32657) filed with the SEC on August 4, 2020). |
| 10.15(e)(+) | Form of CEO Performance-Based Restricted Stock Unit Agreement (2021), pursuant to the Amended and Restated 2016 Stock Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 8, 2021). |
| 10.15(f)(+) | Form of CFO Performance-Based Restricted Stock Unit Agreement (2021), pursuant to the Amended and Restated 2016 Stock Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 8, 2021). |
| 10.15(g)(+) | Form of Restricted Stock Agreement – Directors, pursuant to the Amended and Restated Nabors Industries Ltd. 2016 Stock Plan (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-8 (File No. 333-239325) filed with the SEC on June 19, 2020). |
| 10.15(h)(+) | Form of Restricted Stock Agreement – Others, pursuant to the Amended and Restated Nabors Industries Ltd. 2016 Stock Plan (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form S-8 (File No. 333-239325) filed with the SEC on June 19, 2020). |

| Exhibit No. | Description |
|---|---|
| 10.15(i)(+) | Form of Restricted Stock Agreement – Others, pursuant to the Amended and Restated Nabors Industries Ltd. 2016 Stock Plan (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on July 28, 2023). |
| 10.15(j)(+) | Form of Restricted Stock Agreement – Others, pursuant to the Amended and Restated Nabors Industries Ltd. 2016 Stock Plan (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q (File No. 001-32657 ) filed with the SEC on July 28, 2023). |
| 10.15(k)(+) | Form of Stock Option Agreement – Others, pursuant to the 2016 Stock Plan (incorporated by reference to Exhibit 10.1(b) to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on April 28, 2017). |
| 10.15(l)(+) | Form of Nabors Industries Ltd. TSR Grant Agreement – Executive, pursuant to the 2016 Stock Plan and the 2013 Stock Plan (incorporated by reference to Exhibit 10.15(n) to our Annual Report on Form 10-K (File No. 001-32657) filed with the SEC on February 28, 2019). |
| 10.15(m)(+) | Form of Nabors Corporate Services, Inc. TSR Grant Agreement – Executive, pursuant to the 2016 Stock Plan and the 2013 Stock Plan (incorporated by reference to Exhibit 10.15(o) to our Annual Report on Form 10-K (File No. 001-32657) filed with the SEC on February 28, 2019). |
| 10.15(n)(+) | Form of Nabors Industries Ltd. TSR Stock Grant Agreement – Anthony G. Petrello (2020) (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 8, 2020). |
| 10.15(o)(+) | Form of Nabors Corporate Services, Inc. TSR Stock Grant Agreement – Anthony G. Petrello (2020) (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 8, 2020). |
| 10.15(p)(+) | Form of CEO Performance Based Stock Restricted Unit Agreement (2020) (incorporated by reference to Exhibit 10.5 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 8, 2020). |
| 10.15(q)(+) | Form of CFO Performance Based Stock Restricted Unit Agreement (2020) (incorporated by reference to Exhibit 10.6 to our Current Report on Form 8-K (File No. 001-32657) filed with the SEC on January 8, 2020). |
| 10.15(r)(+) | Form of CEO Performance Based Restricted Stock Unit Agreement (2022) (incorporated by reference to Exhibit 10.14(p) to our Annual Report on Form 10-K (File No. 001-32657) filed with the SEC on February 18, 2022). |
| 10.15(s)(+) | Form of CFO Performance Based Restricted Stock Unit Agreement (2022) (incorporated by reference to Exhibit 10.14(q) to our Annual Report on Form 10-K (File No. 001-32657) filed with the SEC on February 18, 2022). |
| 10.15(t)(+) | Form of CEO Performance Based Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on July 28, 2023). |
| 10.15(u)(+) | Form of CFO Performance Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on July 28, 2023). |
| 10.15(v)(+) | Form of CEO Long-Term Performance-Based Restricted Stock Unit Grant Agreement (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on July 28, 2023). |
| 10.15(w)(+) | Form of CFO Performance Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on July 28, 2023). |
| 10.15(x)(+) | Form of CEO TSR Stock Grant Agreement (2022) (incorporated by reference to Exhibit 10.14(r) to our Annual Report on Form 10-K (File No. 001-32657) filed with the SEC on February 18, 2022). |
| 10.15(y)(+) | Form of CFO TSR Stock Grant Agreement (2022) (incorporated by reference to Exhibit 10.14(s) to our Annual Report on Form 10-K (File No. 001-32657) filed with the SEC on February 18, 2022). |

| Exhibit No. | Description |
|---|---|
| 10.16(+) | Nabors Industries, Inc. Executive Deferred Compensation Plan (as Amended and Restated Effective as of April 1, 2017) (incorporated by reference to Exhibit 10.3(a) to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on April 28, 2017). |
| 10.16(a)(+) | Amendment No. 1 to Nabors Industries, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on November 1, 2019). |
| 10.16(b)(+) | Form of Deferred Bonus Agreement under the Nabors Industries, Inc. Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.3(b) to our Current Report on Form 10-Q (File No. 001-32657) filed with the SEC on April 28, 2017). |
| 10.17(+) | Nabors Industries, Inc. Deferred Compensation Plan (as Amended and Restated Effective as of January 1, 2017) (incorporated by reference to Exhibit 10.4 to our Current Report on Form 10-Q (File No. 001-32657) filed with the SEC on April 28, 2017). |
| 10.17(a)(+) | Amendment No. 1 to Nabors Industries, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on November 1, 2019). |
| 10.18(b)(+) | Amendment No. 2 to Nabors Industries, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on November 1, 2019). |
| 10.19 | Amending Agreement, dated July 29, 2021, by and among Nabors Drilling Canada Limited, Nabors Industries Ltd., and HSBC Canada Bank (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q (File No. 001-32657) filed with the SEC on August 2, 2021). |
| 21 | Significant Subsidiaries.* |
| 22 | Issuer of Registered Guaranteed Debt Securities.* |
| 23.1 | Consent of Independent Registered Public Accounting Firm—PricewaterhouseCoopers LLP.* |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of Anthony G. Petrello, Chairman, President and Chief Executive Officer.* |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of William Restrepo, Chief Financial Officer.* |
| 32.1 | Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350), executed by Anthony G. Petrello, Chairman, President and Chief Executive Officer and William Restrepo, Chief Financial Officer.* |
| 97.1 | Clawback Policy* |
| 101.INS | Inline XBRL Instance Document* |
| 101.SCH | Inline XBRL Schema Document* |
| 101.CAL | Inline XBRL Calculation Linkbase Document* |
| 101.LAB | Inline XBRL Label Linkbase Document* |
| 101.PRE | Inline XBRL Presentation Linkbase Document* |
| 101.DEF | Inline XBRL Definition Linkbase Document* |
| 104 | Cover Page Interactive Data File (the cover page XBRL tags are embedded in the Inline XBRL document) |

\*    Filed herewith.

\*\*   Certain schedules and exhibits have been omitted in accordance with Item 601(a)(5) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

(+) Management contract or compensatory plan or arrangement.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NABORS INDUSTRIES LTD.

By: _____/s/ ANTHONY G. PETRELLO_____
Anthony G. Petrello
*Chairman, President and*
*Chief Executive Officer*
*(Principal Executive Officer)*

By: _____/s/ WILLIAM RESTREPO_____
William Restrepo
*Chief Financial Officer*
*(Principal Financial Officer and Accounting Officer)*

Date: _____February 12, 2024_____

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ ANTHONY G. PETRELLO<br>Anthony G. Petrello | Chairman, President and Chief Executive Officer | February 12, 2024 |
| /s/ WILLIAM RESTREPO<br>William Restrepo | Chief Financial Officer | February 12, 2024 |
| /s/ TANYA S. BEDER<br>Tanya S. Beder | Director | February 12, 2024 |
| /s/ ANTHONY R. CHASE<br>Anthony R. Chase | Director | February 12, 2024 |
| /s/ JAMES R. CRANE<br>James R. Crane | Director | February 12, 2024 |
| /s/ MICHAEL C. LINN<br>Michael C. Linn | Director | February 12, 2024 |
| /s/ JOHN P. KOTTS<br>John P. Kotts | Director | February 12, 2024 |
| /s/ JOHN YEARWOOD<br>John Yearwood | Director | February 12, 2024 |

## BOARD OF DIRECTORS

**Anthony G. Petrello**
*Nabors Chairman of the Board, President & Chief Executive Officer*

**Tanya S. Beder**
*Chair & CEO of SBCC Group, Inc.*

**Anthony R. Chase**
*Chair & CEO of ChaseSource, L.P.*

**James R. Crane**
*Chair & CEO of Crane Capital Group, Inc.*

**John P. Kotts**
*Private investor and entrepreneur*

**Michael C. Linn**
*President & CEO of MCL Ventures, LLC*

**John Yearwood**
*Lead Director, Retired President,
CEO & COO of Smith International, Inc.*

## LEADERSHIP TEAM

**Anthony G. Petrello**
*Chairman, President & Chief Executive Officer*

**William Restrepo**
*Chief Financial Officer*

**Mark D. Andrews**
*Corporate Secretary*

. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

**Siggi Meissner**
*President, Energy Transition and Industrial Automation*

**Miguel Rodriguez**
*Senior Vice President, Finance Operations*

**Travis Purvis**
*Senior Vice President,
Global Drilling Operations*

**Michael Csizmadia**
*Senior Vice President, General Counsel
& Chief Compliance Officer*

**Subodh Saxena**
*Senior Vice President, Nabors Drilling Solutions*

**Clark Wood**
*Vice President & Chief Accounting Officer*

**Jade Strong**
*Senior Vice President & Chief Administrative Officer*

**Yehya Altameimi**
*Chief Executive Officer
Saudi Aramco Nabors Drilling (SANAD)*

## SHAREHOLDER INFORMATION

**Corporate Address**
Crown House
Second Floor
4 Par-la-Ville Road Hamilton,
Bermuda HM 08
Telephone: (441) 292-1510
FAX: (441) 292-1334

**Mailing Address**
P.O. Box HM3349
Hamilton, HMPX
Bermuda

**Form 10-K**
Our Form 10-K is available on our website at www.nabors.com within the "Investor Relations" section. Copies may be obtained at no charge by writing to our Corporate Secretary at Nabors' corporate office.

**Transfer Agent**
Computershare Trust Company, N.A.
www.computershare.com/investor

> **Shareholder correspondence should be mailed to:**
> Computershare
> P.O. Box 43006
> Providence, RI 02940-3006

> **Overnight correspondence should be sent to:**
> Computershare
> 150 Royall Street, Suite 101
> Canton, Massachusetts, 02021
> United States

> **Shareholder online inquiries:**
> https://www-us.computershare.com/investor/Contact

**Investor Relations Contact:**
William C. Conroy
Vice President of Corporate Development & Investor Relations
William.Conroy@Nabors.com

**Independent Registered Public Accounting Firm**
PricewaterhouseCoopers LLP Houston, Texas

On April 8, 2024, the closing price of our common shares as reported on the New York Stock Exchange ("NYSE") was $88.19, and there were approximately 1,617 shareholders of record of our common shares. The common shares are listed on the NYSE under the symbol "NBR."

For additional information regarding corporate governance, historical financial data, investor presentations and global rig fleet, please visit ***www.nabors.com***.

This annual report includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to a number of risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors' actual results may differ materially from those indicated or implied by such forward-looking statements. The forward-looking statements contained in this annual report reflect management's estimates and beliefs as of the date this annual report is first made available to shareholders. Nabors does not undertake to update these forward-looking statements.



Crown House
Second Floor
4 Par-la-Ville Road
Hamilton, Bermuda HM 08